      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 2001

                                                      REGISTRATION NO. 333-59732
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 5
                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                           WRIGHT MEDICAL GROUP, INC.

             (Exact name of registrant as specified in its charter)

            DELAWARE                         3842                    13-4088127
(State or other jurisdiction of        (Primary Standard          (I.R.S. Employer
 incorporation or organization)           Industrial            Identification No.)
                                  Classification Code Number)

                               5677 AIRLINE ROAD
                           ARLINGTON, TENNESSEE 38002
                                 (901) 867-9971
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 F. BARRY BAYS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           WRIGHT MEDICAL GROUP, INC.
                               5677 AIRLINE ROAD
                           ARLINGTON, TENNESSEE 38002
                                 (901) 867-9971
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

 JEFFREY R. POSS, ESQ.       ARNOLD B. PEINADO, III, ESQ.
Willkie Farr & Gallagher  Milbank, Tweed, Hadley & McCloy LLP
   787 Seventh Avenue           1 Chase Manhattan Plaza
New York, New York 10019       New York, New York 10005
    (212) 728-8000                  (212) 530-5000

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this preliminary prospectus is not complete and may be changed. We may not offer or sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject To Completion, Dated July 9, 2001


PROSPECTUS

7,500,000 SHARES

[LOGO]
COMMON STOCK

Wright Medical Group, Inc. is offering 7,500,000 shares of common stock in this initial public offering. We anticipate that the initial public offering price will be between $11.50 and $13.50 per share. This is our initial public offering and no public market currently exists for our shares.

Our proposed trading symbol on the Nasdaq National Market is "WMGI."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------
                                                              Initial Public   Underwriting   Proceeds to Wright
                                                              Offering Price   Discount       Medical Group, Inc.
-----------------------------------------------------------------------------------------------------------------
Per Share                                                      $               $                $
-----------------------------------------------------------------------------------------------------------------
Total                                                          $               $                $
-----------------------------------------------------------------------------------------------------------------

Warburg, Pincus Equity Partners, L.P. has granted the underwriters a 30-day option to purchase up to 1,125,000 additional shares of common stock to cover over-allotments, if any.

JPMorgan

                   Credit Suisse First Boston

                                                      U.S. Bancorp Piper Jaffray

      , 2001

CONSERVATIVE RESTORATION    PROFEMUR R          [GRAPHIC OF
                            REVISION HIP STEM   PROFEMUR-TM-
                            MODULAR             R FEMORAL STEM]
                            CONFIGURATIONS
                            FOR EXACT
                            PATIENT MATCHING

INNOVATIVE PRODUCTS         ADVANCE-REGISTERED TRADEMARK- [GRAPHIC OF
                            KNEE SYSTEM         ADVANCE-REGISTERED TRADEMARK-
                            DUPLICATES THE      KNEE SYSTEM]
                            KINEMATICS OF A
                            NORMAL KNEE

EARLIEST INTERVENTION       SWANSON             [GRAPHIC OF SWANSON
                            FINGER JOINT        FINGER JOINT IMPLANTS]
                            IMPLANTS
                            THE RECOGNIZED
                            STANDARD FOR
                            RESTORING FUNCTION

A CONTINUUM OF PATIENT      OSTEOSET-REGISTERED TRADEMARK- [GRAPHIC OF
CARE                        PELLETS             OSTEOSET-REGISTERED TRADEMARK-
                            BONE VOID FILLER    PELLETS]

[Logo of Wright Medical Group, Inc.]

                               Table of Contents

                                                PAGE
Prospectus Summary..........................      1
The Offering................................      3
Summary Financial Data......................      4
Risk Factors................................      6
Special Note Regarding Forward-Looking
  Statements................................     16
Use of Proceeds.............................     17
Dividend Policy.............................     17
Capitalization..............................     18
Dilution....................................     19
Selected Financial Data.....................     20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................     22

                                                PAGE
Business....................................     36
Management..................................     52
Certain Transactions........................     62
Principal and Selling Stockholders..........     66
Description of Capital Stock................     68
Shares Eligible for Future Sale.............     71
Underwriting................................     72
Legal Matters...............................     74
Experts.....................................     74
Change In Independent Accountants...........     74
Where You Can Find More Information.........     75
Index to Financial Statements...............    F-1

                            ------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                            ------------------------

Until       , 2001, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               Prospectus Summary

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THE PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

                           Wright Medical Group, Inc.

Overview of Our Company

We are a global orthopaedic device company specializing in the design, manufacture and marketing of reconstructive joint devices and bio-orthopaedic materials. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Bio-orthopaedic materials are used to replace damaged or diseased bone and to stimulate natural bone growth. Within these markets, we focus on the higher-growth sectors of advanced knee implants, bone-conserving hip implants, revision replacement implants and extremity implants, as well as on the integration of our bio-orthopaedic products into reconstructive joint procedures and other orthopaedic applications. In 2000, we had net sales of $157.6 million and a net loss of $39.5 million. Our Adjusted EBITDA, or earnings before interest, taxes, depreciation, amortization and other non-cash charges, for 2000 was $25.2 million.

We have been in business for over fifty years and have built a well-known, respected brand name and strong relationships with orthopaedic surgeons. In December 1999, Warburg, Pincus Equity Partners, L.P. and a group of investors acquired control of our company and led a recapitalization financing that both reduced our debt and provided us with investment capital. Shortly thereafter, a new management team was put in place and we acquired Cremascoli Ortho Group, based in Toulon, France. This acquisition extended our product offerings, enhanced our product development capabilities and expanded our European presence. We believe that by combining Cremascoli's strength in hip reconstruction with Wright's historical expertise in knee reconstruction and bio-orthopaedic materials, we now offer orthopaedic surgeons a broad range of reconstructive joint devices and bio-orthopaedic materials in over 40 countries.

Orthopaedic Industry

The worldwide orthopaedic industry was estimated to be approximately
$11.0 billion in 2000, and we believe it will grow at approximately 6-8% annually over the next three to four years. The knee and hip reconstruction markets are two of the largest sectors of the orthopaedic market, together accounting for over $4.0 billion of implant and related product sales in 2000. Some of the key growth drivers of these markets include:

    - an elderly population growing at a higher growth rate than that of the general population in industralized countries;

    - an aging "baby boomer" population with high expectations of maintaining their active lifestyles;

    - improving technologies in orthopaedic implants and surgical techniques, which have made reconstruction procedures a viable option for younger patients; and

    - increasing acceptance of bio-orthopaedic materials for use in reconstructive joint procedures and other orthopaedic applications.

The orthopaedic industry is currently dominated by six multinational companies, each with approximately $1.0 billion in annual sales. The size of these companies often leads them to concentrate their marketing and research and development efforts on products that they believe will have a relatively high minimum threshold level of sales. As a result, there is an opportunity for a mid-sized orthopaedic company, such as Wright, to focus on smaller, higher-growth sectors of the orthopaedic market. We believe that our global sales force of approximately 270 people, including 200 domestic exclusive distributors and sales associates and 70 overseas sales associates, offers significant opportunities to access markets that may not be addressed by the larger multinationals.

Our Products

The ADVANCE-Registered Trademark- Knee System is our principal knee reconstruction product line and is intended to represent the next generation in total knee reconstruction. It offers patients a greater range of motion than traditional knee systems. We believe that our knee reconstruction products are differentiated by their unique design, brand recognition and innovative instrumentation. Our knee reconstruction product line had 2000 net sales of $62.9 million, representing approximately 40% of our total net sales.

The PERFECTA-Registered Trademark- Hip System is our principal hip reconstruction product line and has enjoyed over ten years of proven clinical success. One of our most recent product offerings in our hip reconstruction product line is the CONSERVE-Registered Trademark- Hip

System, which we believe provides a better solution to many patients by conserving existing bone for future surgical procedures, if necessary. We believe that our hip reconstruction product line is differentiated by a range of offerings that accommodates a continuum of patient care from early intervention bone-conserving procedures to difficult revision replacement implants. Our hip reconstruction product line had 2000 net sales of $47.7 million, representing approximately 30% of our total net sales.

We offer extremity reconstruction products for the hand, wrist, elbow, shoulder, foot and ankle. We believe that we are one of the recognized leaders in finger and toe implants. Our small joint orthopaedic implants have many years of successful clinical history, including our Swanson Hinge Finger, which has been used by surgeons for over 30 years. Our extremity product line had 2000 net sales of $17.3 million, representing approximately 11% of our total net sales.

OSTEOSET-Registered Trademark- bone graft substitute and ALLOMATRIX-TM-injectable putty are our main bio-orthopaedic product offerings. We were one of the first companies to receive U.S. Food and Drug Administration, or FDA, market clearance for use of resorbable synthetic bone graft substitutes in the spine with our OSTEOSET-Registered Trademark- pellets. We are rapidly expanding our product lines in the emerging markets of biological musculoskeletal repair, including synthetic and human tissue-based bone grafting materials. In 2000 bio-orthopaedic materials was our fastest growing product line with net sales of $21.0 million, representing approximately 13% of our total net sales.

Our Strategy

Our new management team has increased our focus and spending on research and development, significantly raised the efficiency of our manufacturing processes and improved our sales force productivity. These efforts in 2000, along with our December 1999 acquisition of Cremascoli, reversed a three year trend of flat or declining sales in our principal product lines and improved operating margins. We believe that there is still significant opportunity to improve our financial performance and continue our growth by:

    - targeting high-growth, high-margin market sectors that may be underserved by larger orthopaedic companies;

    - offering a comprehensive set of implants and related products in the markets we serve to span the lives of patients;

    - focusing our research and development efforts to accelerate delivery of new products and technologies; and

    - leveraging our global infrastructure for increased growth and profitability.

Financial Overview

Our net sales for 2000 were $157.6 million, an increase of 44% over net sales of $109.2 million in 1999. Approximately $34.2 million of this increase, or 31% of net sales, is attributable to the inclusion of a full year of net sales of Cremascoli. Our growth in net sales for 2000 as compared to 1999, excluding sales from product lines acquired from our purchase of Cremascoli in December 1999, was $14.2 million, or 13%. We reported net losses of $40.4 million in 1999 and $39.5 million in 2000, and net income of $185,000 for the three months ended March 31, 2001. These amounts include one-time costs associated with our recapitalization and acquisition of Cremascoli. Our Adjusted EBITDA, or earnings before interest, taxes, depreciation, amortization and other non-cash charges for 2000, was $25.2 million as compared to $8.6 million in 1999, excluding non-recurring transaction and reorganization costs. Approximately 40% of our 2000 net sales were generated outside of the United States.

Corporate Information

We founded our business in 1950. Our principal executive offices are located at 5677 Airline Road, Arlington, Tennessee 38002, and our telephone number is
(901) 867-9971. Our website is located at www.wmt.com. Our website is not intended to be part of this prospectus.

This prospectus contains references to our trademarks
ADVANCE-Registered Trademark-, ADVANTIM-Registered Trademark-, ALLOMATRIX-TM-, ANCA FIT-TM-, AXIOM-Registered Trademark-, CONSERVE-Registered Trademark-, EVOLVE-TM-, EVOLUTION-Registered Trademark-, GUARDIAN-TM-, LINEAGE-TM-, LOCON T-TM-, OLYMPIA-TM-, ORTHOSPHERE-Registered Trademark-,
OSTEOSET-Registered Trademark-, PER-Q-GRAFT-TM-, PERFECTA-Registered Trademark-, PROFEMUR-TM- and S.O.S.-Registered Trademark-, among others. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

COMMON STOCK OFFERED............................  7,500,000 shares

COMMON STOCK OUTSTANDING AFTER THE OFFERING.....  27,979,704 shares

USE OF PROCEEDS.................................  We intend to use the proceeds from the offering to repay approximately $38.1 million of our
                                                  outstanding subordinated indebtedness,
                                                  approximately $31.7 million of outstanding
                                                  indebtedness under our senior credit facilities,
                                                  and the balance for general corporate purposes,
                                                  including to fund our working capital, future
                                                  product development and acquisition of
                                                  technologies, products and companies. See "Use
                                                  of Proceeds."

PROPOSED NASDAQ NATIONAL MARKET SYMBOL..........  "WMGI"

Except as otherwise noted, the outstanding share information in this prospectus excludes:

- the conversion, upon the closing of the offering, of all of our outstanding preferred stock, plus accrued dividends on these shares, as of March 31, 2001, into 19,284,261 shares of our common stock;

- 3,115,863 shares of our common stock that we may issue upon the exercise of outstanding options as of March 31, 2001 at a weighted average exercise price of $4.71 per share;

- 151,188 shares of our common stock available for future issuance under our 1999 Equity Incentive Plan as of March 31, 2001;

- 727,273 shares of common stock that we may issue upon the exercise of outstanding warrants as of March 31, 2001 at an exercise price of $4.35 per share; and

- the conversion, upon the closing of the offering, of approximately
  $13.1 million of our subordinated indebtedness held by Warburg, Pincus Equity Partners, L.P. into 1,125,000 shares of our non-voting common stock.

Except as otherwise noted, all information in this prospectus:

- assumes an initial public offering price of $12.50 per share;

- assumes no exercise of the underwriters' over-allotment option;

- reflects the 1 for 2.75 reverse stock split that will occur prior to the closing of the offering; and

- assumes the filing of our amended and restated certificate of incorporation, which will occur simultaneously with the closing of the offering.

                             Summary Financial Data

The following table provides summary consolidated financial data of Wright Medical Technology, Inc., our predecessor company, and WMG for the periods indicated. You should read the summary consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical and pro forma results presented here are not necessarily indicative of future results.

                                     --------------------------   -------------------------------------------------------
                                        Predecessor Company               Consolidated Wright Medical Group, Inc.
                                     --------------------------   -------------------------------------------------------
                                                    Period from    Period from                         Three Months Ended
                                                      January 1     December 8                                  March 31,
                                       Year Ended            to             to     Year Ended   -------------------------
                                     December 31,   December 7,   December 31,   December 31,          2000          2001
                                             1998          1999           1999           2000   (unaudited)   (unaudited)
IN THOUSANDS, EXCEPT PER SHARE DATA  ------------   -----------   ------------   ------------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net sales.........................    $  106,972    $  101,194    $     7,976    $   157,552    $    41,899     $ 45,333
Cost of sales(1)..................        46,981        44,862          4,997         80,370         22,231       13,672
                                      ----------    -----------   -----------    -----------    -----------     --------
  Gross profit....................        59,991        56,332          2,979         77,182         19,668       31,661
Operating expenses:
  Selling, general and
    administrative................        55,974        47,547          4,837         82,813         21,150       23,305
  Research and development........         7,855         5,857            508          8,390          1,789        2,114
  Amortization of intangible
    assets........................         2,748         2,334            466          5,586          1,397        1,297
  Stock-based expense.............           176           523             --          5,029              2          658
  Transaction and reorganization...           --         6,525          3,385             --             --           --
  Acquired in-process research and
    development costs.............            --            --         11,731             --             --           --
  Losses of equity method
    investment....................         1,979            --             --             --             --           --
                                      ----------    -----------   -----------    -----------    -----------     --------
  Total operating expenses........        68,732        62,786         20,927        101,818         24,338       27,374
                                      ----------    -----------   -----------    -----------    -----------     --------
  Income (loss) from operations...        (8,741)       (6,454)       (17,948)       (24,636)        (4,670)       4,287
Interest expense, net.............        14,284        13,196          1,909         12,446          3,110        3,120
Other expense, net................         1,044           616             67            870            362          427
                                      ----------    -----------   -----------    -----------    -----------     --------
  Income (loss) before income
    taxes.........................       (24,069)      (20,266)       (19,924)       (37,952)        (8,142)         740
Provision (benefit) for income
  taxes...........................           102           190            (25)         1,541            665          555
                                      ----------    -----------   -----------    -----------    -----------     --------
    Net income (loss).............    $  (24,171)   $  (20,456)   $   (19,899)   $   (39,493)   $    (8,807)    $    185
                                      ==========    ===========   ===========    ===========    ===========     ========
  Basic net loss per common
    share(2)......................                                $(27,918.17)   $ (3,405.71)   $(13,685.16)    $ (14.56)
                                                                  ===========    ===========    ===========     ========
  Weighted-average number of common
    shares outstanding............                                          1             17              1           67
                                                                  ===========    ===========    ===========     ========
  Pro forma basic and diluted net
    income (loss) per share
    (unaudited)(3)................                                               $     (2.29)                   $    .01
                                                                                 ===========                    ========
  Weighted-average number of common
    and common equivalent shares
    used in pro forma per share
    calculation (unaudited)(3):
      Basic.......................                                                    17,260                      19,056
                                                                                 ===========                    ========
      Diluted.....................                                                    17,260                      20,937
                                                                                 ===========                    ========

In the pro forma column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of March 31, 2001, to give effect to the conversion of all of our outstanding preferred stock plus accrued dividends of $5.8 million into 19,284,261 shares of our common stock, as if such conversion had occurred on March 31, 2001.

In the pro forma as adjusted column of the consolidated balance sheet data below, we have adjusted the balance sheet data as of March 31, 2001 to give effect to the adjustments set forth above and our receipt of the estimated net proceeds of $85.2 million from the sale of 7,500,000 shares of common stock we are offering for sale under this prospectus at an assumed initial public offering price of $12.50 per share and the application of these proceeds as set forth under the caption "Use of Proceeds," including the repayment of approximately $69.8 million of debt, of which approximately

$5.6 million represents accrued interest on our subordinated notes as of March 31, 2001, and the conversion of approximately $13.1 million of our subordinated debt into 1,125,000 shares of non-voting common stock.

                                                              ----------------------------------
                                                                            As of March 31, 2001
                                                                                     (unaudited)
                                                              ----------------------------------
                                                                                       Pro Forma
                                                                Actual   Pro Forma   As Adjusted
IN THOUSANDS                                                  --------   ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $12,228    $ 12,228      $ 27,657
Working capital(4)..........................................   56,400      56,400        82,047
Total assets................................................  207,930     207,930       223,359
Long-term liabilities(4)....................................  141,920     136,129        63,510
Convertible preferred stock.................................   91,435          --            --
Stockholders' equity (deficit)..............................  $(77,986)  $ 19,240      $117,506

                                 --------------------------   -------------------------------------------------------
                                    Predecessor Company               Consolidated Wright Medical Group, Inc.
                                 --------------------------   -------------------------------------------------------
                                                Period from    Period from                         Three Months Ended
                                                  January 1     December 8                                  March 31,
                                   Year Ended            to             to     Year Ended   -------------------------
                                 December 31,   December 7,   December 31,   December 31,          2000          2001
                                         1998          1999           1999           2000   (unaudited)   (unaudited)
IN THOUSANDS                     ------------   -----------   ------------   ------------   -----------   -----------
OTHER DATA:
Cash flows provided by (used
  in) operating activities.....   $    4,402    $     8,914   $   (22,701)   $    18,151    $     6,201     $ (2,081)
Cash flows provided by (used
  in) investing activities.....       (3,179)        (2,179)      (22,410)       (14,109)        (4,623)      (3,671)
Cash flows provided by (used
  in) financing activities.....       (1,110)        (6,105)       51,844          6,028         (1,075)       1,791
Adjusted EBITDA(5).............   $    2,352    $     2,023   $    (3,327)   $    25,198    $     7,440     $  8,053

--------------------------

(1) In connection with our recapitalization and our acquisition of Cremascoli, we recorded inventory step-ups pursuant to Accounting Principles Board (APB) opinion No. 16. This accounting treatment required a $31.1 million step-up of inventories above manufacturing costs. The step-up was charged to cost of sales over the following twelve months, reflecting the estimated period over which the inventory was sold. Cost of sales was charged $2.0 million in the period from December 8 to December 31, 1999, $29.1 million in the year ended December 31, 2000, and $8.5 million in the three months ended March 31, 2000.

(2) Net loss applicable to common stockholders includes preferred stock dividends of $230,000 for the period from December 8 to December 31, 1999, preferred stock dividends of $4.4 million and $13.1 million of deemed dividends on the series C preferred stock for the year ended December 31, 2000, and preferred stock dividends of $1.1 million and $1.2 million for the three months ended March 31, 2000 and 2001, respectively.

(3) In calculating the pro forma net loss per share, we have given effect to the conversion of all of our outstanding preferred stock, plus accrued dividends, into common stock as if the conversion occurred at the beginning of the respective period. We will use approximately $69.8 million of the proceeds of the offering to repay outstanding debt. Assuming the issuance and sale of such number of shares as would generate proceeds sufficient to repay approximately $69.8 million of our debt as of the beginning of 2000, pro forma net income (loss) per share would have been $(1.40) per share for the year ended December 31, 2000 and $.06 and $.05 for the three months ended March 31, 2001 for basic and diluted, respectively.

(4) The Pro Forma As Adjusted balances do not give effect to a scheduled principal payment on our senior credit facilities of approximately
    $3.7 million due on June 30, 2001, currency rate fluctuations on payments relating on our euro-denominated credit facility or the anticipated use of net offering proceeds to repay interest that will accrue on the outstanding subordinated notes from April 1, 2001 through the date of the closing of the offering. Accrued interest on the subordinated notes for the three months ended June 30, 2001 is anticipated to be approximately $1.1 million.

(5) Adjusted EBITDA consists of net income (loss) excluding net interest, taxes, depreciation, amortization, stock based expenses, non-cash charges related to acquired inventory, and the in-process research and development write-off. Adjusted EBITDA is provided because it is a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. We have presented Adjusted EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of operating performance. It should also not be construed as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. We may calculate Adjusted EBITDA differently from other companies. For further information, see our consolidated financial statements and related notes elsewhere in this prospectus.

                                  Risk Factors

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT IN THESE SHARES. PLEASE READ "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

Risks Related To Our Business

OUR FUTURE PROFITABILITY DEPENDS ON THE SUCCESS OF OUR PRINCIPAL PRODUCT LINES

Sales of our knee and hip implant products accounted for approximately 70% of our net sales in 2000. We expect our sales to continue to be based largely on sales of these principal product lines and specifically our ADVANCE-Registered Trademark- knee system and PERFECTA-Registered Trademark-total hip system. Introduction of competitive products by third parties, adverse rulings by regulatory authorities, product liability lawsuits or other adverse publicity for these principal product lines may significantly and adversely affect our sales of these products and, as a result, would adversely affect our business, financial condition and results of operations.

IF WE FAIL TO COMPETE SUCCESSFULLY IN THE FUTURE AGAINST OUR EXISTING OR POTENTIAL COMPETITORS, OUR SALES AND OPERATING RESULTS MAY BE NEGATIVELY AFFECTED AND WE MAY NOT ACHIEVE FUTURE GROWTH

The markets for our products are highly competitive and dominated by a small number of large companies. We may not be able to meet the prices offered by our competitors, or offer products similar to or more desirable than those offered by our competitors. Many of our competitors in the orthopaedic implant market have:

- greater financial and other resources;

- more widely accepted products;

- greater technical capabilities;

- superior ability to maintain new product flow;

- patent portfolios that may present an obstacle to our conduct of business;

- stronger name recognition; and

- larger distribution networks.

IF WE ARE UNABLE TO CONTINUE TO DEVELOP AND MARKET NEW PRODUCTS AND TECHNOLOGIES, WE MAY EXPERIENCE A DECREASE IN DEMAND FOR OUR PRODUCTS OR OUR PRODUCTS COULD BECOME OBSOLETE, AND OUR BUSINESS WOULD SUFFER

We are continually engaged in product development and improvement programs. We may be unable to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the orthopaedic implant market. Our competitors' new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete. See "Business--Competition" for more information about our competitors.

IF SURGEONS DO NOT RECOMMEND AND ENDORSE OUR PRODUCTS, OUR SALES MAY DECLINE OR WE MAY BE UNABLE TO INCREASE OUR SALES AND PROFITS

In order for us to sell our products, surgeons must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from surgeons. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, clinical efficacy and cost-effectiveness of our products compared to products of our competitors, and on training surgeons in the proper application of our products.

OUR BUSINESS PLAN RELIES ON CERTAIN ASSUMPTIONS ABOUT THE MARKET FOR OUR PRODUCTS, WHICH, IF INCORRECT, MAY ADVERSELY AFFECT OUR PROFITABILITY

We believe that the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our orthopaedic implant products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if non-surgical treatments gain more widespread acceptance as a viable alternative to orthopaedic implants.

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the U.S. and abroad. In the U.S., most of the medical devices we develop must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process administered by the U.S. Food and Drug Administration, or FDA. In particular, in order for us to market our products for clinical use in the U.S., we must obtain clearance from the FDA through a Section 510(k) Premarket Notification, or 510(k), or a more extensive submission known as a Premarket Approval application, or PMA. Products distributed outside of the U.S. are subject to foreign government regulations, which vary by country. In the European Community, in order for a medical device to be commercially distributed, it must bear a CE conformity marking, indicating that it conforms to the essential requirements of the applicable European medical devices directive. U.S. and foreign regulations govern the testing, marketing and registration of new medical devices, in addition to regulating manufacturing practices, reporting, labeling and record keeping procedures. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure you that any of our products will be approved. Our failure to comply with applicable regulatory requirements could result in these government authorities:

- imposing fines and penalties on us;

- preventing us from manufacturing or selling our products;

- bringing civil or criminal charges against us;

- delaying the introduction of our new products into the market;

- recalling or seizing our products; or

- withdrawing or denying approvals or clearances for our products.

Even if regulatory approval or clearance of a product is granted, this could result in limitations on uses for which the product may be labeled and promoted. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic review and inspection. Later discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions.

We are currently conducting clinical studies of some of our products under an FDA Investigational Device Exemption, or IDE. Clinical studies must be conducted in compliance with FDA regulations, or the FDA may take enforcement action. The data collected from these clinical investigations will ultimately be used to support market clearance for these products. There is no assurance that the FDA will accept the data from these clinical studies or that it will ultimately allow market clearance for these products.

MODIFICATIONS TO OUR MARKETED DEVICES MAY REQUIRE FDA REGULATORY CLEARANCES OR APPROVALS OR REQUIRE US TO CEASE MARKETING OR RECALL THE MODIFIED DEVICES UNTIL SUCH CLEARANCES OR APPROVALS ARE OBTAINED

When required, the products we market in the U.S. have obtained premarket notification under Section 510(k) or were exempt from the 510(k) clearance process. We have modified some of our products and product labeling since obtaining 510(k) clearance but we do not believe these modifications require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) notification for modifications to our existing products, we may be the subject of enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) notification. If the FDA requires us to go through a lengthier, more rigorous examination than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain Premarket Approval, or PMA, process. Products that are approved through a PMA generally need FDA approval before they can be modified. See "Business--Government Regulation."

OUR BIO-ORTHOPAEDICS BUSINESS IS SUBJECT TO EMERGING GOVERNMENT REGULATIONS THAT CAN SIGNIFICANTLY IMPACT OUR BUSINESS

The FDA regulates allograft-based products, processing and materials. Since 1997, the FDA has been working to establish a more comprehensive regulatory framework for allograft-based products, which are principally derived from cadaveric tissue. The framework under FDA consideration would establish criteria for determining whether a particular human tissue-based product will be classified as human tissue, a medical device or biologic drug requiring premarket clearance or approval. All tissue-based products are subject to extensive FDA regulation, including requirements designed to ensure that diseases are not transmitted to tissue recipients. The FDA has also proposed extensive additional regulations that would govern the processing and distribution of all allograft products. Consent to use the donor's tissue must also be obtained. If a tissue-based product is considered tissue, it does not require FDA clearance before being marketed. If it is considered a device or biologic drug, then FDA clearance may be required.

Additionally, our bio-orthopaedics business involves the procurement and transplantation of allograft tissue, which is subject to federal regulation under the National Organ Transplant Act, or NOTA. NOTA is a criminal statute that prohibits the sale of human organs for valuable consideration within the meaning of the act, including bone and other tissue. NOTA permits the payment of reasonable expenses associated with the transportation, processing, preservation, quality control and storage of human tissue. We currently charge our customers for these expenses. In the future, if NOTA is amended or reinterpreted we may not be able to charge these expenses to our customers and, as a result, our business could be adversely affected.

THE FDA HAS CHALLENGED THE REGULATORY STATUS OF OUR ALLOMATRIX-TM- PRODUCTS


On April 11, 2001, the FDA sent us a "warning letter" stating that the FDA believes ALLOMATRIX-TM- Injectable Putty is a medical device that is subject to the premarket clearance requirement. We believe that ALLOMATRIX-TM- Injectable Putty and some of our other allograft-based products are human tissue and therefore are not subject to FDA approval as medical devices. However, the FDA may require us to submit a Section 510(k) Premarket Notification, or 510(k), to obtain clearance for ALLOMATRIX-TM- Injectable Putty as a medical device and may not allow us to continue to sell the product pending such review. We are currently in discussions with the FDA and are preparing a 510(k) in case the FDA requires us to submit one. We intend to continue marketing and selling ALLOMATRIX-TM- Injectable Putty while these discussions are ongoing. If we are required to submit notification, there can be no assurance that it will be cleared by the FDA in a timely manner or at all. Also, the FDA may take enforcement action against us, including requiring us to modify or cease distribution of ALLOMATRIX-TM- Injectable Putty, detaining or seizing our inventory of ALLOMATRIX-TM- Injectable Putty, requiring us to recall ALLOMATRIX-TM- Injectable Putty, enjoining future violations and seeking criminal and civil penalties against us and our officers and directors, any of which could adversely affect our financial condition and results of operations. In 2000, our ALLOMATRIX-TM- products represented approximately 9% of our total net sales.


OUR BUSINESS COULD SUFFER IF THE MEDICAL COMMUNITY DOES NOT CONTINUE TO ACCEPT ALLOGRAFT TECHNOLOGY

New allograft products, technologies and enhancements may never achieve broad market acceptance due to numerous factors, including:

- lack of clinical acceptance of allograft products and related technologies;

- the introduction of competitive tissue repair treatment options that render allograft products and technologies too expensive and obsolete;

- lack of available third-party reimbursement;

- the inability to train surgeons in the use of allograft products and technologies;

- the risk of disease transmission; and

- ethical concerns about the commercial aspects of harvesting cadaveric tissue.

Market acceptance will also depend on the ability to demonstrate that existing and new allografts and technologies are attractive alternatives to existing tissue repair treatment options. To demonstrate this, we rely upon surgeon evaluations of the clinical safety, efficacy, ease of use, reliability and cost effectiveness of our tissue repair options and technologies. Recommendations and endorsements by influential surgeons are important to the commercial success of allograft products and technologies. In addition, several countries, notably Japan, prohibit the use of allografts. If allograft products and technologies are not broadly accepted in the marketplace, we may not achieve a competitive position in the market.

WE DEPEND HEAVILY UPON A LIMITED NUMBER OF SOURCES OF DEMINERALIZED BONE MATRIX AND ANY FAILURE TO OBTAIN DBM FROM THESE SOURCES IN A TIMELY MANNER WILL INTERFERE WITH OUR ABILITY TO PROCESS AND DISTRIBUTE ALLOGRAFT PRODUCTS

One company supplied us with 100% of the demineralized bone matrix, or DBM, a key component in the allograft products we currently produce, market and distribute, that we obtained in the United States in 2000. We entered into a contract with a second supplier of DBM in the first quarter of 2001. We cannot be sure that our supply of DBM will continue to be available at current levels or will be sufficient to meet our needs, or that our suppliers of DBM will be free from FDA regulatory action impacting their sale of DBM. Since there is a small number of suppliers, if we cannot continue to obtain DBM from these sources in volume sufficient to meet our needs, we may not be able to locate replacement sources of DBM on commercially reasonable terms, if at all. This could have the effect of interrupting our business, which could adversely affect our sales.

IF ADEQUATE LEVELS OF REIMBURSEMENT FROM THIRD-PARTY PAYORS FOR OUR PRODUCTS ARE NOT OBTAINED, SURGEONS AND PATIENTS MAY BE RELUCTANT TO USE OUR PRODUCTS AND OUR SALES MAY DECLINE

In the U.S., health care providers that purchase our products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of joint reconstructive procedures and products utilized in those procedures. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. Our sales depend largely on government health care programs and private health insurers reimbursing patients' medical expenses. Surgeons, hospitals and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payors for the cost of the procedures using our products. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products.

In addition, some health care providers in the U.S. have adopted or are considering a managed care system in which the providers contract to provide comprehensive heath care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures, including joint reconstructive surgeries, or by requiring the use of the least expensive implant available.

If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new devices and procedures. Canada and some European countries, in particular France, have tightened reimbursement rates. See "Business--Third-Party Reimbursement" for more information regarding reimbursement in the U.S. and abroad.

WE DERIVE A SIGNIFICANT PORTION OF OUR SALES FROM OPERATIONS IN INTERNATIONAL MARKETS THAT ARE SUBJECT TO POLITICAL, ECONOMIC AND SOCIAL INSTABILITY

Approximately 40% of our total net sales in 2000 were derived from our international operations. Accordingly, any material decrease in our foreign sales would negatively impact our profitability. Our international sales and operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- the imposition of additional foreign governmental controls or regulations on orthopaedic implants and bio-orthopaedic products;

- new export license requirements particularly related to our bio-orthopaedic products;

- economic instability, including currency risk between the U.S. dollar and foreign currencies, in our target markets;

- a shortage of high-quality international salespeople and distributors;

- changes in third-party reimbursement policy that may require some of the patients who receive our implant products to directly absorb medical costs;

- changes in tariffs and other trade restrictions, particularly related to the exportation of our bio-orthopaedic products;

- work stoppages or strikes in the health care industry, which have affected our operations in France, Canada, Korea and Finland in the last twelve months;

- a shortage of nurses in some of our target markets, particularly affecting our operations in France; and

- exposure to different legal and political standards due to our operating in over 40 countries.

Our international sales are predominately generated in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES COULD RESULT IN DECLINES IN OUR REPORTED SALES AND EARNINGS

Since our international sales are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign exchange rates. In 2000, our international net sales were adversely affected in the amount of approximately $6.3 million by the impact of currency fluctuations. We expect that international sales will continue to be a significant portion of our business. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and U.S. dollars.

IF WE LOSE ONE OF OUR KEY SUPPLIERS, WE MAY BE UNABLE TO MEET CUSTOMER ORDERS FOR OUR PRODUCTS IN A TIMELY MANNER OR WITHIN OUR BUDGET

We rely on a limited number of suppliers for the components used in our products. We rely on one supplier for the silicone elastomer used in our extremity products. We are aware of only two suppliers of silicone elastomer to the medical device industry for permanent implant usage. In addition, some of our new products under development use materials that are available only from limited sources.


Suppliers of raw materials and components may decide for reasons beyond our control to cease supplying raw materials and components to us. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components and in the case of a device with a Premarket Approval, we may be required to obtain prior FDA permission, either of which could delay or prevent our access or use of such raw materials or components.


If we are unable to obtain materials we need from our key suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our products for a period of time or within our manufacturing budget, which could negatively impact our profitability.

IF OUR PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS DO NOT ADEQUATELY PROTECT OUR PRODUCTS, WE MAY LOSE MARKET SHARE TO OUR COMPETITORS AND BE UNABLE TO OPERATE OUR BUSINESS PROFITABLY

We rely on patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, we cannot assure you that any of our pending patent applications will issue. The U.S. Patent and Trademark Office, or the PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issuing from the pending patent applications, if any, may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, or at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold licenses from third parties that are necessary to utilize certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with our employees, independent distributors and consultants. We cannot assure you, however, that:

- these agreements will not be breached;

- we will have adequate remedies for any breach; or

- trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

IF WE LOSE ANY EXISTING OR FUTURE INTELLECTUAL PROPERTY LAWSUITS, A COURT COULD REQUIRE US TO PAY SIGNIFICANT DAMAGES OR PREVENT US FROM SELLING OUR PRODUCTS

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. We are currently involved in an intellectual property lawsuit with Howmedica Osteonics Corp., a subsidiary of Stryker Corporation, where it is alleged that our ADVANCE-Registered Trademark- Knee product line infringes one of Howmedica's patents. In 2000, approximately 9% of our total net sales were derived from products that are the subject of this litigation. If Howmedica Osteonics Corp. were to succeed in obtaining the relief it claims, the Court could award damages to Howmedica Osteonics Corp., and could impose an injunction against further sales of this product. If a final judgment is rendered against us, we may be forced to raise or borrow funds, as a supplement to any available insurance claim proceeds, to pay the damages award. In a separate matter, a judgment was rendered against us for approximately $14 million in connection with litigation against a former employee, relating to the former employee's alleged misappropriation of trade secrets. The trial court judgment is currently being appealed and we expect the appellate court to hear this case in the second half of 2001. If we are not successful in our appeal, we may be forced to raise or borrow the money to pay the damages award. See "Business--Legal Proceedings" for more specific information regarding these lawsuits.

In the future, we may become a party to other lawsuits involving patents or other intellectual property. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and effort of our management. If we lose one of these proceedings, a court, or a similar foreign governing body, could require us to pay significant damages to third parties, require us to seek licenses from third parties and pay ongoing royalties, require us to redesign our products or prevent us from manufacturing, using or selling our products. In addition to being costly, protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

IF PRODUCT LIABILITY LAWSUITS ARE BROUGHT AGAINST US, OUR BUSINESS MAY BE HARMED

The manufacture and sale of medical devices exposes us to significant risk of product liability claims. In the past, we have had a number of product liability claims relating to our products. In the future, we may be subject to additional product liability claims, some of which may have a negative impact on our business. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we might incur. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. In addition, as a result of a product liability claim, we may have to recall some of our products, which could result in significant costs to us.

WE MAY BE LIABLE FOR CONTAMINATION OR OTHER HARM CAUSED BY HAZARDOUS MATERIALS THAT WE USE

Our research and development and manufacturing processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. In addition, under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. Although we have incurred immaterial costs to date relating to environmental consulting and monitoring fees, we may incur more significant expenses in the future relating to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our financial condition. See "Business--Environmental."

EFFORTS TO ACQUIRE OTHER COMPANIES OR PRODUCT LINES COULD ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL RESULTS

We may pursue acquisitions of other companies or product lines. Our ability to grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. Even if we complete acquisitions, we may also experience:

- difficulties in integrating any acquired companies, personnel and products into our existing business;

- delays in realizing the benefits of the acquired company or products;

- diversion of our management's time and attention from other business concerns;

- limited or no direct prior experience in new markets or countries we may enter;

- higher costs of integration than we anticipated; or

- difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SUBSTANTIAL FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF OUR FUTURE RESULTS

Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

- demand for products, which historically has been highest in the first and fourth quarters;

- our ability to meet the demand for our products;

- increased competition;

- the number, timing and significance of new products and product introductions and enhancements by us and our competitors;

- our ability to develop, introduce and market new and enhanced versions of our products on a timely basis;

- changes in pricing policies by us and our competitors;

- changes in the treatment practices of our surgeon customers;

- the timing of significant orders and shipments;

- availability of raw materials;

- work stoppages or strikes in the health care industry; and

- general economic factors.

Our recent acquisition of Cremascoli may make it more difficult for us to evaluate and predict our future operating performance. Our historical results of operations as a combined entity are limited and only give effect to the operations of Cremascoli since we acquired it in December 1999. Consequently, our historical results of operations may not give you an accurate indication of how we, together with Cremascoli, will perform in the future. We are still in the process of integrating Cremascoli's operations and we cannot assure that we will be successful in our integration efforts. In addition, our expense levels are based, in part, on our expectations of future sales levels. If sales levels are below expectations, operating results are likely to be materially adversely affected.

Accordingly, we believe that quarterly sales and operating results may vary significantly in the future and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. We cannot assure you that our sales will increase or be sustained in future periods or that we will be profitable in any future period. Any shortfalls in sales or earnings from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

WE RELY ON OUR INDEPENDENT SALES DISTRIBUTORS AND SALES ASSOCIATES TO MARKET AND SELL OUR PRODUCTS


Our success depends largely upon marketing arrangements with independent sales distributors and sales associates, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales associates may terminate their relationship with us, or devote insufficient sales efforts to our products. We do not control our independent distributors and they may not be successful in implementing our marketing plans. Our failure to attract and retain skilled independent sales distributors and sales associates could have an adverse effect on our operations. We recently entered into a transition distribution agreement with our current distributor in Japan. We intend, however, to distribute our products independently in Japan in the near future, which could cause us to experience reduced sales in Japan. In addition, our Australian distributor recently informed us that it intends to terminate our agreement when it expires in February 2002. We are reviewing our options and plan to continue to distribute our products in Australia either independently or through a new distributor relationship. Sales of our products in Australia and Japan represented, in the aggregate, approximately 5% of our total net sales in 2000.


IF A NATURAL OR MAN-MADE DISASTER STRIKES OUR MANUFACTURING FACILITIES, WE WILL BE UNABLE TO MANUFACTURE OUR PRODUCTS FOR A SUBSTANTIAL AMOUNT OF TIME AND OUR SALES WILL DECLINE

We have relied to date principally on our manufacturing facilities in Arlington, Tennessee and Toulon, France. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event one of our facilities was affected by a disaster, we would be forced to rely on third-party manufacturers or shift production to our other manufacturing facility. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

WE HAVE A HISTORY OF NET LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE

We have had a history of net losses and there can be no assurances that we will not continue to report net losses for the foreseeable future, which could cause our stock price to decline and adversely affect our ability to finance our business in the future. We reported net losses of $24.2 million in 1998, $40.4 million in 1999 and $39.5 million in 2000 and net income of $185,000 for the three months ended March 31, 2001. Our net loss in 2000 was primarily attributable to interest costs on borrowed money and non-cash expenses associated with the inventory step-ups charged to cost of sales, the amortization of acquired intangibles and stock-based compensation. We anticipate that these factors will continue to affect our results of operations to varying degrees in future periods. For additional information, you should read the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" included elsewhere in this prospectus.

OUR ABILITY TO USE OUR NET OPERATING LOSS CARRYFORWARDS COULD BE LIMITED

Our ability to use our net operating loss carryforwards is limited. At
December 31, 2000, we had net operating loss carryforwards totaling approximately $57.7 million available to reduce our future federal income tax liabilities. Our ability to use these net operating loss carryforwards to reduce our future federal income tax liabilities is subject to annual limitations. In addition, any net operating loss carryforwards generated after our December 1999 recapitalization could also be limited if we were to experience another greater-than 50% change in ownership over any three-year period, all as defined and governed by section 382 of the Internal Revenue Code. For purposes of determining if a 50% change in ownership occurs within any three-year period, any public stock offerings during that period (including this offering) are taken into account in accordance with applicable regulations. The limitation of our net operating loss carryforwards accumulated through December 1999 and any future limitation of net operating loss carryforwards generated since then could result in a material adverse effect on our ability to realize these tax benefits and adversely effect our liquidity.

IF WE CANNOT RETAIN OUR KEY PERSONNEL, WE WILL NOT BE ABLE TO MANAGE AND OPERATE SUCCESSFULLY AND WE MAY NOT BE ABLE TO MEET OUR STRATEGIC OBJECTIVES

Our continued success depends, in part, upon key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. There can be no assurance that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future.

Many of our existing management personnel have been employed by WMG for less than eighteen months, including our President and Chief Executive Officer, who joined us in January 2000, and our Executive Vice President and Chief Financial Officer, who joined us in December 2000. Our future success depends to a significant extent on the ability of our executive officers and other members of our management team to operate effectively, both individually and as a group. We cannot be certain that we will be able to satisfactorily allocate responsibilities and that the new members of our executive team will succeed in their roles. Loss of key personnel or the inability to hire or retain qualified personnel in the future could have a material adverse effect on our ability to operate successfully.

Risks Related to this Offering

IF A SIGNIFICANT NUMBER OF SHARES OF OUR COMMON STOCK IS SOLD INTO THE MARKET FOLLOWING THE OFFERING, THE MARKET PRICE OF OUR COMMON STOCK COULD SIGNIFICANTLY DECLINE, EVEN IF OUR BUSINESS IS DOING WELL

Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Also, many of our employees, sales representatives, distributors, officers and directors may exercise their stock options in order to sell the stock underlying their options in the market. Sales of a substantial number of shares of our common stock in the public market after the offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. Officers, directors, stockholders and holders of outstanding options and warrants, owning an aggregate of approximately 20,479,704 shares, have agreed that they will not, without the prior written consent of the underwriters, directly or indirectly sell any of these restricted shares, or exercise any of their options and warrants for 180 days after the date of this prospectus. For a more detailed description, see "Shares Eligible for Future Sale" and "Underwriting."

OUR CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE, DELAY OR PREVENT A TAKEOVER OF WMG

Provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger with, or acquisition of, WMG that you may consider favorable. See "Management--Board Composition" and "Management--Executive Compensation" and "Description of Capital Stock--Undesignated Preferred Stock--Anti-Takeover Provisions of Delaware Law" for more information on the specific provisions of our certificate of incorporation, our bylaws and Delaware law that could discourage, delay or prevent a change of control of WMG.

OUR STOCK PRICE MAY BE VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE

There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through our negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market. With the current uncertainty about health care policy, reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of medical device and other health care companies unrelated to the performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock. Some specific factors that may have a significant effect on our common stock market price include:

- actual or anticipated fluctuations in our operating results;

- our announcements or our competitors' announcements of technological innovations or new products;

- clinical trial results;

- changes in our growth rates or our competitors' growth rates;

- developments regarding our patents or proprietary rights, or those of our competitors;

- FDA and international actions with respect to the government regulation of medical devices and third-party reimbursement matters;

- public concern as to the safety of our products;

- changes in health care policy in the United States and internationally;

- conditions in the financial markets in general or changes in general economic conditions;

- our inability to raise additional capital;

- conditions of other medical device companies or the medical device industry generally; and

- changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally.

OUR EXECUTIVE OFFICERS, DIRECTORS AND SIGNIFICANT STOCKHOLDERS MAY BE ABLE TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL

After the offering, our executive officers and directors (including stockholders with which directors are affiliated) will control approximately 53.8% of our outstanding voting common stock. Warburg Pincus and its affiliates will own approximately 47% of our voting common stock, due to restrictions contained in our amended and restated certificate of incorporation which prohibit them from owning more than 49% of our voting securities, and all of our outstanding non-voting common stock. Warburg Pincus will own approximately 61% of our combined outstanding voting common and non-voting common stock after the offering. See "Principal and Selling Stockholders." This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of WMG and may negatively affect the market price of our common stock. Upon the completion of the offering, Warburg Pincus will continue to have the right under our stockholders agreement to designate two persons to our board of directors. As a result of this share ownership and minority representation on our board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders.

               Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements, principally in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Generally, you can identify these statements because they use words like "anticipates," "believes," "expects," "future," "intends," "plans," and similar terms. These statements are only our current expectations. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen, including, among others, the risks we face as described on the previous pages and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

                                Use of Proceeds

We estimate that the net proceeds from the sale of the 7,500,000 shares of common stock that we are offering will be approximately $85.2 million after deducting the underwriting discount and estimated offering expenses and assuming an initial public offering price of $12.50 per share. We will not receive any proceeds from the sale of common stock by Warburg Pincus if the underwriters exercise their over-allotment option.

We anticipate using the net proceeds of the offering to:

- Repay an aggregate of approximately $38.1 million of our outstanding subordinated notes. As of March 31, 2001, we had approximately $45.6 million aggregate principal amount of our subordinated notes outstanding, plus accrued interest of approximately $5.6 million, of which approximately $41.2 million aggregate principal amount was issued in connection with our recapitalization and our acquisition of Cremascoli. Additionally, we anticipate using additional net offering proceeds to repay interest that will accrue on the outstanding subordinated notes from April 1, 2001 through the date of the closing of the offering. Accrued interest on the subordinated notes for the three months ended June 30, 2001 is anticipated to approximate $1.1 million. The subordinated notes bear interest at 10% per year. Amounts outstanding under our subordinated notes are due in December 2006. See "Certain Transactions" for more information on our subordinated notes. Substantially all of our outstanding subordinated notes are held by our officers, directors, employees and principal stockholders.

- Repay an aggregate of approximately $31.7 million of outstanding indebtedness
  (1) which includes approximately $16.9 million of our $65.0 million dollar-denominated senior credit facility with a syndicate of banks led by JPMorgan, a division of Chase Securities Inc., and (2) the outstanding balance of approximately $14.8 million of our E22.5 million euro-denominated senior credit facility with a syndicate of banks led by JPMorgan, a division of Chase Securities Inc., and Bank of America. We entered into our senior credit facilities in connection with our recapitalization and our acquisition of Cremascoli. See "Certain Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Underwriting" for more information on our senior credit facilities. Upon making these debt payments, we will have approximately
  $40.1 million of outstanding indebtedness remaining related to our dollar-denominated senior credit facility. Borrowings under our dollar-denominated senior credit facility bear interest at either a prime rate-based rate or eurodollar-based rate. As of the date of this prospectus, we have only requested eurodollar rate-based loans from our lenders. As of March 31, 2001, this interest rate was 8.16%. Borrowings under our euro-denominated senior credit facility bear interest at an euro-dollar based rate. As of March 31, 2001, this interest rate was 5.091%. Amounts outstanding under our dollar-denominated senior credit facility come due in December 2005 and amounts outstanding under our euro-denominated senior credit facility come due in November 2005.

We plan to use the balance of the proceeds for general corporate purposes, including to fund working capital, expansion of our current product offerings through research and development and acquisitions of technologies, products and companies. We have no present understandings, commitments or agreements with respect to any acquisitions. We anticipate our spending on research and development to remain consistent as a percentage of net sales with our past levels of spending.

Pending the uses described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

                                Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business. We do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board. In addition, our current senior credit facilities prohibit us from paying any cash dividends without our lenders' consent.

                                 Capitalization

The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 2001.

In the pro forma column, we have made adjustments to give effect to the conversion of all of our outstanding preferred stock, plus accrued dividends, into our common stock upon the closing of the offering, as if the conversion occurred on March 31, 2001.

In the pro forma as adjusted column, we have made adjustments to give effect to the adjustments set forth above, our receipt of the estimated net proceeds of $85.2 million from the sale of 7,500,000 shares of common stock we are offering for sale under this prospectus at an assumed initial public offering price of $12.50 per share, the conversion of approximately $13.1 million of our subordinated notes into 1,125,000 shares of our non-voting common stock and the application of these proceeds as set forth under the caption "Use of Proceeds," including approximately $69.8 million repayment of debt.

You should read this table in conjunction with our consolidated financial statements and their notes contained elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Description of Capital Stock" and the notes to our consolidated financial statements included elsewhere in this prospectus for additional information.

The outstanding share information in the table below is based on the number of shares outstanding as of March 31, 2001. The table below excludes:

- 3,115,863 shares of our common stock that we may issue upon the exercise of outstanding options at a weighted average exercise price of $4.71 per share;

- 151,188 shares of our common stock available for future issuances under our 1999 Equity Incentive Plan; and

- 727,273 shares of common stock that we may issue upon the exercise of outstanding warrants at an exercise price of $4.35 per share.

                                                              ----------------------------------------
                                                                           March 31, 2001
                                                                            (unaudited)
                                                              ----------------------------------------
                                                                                             Pro Forma
                                                                Actual      Pro Forma      As Adjusted
IN THOUSANDS, EXCEPT SHARE DATA                               --------      ---------      -----------
Cash and cash equivalents...................................  $12,228       $ 12,228         $ 27,657
                                                              ========      ========         ========
Notes payable and capitalized lease obligations, including
  current portion...........................................  $75,214       $ 75,214         $ 43,562
Subordinated notes..........................................   45,555         45,555               --
Series A convertible, mandatorily redeemable preferred
  stock, $.01 par value, 50,000,000 shares authorized;
  14,434,401 shares issued and outstanding actual; no shares issued and outstanding pro forma or pro forma as
  adjusted..................................................   45,885             --               --
Series B convertible, mandatorily redeemable preferred
  stock, $.01 par value, 30,000,000 shares authorized;
  7,512,758 shares issued and outstanding actual; no shares
  issued and outstanding pro forma or pro forma as
  adjusted..................................................   23,789             --               --
Series C convertible, mandatorily redeemable preferred
  stock, $.01 par value, 20,000,000 shares authorized;
  5,478,768 shares issued and outstanding actual; no shares
  issued and outstanding pro forma or pro forma as
  adjusted..................................................   21,761             --               --
Stockholders' equity (deficit):
Preferred stock, $.01 par value, 5,000,000 shares
  authorized; no shares issued and outstanding actual; no
  shares issued and outstanding pro forma or pro forma as
  adjusted..................................................       --             --               --
Common stock, $.01 par value, 70,000,000 shares authorized;
  70,443 shares issued and outstanding actual; 13,453,299
  shares issued and outstanding pro forma; 20,953,299 shares
  issued and outstanding pro forma as adjusted..............        2            136              211
Non-Voting Common stock, $.01 par value, 30,000,000 shares
  authorized, no shares issued and outstanding actual;
  5,901,405 shares issued and outstanding pro forma;
  7,026,405 shares issued and outstanding pro forma as
  adjusted..................................................                      59               70
Additional paid-in capital..................................    8,481        105,514          203,694
Deferred compensation.......................................   (5,593)        (5,593)          (5,593)
Accumulated other comprehensive loss........................   (2,792)        (2,792)          (2,792)
Accumulated deficit.........................................  (78,084)       (78,084)         (78,084)
                                                              --------      --------         --------
Total stockholders' equity (deficit)........................  (77,986)        19,240          117,506
                                                              --------      --------         --------
Total capitalization........................................  $134,218      $140,009         $161,068
                                                              ========      ========         ========

                                    Dilution

Our historical net tangible book deficit as of March 31, 2001 was approximately $129.9 million. Our pro forma net tangible book deficit as of March 31, 2001 was $19.6 million, or approximately $(.96) per share. Pro forma net tangible book deficit per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding, giving effect to the conversion of all of our outstanding shares of preferred stock, including accumulated dividends on these shares, into 19,284,261 shares of our common stock, as if the conversion occurred on March 31, 2001, and the conversion of approximately $13.1 million of our subordinated notes into 1,125,000 shares of our non-voting common stock. After giving effect to these conversions, and the sale of the 7,500,000 shares of common stock we propose to offer pursuant to this prospectus and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of March 31, 2001 would have been approximately $65.6 million, or $2.34 per share. This represents an immediate increase in net tangible book value of $3.30 per share to our existing stockholders and an immediate dilution of $10.16 per share to new investors. Dilution is an accounting concept that refers to the difference between what an investor pays for shares of a company and the book value of the shares immediately after the transaction. Whenever the book value is less than the investor paid, the investor suffers dilution. The dilution to investors in the offering is illustrated in the following table:

                                                              -----------------------
Assumed initial public offering price per share.............                 $ 12.50
    Pro forma net tangible book deficit per share before the
     offering...............................................  $  (.96)
    Increase per share attributable to new investors........     3.30
Pro forma as adjusted net tangible book value per share
  after the offering........................................                    2.34
                                                                             -------
Dilution per share to new investors.........................                 $ 10.16
                                                                             =======

The following table enumerates the number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing stockholders. The following table also enumerates, as of March 31, 2001, the number of shares of common stock purchased and the total consideration paid, calculated before deduction of the underwriting discount and estimated offering expenses, and the average price per share paid by the new investors in this offering assuming the sale by us of 7,500,000 shares of our common stock at an assumed initial offering price of $12.50 per share. The number of shares purchased by existing stockholders presented below includes 1,125,000 shares of non-voting common stock issued upon conversion of subordinated notes held by Warburg Pincus which will occur simultaneously with the consummation of this offering.


                                             --------------------------------------------------------------------------------
                                                  Shares Purchased                Total Consideration
                                             --------------------------       ---------------------------       Average Price
                                                  Number        Percent             Amount        Percent           Per Share
                                             -----------       --------       ------------       --------       -------------
Existing stockholders......................   20,479,704          73%         $ 76,471,000          45%            $ 3.73
New investors..............................    7,500,000          27            93,750,000          55              12.50
                                             -----------         ---          ------------         ---             ------
    Total..................................   27,979,704         100%         $170,221,000         100%            $ 6.08
                                             ===========         ===          ============         ===             ======


The information presented in the previous table with respect to existing stockholders assumes the conversion of all of our outstanding preferred stock, plus accumulated dividends on these shares, into 19,284,261 shares of our common stock. The table assumes that existing stockholders do not purchase any shares of common stock in the offering. The table assumes no exercise of stock options or warrants.

As of March 31, 2001, members of management had purchased 870,326 shares of our series C preferred stock at $1.58 per share and 14 shares of common stock at $.01 per share, and have been granted options to purchase 1,376,584 shares of common stock at a weighted-average strike price of $5.05 per share. Assuming the conversion of all of our outstanding preferred stock, plus accrued dividends on these shares as of March 31, 2001, members of management effectively paid approximately $4.25 per share of common stock compared to our estimated initial public offering price of $12.50 per share.

As of March 31, 2001, there were options outstanding to purchase 3,115,863 shares of our common stock at a weighted average exercise price of $4.71 per share and warrants to purchase 727,273 shares of our common stock at an exercise price of $4.35 per share. If all outstanding options and warrants were exercised, the total number of common shares outstanding would be 31,822,840; the percent of shares purchased by new investors would be 24%; the total amount of consideration paid by all stockholders would be $187.9 million; the percent of consideration paid by new investors would be 50%; the average price per share paid by optionholders and warrantholders would be $4.64; and the average price per share paid by all stockholders would be $5.90. See "Management" and "Description of Capital Stock" for information regarding outstanding options, warrants and preferred stock.

                            Selected Financial Data

The following table sets forth certain selected consolidated financial data of Wright Medical Group, Inc. and Wright Medical Technology, Inc., our predecessor company, for the periods indicated. We derived our selected consolidated financial data as of December 31, 2000, 1999, 1997 and 1996 and for the year ended December 31, 2000, the period from January 1, 1999 to December 7, 1999, the period from December 8, 1999 to December 31, 1999 and for the years ended December 31, 1997 and 1996 from our consolidated financial statements audited by Arthur Andersen LLP. We derived our selected consolidated financial data as of December 31, 1998 and for the year then ended from our consolidated financial statements audited by BDO Seidman, LLP. The audited consolidated financial statements as of December 31, 2000 and 1999 and for the year ended December 31, 2000, for the period January 1, 1999 to December 7, 1999, for the period December 8, 1999 through December 31, 1999 and for the year ended December 31, 1998 are included elsewhere in this prospectus. The audited consolidated financial statements as of December 31, 1998, 1997 and 1996 and for each of the two years ended December 31, 1997 and 1996 are not included in this prospectus. The selected consolidated financial data for the three months ended March 31, 2000 and 2001 has been derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information shown on these statements. The results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year or any future period.

                                      -------------------------------------------------
                                                     Predecessor Company
                                      -------------------------------------------------
                                                                            Period from
                                                                              January 1
                                          Year Ended December 31,                    to
                                      --------------------------------      December 7,
                                         1996        1997       1998               1999
                                      ----------   --------   --------   --------------
IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Net sales...........................  $  121,868   $122,397   $106,972      $101,194
Cost of sales(1)....................      44,433     46,687     46,981        44,862
                                      ----------   --------   --------      --------
    Gross profit....................      77,435     75,710     59,991        56,332
Operating expenses:
  Selling, general and
  administrative....................      63,528     67,753     55,974        47,547
  Research and development..........      13,196     11,609      7,855         5,857
  Amortization of intangible
  assets............................       3,266      3,364      2,748         2,334
  Stock-based expense...............          --         --        176           523
  Transaction and reorganization....          --         --         --         6,525
  Acquired in-process research and
    development costs...............          --         --         --            --
  Losses of equity method
  investment........................         500      1,217      1,979            --
                                      ----------   --------   --------      --------
  Total operating expenses..........      80,490     83,943     68,732        62,786
                                      ----------   --------   --------      --------
    Income (loss) from operations...      (3,055)    (8,233)    (8,741)       (6,454)
Interest expense, net...............      11,947     13,062     14,284        13,196
Other expense, net..................        (413)     1,277      1,044           616
                                      ----------   --------   --------      --------
    Income (loss) before income
    taxes...........................     (14,589)   (22,572)   (24,069)      (20,266)
Provision (benefit) for income
  taxes.............................          --         --        102           190
                                      ----------   --------   --------      --------
      Net income (loss).............  $  (14,589)  $(22,572)  $(24,171)     $(20,456)
                                      ==========   ========   ========      ========
Basic net loss per common
  share(2)..........................
Weighted-average number of common
  shares outstanding................
Pro forma basic and diluted net
  income (loss) per share
  (unaudited)(3)....................
Weighted-average number of common
  and common equivalent shares used
  in pro forma per share calculation
  (unaudited)(3):
    Basic...........................
    Diluted.........................

                                      ----------------------------------------------------------
                                               Consolidated Wright Medical Group, Inc.
                                      ----------------------------------------------------------
                                          Period from                     Three Months Ended
                                           December 8                          March 31,
                                                   to     Year Ended   -------------------------
                                         December 31,   December 31,
                                                 1999           2000          2000          2001
                                      ---------------   ------------   (unaudited)   (unaudited)
IN THOUSANDS, EXCEPT PER SHARE DATA                                    -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net sales...........................   $      7,976      $  157,552    $   41,899      $45,333
Cost of sales(1)....................          4,997          80,370        22,231       13,672
                                       ------------      ----------    -----------     -------
    Gross profit....................          2,979          77,182        19,668       31,661
Operating expenses:
  Selling, general and
  administrative....................          4,837          82,813        21,150       23,305
  Research and development..........            508           8,390         1,789        2,114
  Amortization of intangible
  assets............................            466           5,586         1,397        1,297
  Stock-based expense...............             --           5,029             2          658
  Transaction and reorganization....          3,385              --            --           --
  Acquired in-process research and
    development costs...............         11,731              --            --           --
  Losses of equity method
  investment........................             --              --            --           --
                                       ------------      ----------    -----------     -------
  Total operating expenses..........         20,927         101,818        24,338       27,374
                                       ------------      ----------    -----------     -------
    Income (loss) from operations...        (17,948)        (24,636)       (4,670)       4,287
Interest expense, net...............          1,909          12,446         3,110        3,120
Other expense, net..................             67             870           362          427
                                       ------------      ----------    -----------     -------
    Income (loss) before income
    taxes...........................        (19,924)        (37,952)       (8,142)         740
Provision (benefit) for income
  taxes.............................            (25)          1,541           665          555
                                       ------------      ----------    -----------     -------
      Net income (loss).............   $    (19,899)     $  (39,493)   $   (8,807)     $   185
                                       ============      ==========    ===========     =======
Basic net loss per common
  share(2)..........................   $ (27,918.17)     $(3,405.71)   $(13,685.16)    $(14.56)
                                       ============      ==========    ===========     =======
Weighted-average number of common
  shares outstanding................              1              17             1           67
                                       ============      ==========    ===========     =======
Pro forma basic and diluted net
  income (loss) per share
  (unaudited)(3)....................                     $    (2.29)                   $   .01
                                                         ==========                    =======
Weighted-average number of common
  and common equivalent shares used
  in pro forma per share calculation
  (unaudited)(3):
    Basic...........................                         17,260                     19,056
                                                         ==========                    =======
    Diluted.........................                         17,260                     20,937
                                                         ==========                    =======

                                                 -------------------------------   ------------------------------------------
                                                       Predecessor Company          Consolidated Wright Medical Group, Inc.
                                                 -------------------------------   ------------------------------------------
                                                       As of December 31,          As of December 31,
                                                 -------------------------------   -------------------   As of March 31, 2001
                                                     1996       1997        1998       1999       2000            (unaudited)
IN THOUSANDS                                     --------   --------   ---------   --------   --------   --------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents......................  $    910   $    466   $     579   $  6,733   $ 16,300              $12,228
Working capital................................    50,472     40,366      27,409     83,840     54,020               56,400
Total assets...................................   166,326    153,083     129,897    238,312    216,964              207,930
Long-term liabilities..........................   106,834    108,361     113,432    137,368    141,514              141,920
Redeemable preferred stock.....................    84,954     99,953     106,470     70,867     91,254               91,435
Stockholders' equity (deficit).................  $(58,506)  $(97,010)  $(132,045)  $(22,834)  $(76,976)            $(77,986)

                               -----------------------------------------------
                                             Predecessor Company
                               -----------------------------------------------
                                                                   Period from
                                                                     January 1
                                   Year Ended December 31,                  to
                               --------------------------------    December 7,
                                  1996        1997       1998             1999
                               ----------   --------   --------   ------------
IN THOUSANDS
OTHER DATA:
  Cash flows provided by
    (used in) operating
    activities...............  $     (565)  $ (1,539)  $  4,402     $  8,914
  Cash flows provided by
    (used in) investing
    activities...............      (4,662)    (5,528)    (3,179)      (2,179)
  Cash flows provided by
    (used in) financing
    activities...............       5,011      6,623     (1,110)      (6,105)
  Adjusted EBITDA(4).........      11,896      6,780      2,352        2,023
  Depreciation...............      11,272     12,926      9,213        6,236
  Amortization of intangible
  assets.....................       3,266      3,364      2,748        2,334
  Capital expenditures.......  $    3,778   $  6,015   $  3,147     $  2,179

                               --------------------------------------------------------
                                       Consolidated Wright Medical Group, Inc.
                               --------------------------------------------------------
                                 Period from                     Three Months Ended
                                  December 8                          March 31,
                                          to     Year Ended   -------------------------
                                December 31,   December 31,
                                        1999           2000          2000          2001
                               -------------   ------------   (unaudited)   (unaudited)
IN THOUSANDS                                                  -----------   -----------
OTHER DATA:
  Cash flows provided by
    (used in) operating
    activities...............  $    (22,701)    $   18,151    $     6,201     $(2,081)
  Cash flows provided by
    (used in) investing
    activities...............       (22,410)       (14,109)        (4,623)     (3,671)
  Cash flows provided by
    (used in) financing
    activities...............        51,844          6,028         (1,075)      1,791
  Adjusted EBITDA(4).........        (3,327)        25,198          7,440       8,053
  Depreciation...............           489         11,008          2,601       2,238
  Amortization of intangible
  assets.....................           466          5,586          1,397       1,297
  Capital expenditures.......  $         11     $   14,109    $     4,647     $ 3,834

--------------------------

(1) In connection with our recapitalization and our acquisition of Cremascoli, we recorded inventory step-ups pursuant to APB No. 16. This accounting treatment required a $31.1 million step-up of inventories above manufacturing costs. The step-up was charged to cost of sales over the following twelve months, reflecting the estimated period over which the inventory was sold. Cost of sales was charged $2.0 million in the period from December 8 to December 31, 1999, $29.1 million in the year ended December 31, 2000 and $8.5 million in the three months ended March 31, 2000.

(2) Net loss applicable to common stockholders includes preferred stock dividends of $230,000 for the period from December 8, to December 31, 1999, preferred stock dividends of $4.4 million and the beneficial conversion feature of the series C preferred stock of $13.1 million for the year ended December 31, 2000, and preferred stock dividends of $1.1 million and $1.2 million for the three months ended March 31, 2000 and 2001, respectively.

(3) In calculating the pro forma net loss per share, we have given effect to the conversion of all of our outstanding preferred stock, plus accrued dividends, into common stock as if the conversion occurred at the beginning of the respective period. We will use approximately $69.8 million of the proceeds of the offering to repay outstanding debt. Assuming the issuance and sale of such number of shares as would generate proceeds sufficient to repay approximately $69.8 million of our debt as of the beginning of 2000, pro forma net income (loss) per share would have been $(1.40) per share for the year ended December 31, 2000 and $.06 and $.05 for the three months ended March 31, 2001 for basic and diluted, respectively.

(4) Adjusted EBITDA consists of net income (loss) excluding net interest, taxes, depreciation, amortization, stock based expenses, non-cash charges related to acquired inventory, and the in-process research and development write-off. Adjusted EBITDA is provided because it is a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. We have presented Adjusted EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income as an indicator of operating performance. It should also not be construed as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. We may calculate Adjusted EBITDA differently from other companies. For further information, see our consolidated financial statements and related notes elsewhere in this prospectus.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

Overview

We are a global orthopaedic device company specializing in the design, manufacture and marketing of reconstructive joint devices and bio-orthopaedic materials. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Bio-orthopaedic materials are used to replace damaged or diseased bone and to stimulate bone growth. We have been in business for over fifty years and have built a well-known and respected brand name and strong relationships with orthopaedic surgeons.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct our domestic manufacturing, warehousing, research and administrative activities. Outside the U.S., we operate manufacturing and administrative facilities in Toulon, France, research, distribution and administrative facilities in Milan, Italy and several sales and distribution offices across Europe and Canada. Our global distribution system consists of a sales force of approximately 270 persons that market our products to orthopaedic surgeons and hospitals. We have approximately 200 exclusive independent distributors and sales associates in the U.S. and approximately 70 sales associates internationally. In addition, we sell our products to stocking distributors in certain international markets, who resell the products to third-party customers.

In December 1999, an investment group led by Warburg Pincus acquired majority ownership of our predecessor company, Wright Medical Technology, Inc., in a transaction that recapitalized our business. Our recapitalization was accounted for using the purchase method of accounting and generated intangible assets totaling $34.6 million, of which $10.0 million was allocated to goodwill. In addition, we recorded a $24.0 million inventory step-up in accordance with APB No. 16. The step-up was subsequently charged to cost of sales over the twelve-month period during which these inventories were estimated to be sold, totaling $2.0 million during the period from December 8 to December 31, 1999 and $22.0 million during 2000. Also in connection with our recapitalization in 1999, we recorded a one-time write-off of in-process research and development costs totaling $11.7 million.

In December 1999, immediately following our recapitalization, we acquired Cremascoli Ortho Group, an orthopaedic device company based in Toulon, France. As a result of this acquisition, we enhanced our product development capabilities, expanded our presence in Europe and extended our product offerings.

The acquisition, which was accounted for using the purchase method of accounting, generated intangible assets totaling $24.9 million, of which $8.2 million was allocated to goodwill. In addition, we recorded an inventory step-up totaling $7.1 million. The write-up was subsequently charged to cost of sales over the nine-month period from January 1, 2000 to September 30, 2000, during which these inventories were estimated to be sold. No in-process research and development charges were identified related to this acquisition. The acquisition of Cremascoli accounted for approximately $34.2 million of the increase in our total net sales for the year 2000 as compared to 1999.

Net sales in our international markets totaled $29.4 million, or approximately 27% of our total net sales in 1998, $29.6 million, or approximately 27% of our total net sales in 1999, $62.5 million, or approximately 40% of our total net sales in 2000 and $17.6 million, or approximately 39% of our total net sales in the first three months of 2001. No single foreign country accounted for more than 10% of our total net sales during 1998, 1999 or 2000, although two countries, Italy and France, together represented approximately 17% of our total net sales in 2000 and in the first three months of 2001.

During the mid- and late-1990s we experienced operating difficulties resulting from several successive years of flat or declining net sales, an expense infrastructure that reduced our profit generating capability and debt service and repayment requirements that became difficult to meet. Following our December 1999 recapitalization, a new management team was put in place. This new management team implemented a turnaround strategy that increased our focus and spending on research and development, significantly raised the efficiency of our manufacturing processes and improved our sales force productivity. Since then, we have experienced growth in net sales across our primary product lines, improved our operating efficiencies and renewed our ability to meet our debt service and repayment obligations.

Net Sales and Expense Components

NET SALES

We derive our net sales primarily from the sale of reconstructive joint devices and bio-orthopaedic materials. Our reconstructive joint device net sales are derived from three primary product lines: knees, hips and extremities. Of our total net sales in 2000, our knee product lines represented approximately 40%, our hip product lines represented approximately 30% and our extremities product lines represented approximately 11%. Sales of our bio-orthopaedic materials represented approximately 13% of our total net sales in 2000. In the first three months of 2001, our knee, hip, extremity and bio-orthopaedic product lines represented approximately 41%, 29%, 12% and 14%, respectively, of our total net sales.

Other product sales totaled approximately 6% of our total net sales in 2000 and 5% in the first three months of 2001, consisting of various orthopaedic products not considered to be part of our knee, hip, extremity or bio-orthopaedic product lines that we manufactured directly or distributed for others. A substantial majority of our other product sales consisted of products added as a result of our acquisition of Cremascoli. We anticipate that other product sales will decline in the future, both in amount and as a percentage of total net sales, as we continue to focus our resources on our reconstructive joint device and bio-orthopaedic product lines.

Our total net sales were $107.0 million in 1998, $109.2 million in 1999, $157.6 million in 2000 and $45.3 million for the three months ended March 31, 2001. The following table sets forth our net sales by product line for 1998, 1999, 2000 and for the three months ended March 31, 2000 and 2001, respectively, expressed as a dollar amount and as a percentage of total net sales:

                       --------------------------       ----------------------------------------------------------
                          PREDECESSOR COMPANY                    CONSOLIDATED WRIGHT MEDICAL GROUP, INC.
                       --------------------------       ----------------------------------------------------------
                        YEAR ENDED                        PERIOD FROM
                          DECEMBER                      DECEMBER 8 TO
                               31,                       DECEMBER 31,
                              1998                               1999
                       -----------                      -------------                           THREE        THREE
                                      PERIOD FROM                                              MONTHS       MONTHS
                                        JANUARY 1                                               ENDED        ENDED
                                      TO DECEMBER                             YEAR ENDED    MARCH 31,    MARCH 31,
                                               7,                           DECEMBER 31,         2000         2001
IN THOUSANDS:                                1999                                   2000   (UNAUDITED)  (UNAUDITED)
                                     ------------                          -------------   ----------   ----------
Knee products........     $ 56,116       $ 52,753              $3,448           $ 62,889      $17,613      $18,557
Hip products.........       28,330         23,596               1,912             47,690       13,200       13,024
Extremity products...       13,675         13,774                 836             17,271        4,301        5,244
Bio-orthopaedic
  materials..........        4,869          7,367                 896             20,996        4,426        6,451
Other................        3,982          3,704                 884              8,706        2,359        2,057
                       -----------   ------------       -------------      -------------   ----------   ----------
  Total net sales....     $106,972       $101,194              $7,976           $157,552      $41,899      $45,333
                       ===========   ============       =============      =============   ==========   ==========
AS A PERCENTAGE OF
  TOTAL NET SALES:
Knee products........         52.5%          52.1%               43.2%              39.9%        42.0%        40.9%
Hip products.........         26.5%          23.3%               24.0%              30.3%        31.5%        28.7%
Extremity products...         12.8%          13.6%               10.5%              11.0%        10.3%        11.6%
Bio-orthopaedic
  materials..........          4.6%           7.3%               11.2%              13.3%        10.6%        14.2%
Other................          3.6%           3.7%               11.1%               5.5%         5.6%         4.6%
                       -----------   ------------       -------------      -------------   ----------   ----------
  Total net sales....        100.0%         100.0%              100.0%             100.0%       100.0%       100.0%
                       ===========   ============       =============      =============   ==========   ==========

Net sales consist of product sales less provisions for sales returns, which are established at the time of the sale. We recognize revenue upon shipment of a product to customers or, for inventory held on consignment, when evidence of customer acceptance is obtained. In limited circumstances, we have agreed to repurchase inventory from certain international stocking distributors if this inventory is not acquired by a third-party customer. In these instances, revenue recognition is deferred until evidence is obtained that the inventory has been sold to a third-party customer.

EXPENSES

COST OF SALES. Cost of sales consists primarily of direct labor, allocated manufacturing overhead, raw materials and components, royalty expenses associated with licensing technologies used in our products or processes and certain other period expenses. Cost of sales and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses and levels of production volume.

Our costs of sales for the period from December 8 to December 31, 1999 and the year ended December 31, 2000 are not comparable to those of prior periods because (a) under U.S. generally accepted accounting principles, we were required to step-up our inventories in connection with our recapitalization and the acquisition of Cremascoli, in the amount of $31.1 million and (b) we changed our method of accounting for surgical instruments effective December 8, 1999, which discontinued the practice of charging related expenses to cost of sales. The following table sets forth our cost of sales expressed as a percentage of sales for 1998, 1999, 2000 and for the three month periods ended March 31, 2000 and 2001, respectively, adjusted to exclude the cost of sales associated with our inventory step-ups and the costs associated with surgical instruments historically carried in inventories:

                           --------------------------   -------------------------------------------------------
                              PREDECESSOR COMPANY               CONSOLIDATED WRIGHT MEDICAL GROUP, INC.
                           --------------------------   -------------------------------------------------------
                            YEAR ENDED                    PERIOD FROM
                              DECEMBER                  DECEMBER 8 TO
                                   31,                   DECEMBER 31,
                                  1998                           1999
                           -----------                  -------------
                                                                                             THREE        THREE
                                          PERIOD FROM                                       MONTHS       MONTHS
                                            JANUARY 1                                        ENDED        ENDED
                                          TO DECEMBER                      YEAR ENDED   MARCH 31,    MARCH 31,
                                                   7,                    DECEMBER 31,         2000         2001
                                                 1999                            2000   (UNAUDITED)  (UNAUDITED)
                                         ------------                   -------------   ----------   ----------
Cost of sales............         43.9%          44.3%           62.7%           51.0%        53.1%        30.2%
Effect of acquisition
  costs assigned to
  inventory..............           --             --           (25.1)%         (18.5)%      (20.2)%         --
Surgical instrument
  expenses included in
  cost of sales prior to
  change in method of
  accounting.............         (4.1)%         (2.9)%            --              --           --           --
                              --------       --------       ---------       ---------     --------     --------
  Adjusted cost of
    sales................         39.8%          41.4%           37.6%           32.5%        32.9%        30.2%
                              ========       ========       =========       =========     ========     ========

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense consists primarily of salaries, sales commissions, royalty expenses associated with our key surgeon consulting agreements, marketing costs, facility costs, other general business and administrative expenses and, beginning on December 8, 1999, depreciation expense associated with surgical instruments that we loan to surgeons to use when implanting our products. These surgical instruments are depreciated over their useful life of 1 to 6 years. We expect that our selling, general and administrative expenses will increase in absolute dollars in future periods to the extent that any further growth in net sales drives commissions and royalties, and as we continue to add infrastructure to support our expected business growth and public company requirements.

RESEARCH AND DEVELOPMENT. Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of our products. We anticipate that our research and development expenditures will increase in absolute dollars in future periods as we continue to increase our investment in product development initiatives, however, we expect these expenses to be consistent as a percentage of net sales with past practice.

AMORTIZATION OF INTANGIBLES. Amortization of intangible assets is related to our recapitalization and our acquisition of Cremascoli. Intangible assets consist of goodwill and purchased intangibles principally related to completed technology, workforce, distribution channels and trademarks. Goodwill is amortized on a straight-line basis over 20 years, and purchased intangibles are amortized over periods ranging from three months to 15 years.

At December 31, 2000 and March 31, 2001, we had net intangible assets totaling $54.7 million and $51.9 million, respectively. We expect to amortize approximately $5.6 million in 2001, $5.2 million in 2002 and $5.0 million in 2003. This amortization does not give effect to $3.1 million of Cremascoli acquisition consideration remaining in escrow as of December 31, 2000. These escrowed amounts will be distributed upon the resolution of the final net asset valuation of Cremascoli. Currently, this matter is in arbitration. If the seller were to prevail, we would disburse the escrowed amounts to the seller. If we were to prevail, we would retain the escrowed amounts. Accordingly, our goodwill balance is subject to prospective adjustment, depending upon the ultimate disposition of these escrowed amounts, which would change our estimates of future amortization.

STOCK-BASED EXPENSE. Stock-based expense includes the amortization of non-cash deferred compensation recorded in connection with the issuance of stock options, stock-based incentives and the sale of equity securities when the estimated fair market value of the securities is deemed for financial reporting purposes to exceed their respective exercise or sales price. Additionally, for stock-based incentives granted to consultants, we defer and amortize the fair value of such grants as calculated pursuant to Statement of Financial Accounting Standards
(SFAS) No. 123. We amortize deferred compensation on a straight-line basis over the respective vesting periods of the stock-based incentives, which is generally four years, and we immediately expense all stock-based compensation associated with the sale of equity where no vesting restrictions apply.

We issued stock options and stock-based incentives and sold equity securities generating approximately $7.9 million of stock-based compensation for the year ended December 31, 2000 and we recognized $5.0 million of this amount during 2000 as compensation expense. To date in 2001 we have incurred approximately $3.1 million of additional deferred compensation related to option grants, and in the first three months of 2001 we recognized stock-based compensation expense totaling $658,000. Based on the stock-based compensation we have incurred to date, we expect that $1.9 million in 2001, $1.5 million in 2002, $1.5 million in 2003, $1.2 million in 2004 and $141,000 in 2005 will be recognized as non-cash stock-based expense.

TRANSACTION AND REORGANIZATION. Transaction and reorganization expense includes one-time costs incurred by our predecessor company in connection with our recapitalization, and costs incurred by us following our recapitalization and acquisition of Cremascoli related primarily to recruitment and employee termination expenses, and subsequent terminations or realignments of arrangements with various international distributors. During the fourth quarter of 1999 we incurred expenses totaling $9.9 million related to these events.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. Upon consummation of the recapitalization, we charged to income approximately $11.7 million, representing the estimated fair value of purchased in-process research and development, or IPRD, that had not yet reached technological feasibility and had no alternative future use (see Note 3 to our consolidated financial statements). The value was determined by estimating the costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from such projects, and discounting the net cash flows back to their present values. A discount rate and likelihood of success factor were applied to each project to take into account the uncertainty surrounding the successful development and commercialization of the purchased in-process research and development.

The resulting net cash flows from such projects were based on our management's best estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs, and income taxes from such projects, and the net cash flows reflect the assumptions that would be used by market participants.

A summary of the projects is as follows:

                                                           ------------------------------------------------------------
                                                                   YEAR WHEN
                                                           MATERIAL NET CASH
                                                                    IN-FLOWS       ESTIMATED
                                                                    EXPECTED   LIKELIHOOD OF                   ACQUIRED
PROJECT                                                             TO BEGIN         SUCCESS   DISCOUNT RATE       IPRD
---------------------------------------------------------  -----------------   -------------   -------------   --------
New Shoulder (OLYMPIA(TM))...............................         2002              95%              22%       $ 1,088
S.O.S.-Registered Trademark- Project (GUARDIAN(TM))......         2000              85               22            954
Fat Pad Augmentation Material............................         2003              50               22            892
OSTEOSET-Registered Trademark- Derivatives...............         2000              60               22          3,195
Structural Resorbable Bone Graft Substitute..............         2005              50               22          3,340
Other Orthopaedic Projects...............................           --              --               22          2,262
                                                                                                               -------
      Total..............................................                                                      $11,731
                                                                                                               =======

    NEW SHOULDER (OLYMPIA(TM))

The objective of this product was to develop a product for replacement of arthritic shoulders and for repairing shoulder fractures.

At the date of the recapitalization, $314,000 had been spent on this project with additional expenditures of $70,000 anticipated through completion. We initially expected development efforts to be completed by the end of 2000 with projected first year revenues of $800,000. We deemed the technical and commercialization risks to be low because similar competitive products are already in the market.

Commercialization of this product is being delayed to allow for completion of the instrumentation's clinical evaluations. We now anticipate completion of this product development in December 2001 with first year revenue expectations of $1.5 million in 2002. Revenue expectations have been increased from original estimates primarily due to the responses received from our customers' evaluations of and commitments to this product.

    S.O.S.-REGISTERED TRADEMARK- PROJECT (GUARDIAN(TM))

The objective of the Segmented Orthopaedic System, or S.O.S.-Registered Trademark-, was to develop an adjustable prosthesis to be used in limb salvage for adolescents.

We expected development efforts to be completed by July 2000 with an estimated completion cost of $217,000 and projected first year revenues of $1.9 million. We deemed the technical and commercialization risks to be low because this product is considered a line extension and some of the products do not require FDA approval because they are minor modifications to existing products.

Development efforts were completed in May 2000 at a total cost of $63,000 and first year revenues were $346,000. The reduction in first year revenues was primarily due to the delay in commercialization of the S.O.S.-Registered Trademark- Adjustable product line. The delay in completion of this portion of the S.O.S.-Registered Trademark- development project is due to ongoing negotiation efforts with a third-party developer. Commercialization of this product is expected in December 2001 with first year revenues expected to be $930,000 with no additional costs expected to be incurred.

    FAT PAD AUGMENTATION MATERIAL

The objective of this product was to develop a product for the treatment and prevention of certain diabetic foot ulcers.

At the date of our recapitalization, we anticipated a completion date of January 2003 with estimated completion costs of $170,000 and first year revenues of $1.5 million in 2005. We deemed the technical and commercialization risks to be high because this product required certain testing to meet regulatory approval.

Due to the costly and lengthy process of identifying an appropriate material and receiving regulatory approval, we terminated this project in May 2001.

    OSTEOSET-REGISTERED TRADEMARK- DERIVATIVES

The objective of these products was to develop bone substitute products to be used to repair bone defects.

At the date of our recapitalization, we expected development efforts to be completed by April 2001 with estimated completion costs of $3.6 million and first year revenues projected at $1.0 million. Although this product must pass regulatory qualifications, we deemed the technical and commercialization risks to be moderate.

We are currently pursuing an evaluation and a pre-clinical study. We expect development efforts to be completed by February 2002 with first year revenues of $1.0 million. Full commercialization of this product could be delayed pending the FDA's final conclusion on whether to categorize this product as a tissue or a device for regulatory clearance purposes.

    STRUCTURAL RESORBABLE BONE GRAFT SUBSTITUTE

We intended this product to be a bone putty product that would provide structural support to correct bone defects.

At the date of our recapitalization, we expected development efforts to be completed by the end of 2004 with projected first year revenues of $274,000 in 2005 and estimated completion costs of $5.9 million. We deemed the technical and commercialization risks to be moderate. While this product has to pass certain regulatory qualifications, we believe the worldwide market for such a new and innovative product is very large.

We are continuing development efforts on this product. We expect development efforts to be completed in 2003 with first year revenues of $274,000 expected in 2004.

There were eleven additional projects included in the valuation of purchased in-process research and development. In total, these projects represented 19% of the valuation, although, none individually represented more than 6% of the total valuation. These projects related to a variety of orthopaedic medical device products.

We plan to use our existing cash to develop the purchased in-process research and development related to our recapitalization into commercially viable products. This development consists primarily of the completion of all planning, designing, clinical evaluation testing activities and regulatory approvals, where applicable, that are necessary to establish that a product can be successfully developed. Bringing the purchased in-process research and development to market also includes testing the product for compatibility and interoperability with commercially viable products. As of the date of our recapitalization, we estimated the costs to be incurred to develop the purchased in-process technology into commercially viable products to be approximately $13.7 million.

If these projects are not successfully developed, our revenue may be adversely affected in future periods. Additionally, the value of other intangible assets acquired may become impaired. We are continuously monitoring our development projects. We believe that the assumptions used in the valuation of purchased in-process research and development represent a reasonably reliable estimate of the future benefits attributable to the purchased in-process research and development. We cannot be certain that actual results will not deviate from our assumptions in future periods.

INTEREST EXPENSE, NET. Net interest expense prior to December 8, 1999 was primarily related to debt obligations existing prior to our recapitalization. Thereafter, interest expense has consisted primarily of interest associated with borrowings outstanding under our senior credit facilities and our subordinated notes, offset partially by interest income on invested cash balances. Interest expense includes $30,000 in the period from December 8 to December 31, 1999, $457,000 in 2000 and $165,000 in the first three months of 2001, of non-cash expense associated with the amortization of deferred financing costs resulting from the origination of our senior credit facilities. Net deferred financing costs of $2.4 million remaining at March 31, 2001 will be amortized at a rate of approximately $504,000 annually over the remaining term of our senior credit facilities. In connection with the completion of this offering, we expect to renegotiate our existing senior credit facilities. At that time, we would expect to incur a one-time non-cash charge for the write-off of any deferred financing costs that remain unamortized.

We expect to use the proceeds of this offering to repay our subordinated notes, reduce our outstanding bank borrowings and increase our invested cash balances. As a result, we expect that net interest expense will decrease in periods following this offering as compared to prior periods. Based on rates in effect at March 31, 2001, we expect that repayment of debt in connection with this offering will reduce our net interest expense by approximately $7.5 million annually.

OTHER EXPENSE, NET. Other expense (income) consists primarily of net gains and losses resulting from foreign currency fluctuations. We expect other expense and income to fluctuate in future periods depending upon our relative exposures to foreign currency risk and ultimate fluctuations in exchange rates.

PROVISION (BENEFIT) FOR INCOME TAXES. Our payment of income taxes has generally been limited to earnings generated by certain of our foreign operations, principally in Europe. Domestically, we have incurred no tax liability in recent years. At December 31, 2000, we have net operating loss carryforwards of approximately $57.7 million domestically, which expire in 2010 through 2018, and $19.5 million internationally, which expire in 2003 through 2006. Generally, we are limited in the amount of net operating loss carryforwards which can be utilized in any given year. Additionally, we have domestic tax credit carryforwards of approximately $1.1 million which expire through 2010.

In light of our historical operating performance, we have established a valuation allowance against both our domestic and international net operating loss carryforwards. We will continue to reassess the realization of our net operating loss carryforwards and adjust the related valuation allowance as necessary.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of net sales:

                              --------------------------   -----------------------------------------------------
                                 PREDECESSOR COMPANY              CONSOLIDATED WRIGHT MEDICAL GROUP, INC.
                              --------------------------   -----------------------------------------------------
                                             PERIOD FROM                                    THREE MONTHS ENDED
                               YEAR ENDED      JANUARY 1     PERIOD FROM                        MARCH 31,
                                 DECEMBER    TO DECEMBER   DECEMBER 8 TO      YEAR ENDED   ---------------------
                                      31,             7,    DECEMBER 31,    DECEMBER 31,                    2001
                                     1998           1999            1999            2000               (UNAUDITED)
                              -----------   ------------   -------------   -------------        2000   ---------
                                                                                           (UNAUDITED)
                                                                                           ---------
Net sales...................        100.0%         100.0%          100.0%          100.0%      100.0%      100.0%
Cost of sales...............         43.9           44.3            62.7            51.0        53.1        30.2
                                 --------      ---------      ----------       ---------     -------     -------
  Gross profit..............         56.1           55.7            37.3            49.0        46.9        69.8
Operating expenses:
  Selling, general and
    administrative..........         52.3           47.0            60.6            52.6        50.5        51.4
  Research and
    development.............          7.3            5.8             6.4             5.3         4.2         4.6
  Amortization of intangible
    assets..................          2.6            2.3             5.8             3.5         3.3         2.9
  Stock-based expense.......           .2             .5              --             3.2          --         1.4
  Transaction and
    reorganization..........           --            6.5            42.4              --          --          --
  Acquired in-process
    research and development
    costs...................           --             --           147.1              --          --          --
  Losses of equity method
    investment..............          1.9             --              --              --          --          --
                                 --------      ---------      ----------       ---------     -------     -------
    Total operating
      expenses..............         64.3           62.1           262.3            64.6        58.0        60.3
                                 --------      ---------      ----------       ---------     -------     -------
    Income (loss) from
      operations............         (8.2)          (6.4)         (225.0)          (15.6)      (11.1)        9.5
Interest expense, net.......         13.3           13.0            23.9             7.9         7.4         6.9
Other expense, net..........          1.0             .6              .9              .6          .9          .9
                                 --------      ---------      ----------       ---------     -------     -------
    Income (loss) before
      income taxes..........        (22.5)         (20.0)         (249.8)          (24.1)      (19.4)        1.7
Provision (benefit) for
  income taxes..............           .1             .2             (.3)            1.0         1.6         1.3
                                 --------      ---------      ----------       ---------     -------     -------
    Net income (loss).......        (22.6%)        (20.2%)        (249.5%)         (25.1%)     (21.0)%        .4%
                                 ========      =========      ==========       =========     =======     =======

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2001 TO THREE MONTHS ENDED MARCH 31, 2000

NET SALES. Net sales totaled $45.3 million in the first three months of 2001, compared to $41.9 million in the first three months of 2000, representing an increase of $3.4 million, or 8%. The increase resulted primarily from unit sales growth in our knee, hip, extremity and bio-orthopaedic product lines. Unfavorable exchange rates negatively impacted net sales by approximately 2% during 2001 as compared to the first three months of 2000.

Knee sales increased $944,000, or 5%, in the first three months of 2001 compared to the comparable period in 2000 due to the continued growth of our ADVANCE-Registered Trademark- knee system which was partially offset by decreased sales of certain of our more mature knee products. Extremity sales increased $943,000, or 22%, in the first three months of 2001 compared to the comparable year-ago period due to the introduction of our new LOCON T-TM-, EVOLVE-TM- and NEW DEAL-TM- products and continued sales growth for our core extremity products. Bio-orthopaedic product sales increased $2.0 million, or 46%, and hip sales remained relatively constant for the first quarter of 2001 compared to 2000. The substantial majority of the increase in bio-orthopaedic product sales was due to ALLOMATRIX-TM- injectable putty and the first quarter 2001 introduction of ALLOMATRIX C-TM-. Continued growth of our CONSERVE-Registered Trademark- and PROFEMUR-Registered Trademark- hip systems was offset by reduced levels of block-purchase sales, or large volume contractual agreements, for other hip products in certain international markets during the first three months of 2001 as compared to the 2000 period.

Net sales in the United States totaled $27.7 million in the first three months of 2001, representing 61% of our total net sales compared to $24.1 million in the first three months of 2000, or 57% of total net sales. International sales totaled $17.6 million in the first three months of 2001, net of a negative currency impact of approximately $800,000, and $17.8 million in the first three months of 2000.

COST OF SALES. Cost of sales as a percentage of net sales decreased from 53% in the first three months of 2000 to 30% in the first three months of 2001. Cost of sales was negatively impacted during the 2000 period by $8.5 million of expense associated with the inventory step-ups related to our recapitalization and the Cremascoli acquisition. Excluding this non-cash expense, cost of sales as a percentage of sales decreased from 33% during the first quarter of 2000 to 30% in the first quarter of 2001. This decrease was due to improved margins resulting from moderate shifts in sales composition to the United States market and to higher margin products lines, principally bio-orthopaedics, which improved gross margin by approximately 3% of net sales.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense, exclusive of stock-based expense, increased $2.2 million, or 10%, from $21.2 million in the first three months of 2000, to $23.3 million in the first three months of 2001. The increase was primarily attributable to increased commissions and royalties resulting from domestic sales growth, costs associated with senior management additions and expenses related to enhancing our information systems and administrative capabilities. Selling, general and administrative expenses remained constant at 51% of net sales during both the first three months of 2001 and 2000. Including stock-based expense, selling, general and administrative expense increased $2.8 million, or 13%, from $21.2 million in the first three months of 2000 to $24.0 million in the first three months of 2001. Of this increase, $650,000 was due to increased levels of stock-based expense.

RESEARCH AND DEVELOPMENT. Research and development expenses, including stock-based expense, increased $331,000, or 19%, from $1.8 million in the first three months of 2000 to $2.1 million in the first three months of 2001. The majority of this increase was due to additional personnel costs and professional fees associated with increased product development efforts in the 2001 period. Of this increase, $6,000 was due to stock-based expense.

AMORTIZATION OF INTANGIBLE ASSETS. Non-cash charges associated with the amortization of intangible assets decreased $100,000, or 7%, from $1.4 million in the first three months of 2000 to $1.3 million in the first three months of 2001. Amortization for both the 2000 and 2001 periods was attributable exclusively to intangible assets resulting from our recapitalization and subsequent acquisition of Cremascoli in December 1999. The decrease resulted from the acquisition of some shorter-lived intangible assets acquired in 1999 having been fully amortized prior to the beginning of 2001.

STOCK-BASED EXPENSE. Stock-based expense totaled $658,000 in the first three months of 2001, consisting of non-cash charges of $293,000 in connection with the amortization of deferred compensation associated with employee stock option grants issued below fair market value, $315,000 resulting from the sale of equity securities below fair market value and $50,000 of other stock-based expenses. Stock-based expense was not significant in the first three months of 2000.

INTEREST EXPENSE, NET. Interest expense, net totaled $3.1 million in the first three months of 2000 and 2001. Interest expense, net, in both periods consisted entirely of interest associated with borrowings outstanding under our senior credit facilities, our subordinated notes and a non-cash expense for the amortization of deferred financing costs resulting from the origination of our credit facilities, offset partially by interest income on invested cash balances.

OTHER EXPENSE, NET. Other expense, net totaled $362,000 and $427,000 in the first three months of 2000 and 2001, respectively, and consisted primarily of net losses resulting from foreign currency fluctuations.

PROVISION FOR INCOME TAXES. We recorded a tax provision of $665,000 and $555,000 in the first three months of 2000 and 2001, respectively. The tax provision in both periods primarily resulted from taxes incurred related to earnings generated by some of our international operations, principally in Europe. The differences between our effective tax rate and applicable statutory rates are primarily due to changes in the valuation allowance related to our net operating loss carryforwards.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000, 1999 (INCLUDING THE PERIODS FROM JANUARY 1 TO DECEMBER 7, 1999 AND FROM DECEMBER 8 TO DECEMBER 31, 1999) AND 1998.

NET SALES. Net sales totaled $157.6 million for 2000, compared to $109.2 million for 1999, representing an increase of $48.4 million, or 44%. Of this increase, approximately $34.2 million, or 31%, is attributable to the inclusion of a full year of net sales of Cremascoli. The remainder of the increase, totaling $14.2 million, or 13%, resulted primarily from unit sales growth across our knee, hip, extremity and bio-orthopaedic product lines. Unfavorable exchange rates negatively impacted net sales by approximately 4% during 2000.

Knee sales increased $6.7 million, or 12%, in 2000 compared to 1999, of which $8.0 million was attributable to increased knee sales related to the Cremascoli acquisition, offset by a decrease of $1.3 million in sales of existing knee products. A decrease in sales of certain of our more mature knee systems was offset by a significant increase in our ADVANCE-Registered Trademark- knee system. Hip sales increased $22.2 million, or 87%, in 2000 compared to 1999, of which $19.4 million was attributable to a full year of net sales by Cremascoli. Increased sales of PERFECTA-Registered Trademark- and CONSERVE-Registered Trademark- hip products accounted for the substantial remainder of this growth. Extremity sales increased $2.7 million, or 18%, in 2000 compared to 1999, and bio-orthopaedic products increased $12.7 million, or 154%, in 2000 compared to 1999. The substantial majority of the increase in bio-orthopaedic product sales was due to ALLOMATRIX-TM- injectable putty, which was launched in late 1999.

Net sales in the United States totaled $95.0 million in 2000, representing 60% of our total net sales. International sales totaled $62.6 million in 2000, net of a negative currency impact of $6.3 million.

Net sales totaled $109.2 million for 1999, compared to $107.0 million for 1998, representing an increase of $2.2 million, or 2%. We acquired Cremascoli in December 1999, resulting in a net sales increase of $330,000. The remainder of our 1999 net sales growth resulted primarily from increases in our bio-orthopaedic products that were partially offset by decreases in our hip product sales. Bio-orthopaedic product sales increased by $3.4 million, or 70%, due to continued growth of our OSTEOSET-TM- synthetic bone graft substitute and the introduction of ALLOMATRIX-TM- injectable putty in late 1999. Knee products as a group increased slightly in 1999 as compared to 1998, resulting from an increase in sales of our ADVANCE-Registered Trademark- knee system, offset by decreases in sales of our ADVANTIM-Registered Trademark- Knee System and AXIOM-Registered Trademark- Knee System. Hip sales decreased by $2.8 million, or 10%, as a result of declines in sales across our hip system product lines. Extremity products increased slightly in 1999 compared to 1998 due to growth across the product line. The impact of foreign exchange rate fluctuations was not significant in 1999 or 1998.

COST OF SALES. Cost of sales as a percentage of net sales increased from 44% in the period from January 1 to December 7, 1999 to 63% during the period
December 8 to December 31, 1999 and decreased to 51% in 2000. Cost of sales was negatively impacted beginning in December 1999 due to inventory step-ups totaling $31.1 million related to our recapitalization and subsequent acquisition of Cremascoli. These step-ups were taken as non-cash charges to cost of sales over twelve- and nine-month periods, respectively, beginning in December 1999, representing an estimate of the period over which such inventories were sold. Excluding the charges associated with our inventory revaluations and the costs associated with surgical instruments prior to our change in accounting method, cost of sales as a percentage of sales decreased from 41% in 1999 to 33% in 2000, representing a net improvement in gross margin of 8% of net sales. Improved manufacturing efficiencies, resulting principally from our lean manufacturing initiative, improved gross margin by 1% of net sales, while shifts in our sales composition toward higher-margin product lines, principally bio-orthopaedics, improved gross margin by approximately 6% of net sales. Lean manufacturing initiatives refer to the process of identifying manufacturing operations that add value to the customer and eliminating those that do not. This results in a product that is manufactured with less human effort, equipment, time and space. The substantial remainder of our gross margin improvement was due to slightly more favorable net pricing changes within our product lines.

Cost of sales as a percentage of sales increased from 44% in 1998 to 46% during the combined period from January 1 to December 31, 1999. The resulting decrease in gross margin was related to the strategic decision to discontinue and liquidate our domestic spine and trauma product lines during 1999, which negatively impacted cost of sales by approximately $1.2 million, or 1% of net sales, and by the $2.0 million charge to cost of sales associated with inventory step-ups, or 2% of net sales, which was partially offset by improved margins that resulted from a shift in our sales composition toward bio-orthopaedic products.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense, excluding stock-based expense, increased $30.4 million, or 58%, from $52.4 million in 1999 to $82.8 million in 2000. Approximately $18.7 million of this increase was attributable to a full year of expense for Cremascoli and $4.6 million of the remaining increase was due to the increased depreciation expense resulting from our change in accounting method in 2000 for surgical instruments that we loan to surgeons. The remaining increase was attributable primarily to increased commissions and royalties resulting from net sales growth. As a percentage of net sales, selling, general and administrative expenses increased from 48% in 1999 to 53% in 2000. Excluding the instrument depreciation, selling, general and administrative expenses as a percentage of net sales, increased slightly from 48% in 1999 to 50% in 2000. Including stock-based expense, selling, general and administrative expense increased $34.9 million, or 66%, from $52.8 million in 1999 to $87.7 million in 2000. Of this increase, $4.4 million was due to increased levels of stock-based expense.

Selling, general and administrative expense, excluding stock-based expense, decreased $3.6 million, or 6%, from $56.0 million in 1998 to $52.4 million in 1999, reflecting the effect of staffing reductions, reduced professional services fees and other efficiency enhancements in our domestic operations that were mostly offset by the addition of selling and administrative expenses totaling $416,000, resulting from our December 1999 acquisition of Cremascoli, and increased legal fees in our domestic operations. Including stock-based expense, selling, general and administrative expense decreased $3.3 million, or 6%, from $56.2 million in 1998 to $52.8 million in 1999. This decrease was offset, partially, by increased levels of stock-based expense totaling $289,000.

RESEARCH AND DEVELOPMENT. Research and development expenses, excluding stock-based expense, increased $2.0 million, or 32%, from $6.4 million in 1999 to $8.4 million in 2000. Approximately $1.1 million of this increase was due to a full year of expense for Cremascoli. The remaining increase of $900,000 was due to additional personnel costs and professional fees associated with product development efforts during 2000. Including stock-based expense, research and development expenses increased $2.1 million, or 32%, from $6.4 million in 1999 to $8.5 million in 2000. Of this increase, $61,000 was due to increased levels of stock-based expense.

Research and development, excluding stock-based expense, decreased
$1.5 million, or 19%, from $7.9 million in 1998 to $6.4 million in 1999. This decrease was attributable to a reduction of personnel, consulting fees and clinical activities from 1998 to 1999 in response to the need to reduce overall operating expenses, partially offset by the addition of research and development expenses totaling $31,000 as a result of our December 1999 acquisition of Cremascoli. Including stock-based expense, research and development expenses decreased $1.4 million, or 18%, from $7.9 million in 1998 to $6.4 million in 1999. This decrease was offset partially by increased levels of stock-based expense totaling $58,000.

AMORTIZATION OF INTANGIBLES AND ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT COSTS. Non-cash charges associated with the amortization of intangible assets increased by $2.8 million, or 100%, from $2.8 million in 1999 to $5.6 million in 2000. Amortization during 2000 was attributable exclusively to intangible assets resulting from our recapitalization and subsequent acquisition of Cremascoli. Amounts for 1999 included amortization totaling $2.3 million related to the intangible assets of our predecessor company prior to our recapitalization and $466,000 resulting from our recapitalization and acquisition of Cremascoli. Amortization totaled $2.7 million during 1998 and related exclusively to the intangible assets of our predecessor company. Acquired in-process research and development expense totaled $11.7 million in 1999 and related entirely to our recapitalization.

STOCK-BASED EXPENSE. Stock-based expense totaled $5.0 million in 2000, consisting of non-cash charges of $297,000 in connection with the amortization of deferred compensation associated with employee stock option grants issued below fair market value, $3.8 million resulting from the sale of equity securities below fair market value and $907,000 in connection with the amortization of deferred compensation associated with equity incentives granted to certain consultants. Stock-based expense was not significant in 1999 or 1998.

TRANSACTION AND REORGANIZATION. Our predecessor company recorded approximately $6.5 million of transaction and reorganization expenses during the period from January 1, 1999 to December 7, 1999. These costs consisted primarily of $4.8 million of investment banking, consulting and advisory fees incurred by our predecessor company to identify and pursue financing alternatives leading up to our December 1999 recapitalization by Warburg Pincus and $1.3 million of management compensation costs where no ongoing service obligations existed.

We recorded approximately $3.4 million of transaction and reorganization expenses during the period from December 8, 1999 to December 31, 1999. These amounts were largely attributable to $1.9 million of distributor close out costs incurred to eliminate duplicate distributors upon integrating the Wright and Cremascoli distribution channels and $1.1 million incurred by us for recruitment and employee termination expenses based on an assessment of senior management personnel needs following our recapitalization and the Cremascoli acquisition.

INTEREST EXPENSE, NET. Interest expense, net totaled $12.4 million in 2000, $15.1 million in 1999 and $14.3 million in 1998. Interest expense, net during 2000 consisted entirely of interest associated with borrowings outstanding under our senior credit facilities, our subordinated notes and a non-cash expense for the amortization of deferred financing costs resulting from the origination of our senior credit facilities, offset partially by interest income on invested cash balances. Amounts for 1999 and 1998 are primarily related to debt obligations that existed prior to our recapitalization.

OTHER EXPENSE, NET. Other expense, net totaled $870,000 in 2000, $683,000 in 1999 and $1.0 million in 1998. For each of these periods, other expense, net consisted primarily of net losses resulting from foreign currency fluctuations.

PROVISION (BENEFIT) FOR INCOME TAXES. We recorded a tax benefit of $25,000 during the period from December 8 to December 31, 1999 and a tax provision of $1.5 million for the year ended December 31, 2000. The tax provision in 2000 primarily resulted from taxes incurred internationally, principally related to Cremascoli. The primary differences between our income tax provision (benefit) and that which would have resulted based upon the applicable statutory rates was the impact of the write-off of acquired in process research and development and nondeductible goodwill amortization in 1999 and the impact of changes in the valuation allowance in 2000.

Unaudited Pro Forma Financial Information

The following table sets forth our results for the years ended December 31, 1998 and 1999 on a pro forma basis as if both our December 1999 recapitalization and our acquisition of Cremascoli occurred on each of January 1, 1998 and January 1, 1999. We summarized this information from unaudited disclosures appearing in Note 3 of our audited consolidated financial statements that appear elsewhere in this prospectus. The pro forma financial information does not purport to be indicative of what would have occurred had the recapitalization and acquisition been made as of those dates or the results that may occur in the future. Pro forma adjustments included reducing the 1999 cost of sales by $2.0 million for inventory step-up charges and the elimination of the $11.7 million expense in 1999 related to the one-time write-off of acquired in-process research and development.

                                                              -------------------
                                                                1998       1999
IN THOUSANDS                                                  --------   --------
Net sales...................................................  $140,503   $141,523
Cost of sales...............................................   53,662      55,476
                                                              --------   --------
    Gross profit............................................   86,841      86,047
Operating expenses:
  Selling, general and administrative.......................   74,720      73,077
  Research and development..................................    8,574       7,539
  Amortization of intangible assets.........................    5,112       5,112
  Stock-based expense.......................................      176         523
  Transaction and reorganization............................       --       9,910
  Losses of equity method investment........................    1,979          --
                                                              --------   --------
    Total operating expenses................................   90,561      96,161
                                                              --------   --------
    Loss from operations....................................  $(3,720)   $(10,114)
                                                              ========   ========

Quarterly Results of Operations

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2000 and for the quarter ended
March 31, 2001. We derived this information from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                            -----------------------------------------   -----------
                                                                              2000                         2001
                                                                           (UNAUDITED)                  (UNAUDITED)
                                                            -----------------------------------------   -----------
                                                               FIRST     SECOND      THIRD     FOURTH         FIRST
                                                             QUARTER    QUARTER    QUARTER    QUARTER       QUARTER
IN THOUSANDS                                                --------   --------   --------   --------   -----------
Net sales.................................................  $41,899    $39,260    $ 36,555   $39,838       $45,333
Cost of sales.............................................   22,231     21,064      20,267    16,808        13,672
                                                            -------    -------    --------   -------     ---------
    Gross profit..........................................   19,668     18,196      16,288    23,030        31,661
                                                            -------    -------    --------   -------     ---------
Operating expenses:
  Selling, general and administrative.....................   21,150     20,469      19,444    21,750        23,305
  Research and development................................    1,789      2,258       2,027     2,316         2,114
  Amortization of intangible assets.......................    1,397      1,397       1,396     1,396         1,297
  Stock-based expense.....................................        2         19       2,893     2,115           658
                                                            -------    -------    --------   -------     ---------
Total operating expenses..................................   24,338     24,143      25,760    27,577        27,374
                                                            -------    -------    --------   -------     ---------
    Income (loss) from operations.........................  $(4,670)   $(5,947)   $ (9,472)  $(4,547)      $ 4,287
                                                            =======    =======    ========   =======     =========

Seasonality

Our net sales are subject to seasonality. Because the majority of implant surgery is elective, the warm weather months traditionally yield lower sales volumes than do the late fall and winter months.

Liquidity and Capital Resources

We have funded our cash needs since 1998 through various equity and debt issuances and through cash flow from operations.

In December 1999, an investment group led by Warburg Pincus acquired our predecessor company in a recapitalization that provided us with proceeds from new equity and subordinated debt issuances totaling $70.0 million and advances from a new senior credit facility totaling $60.0 million. Together, these funds were used to provide us with working capital for operations, to retire then-outstanding debt obligations and accrued interest totaling $110.0 million, as partial consideration for the acquisition of the former stockholders' equity interests for $9.2 million, to pay transaction and reorganization costs of $9.9 million and to pay acquisition costs of $2.9 million.

We financed our acquisition of Cremascoli by issuing equity and subordinated debt in exchange for cash proceeds totaling $32.0 million and by adding a second senior credit facility to provide additional advances totaling $17.7 million. Subsequently, we issued additional equity and subordinated debt in exchange for cash proceeds totaling $11.5 million during 2000 and $250,000 during the first three months of 2001.

At March 31, 2001 we had cash and equivalents totaling $12.2 million, working capital totaling $56.4 million and unused availability under committed credit facilities totaling $10.1 million. We used $2.1 million of cash in operating activities during the first three months of 2001 compared to $6.2 million of cash generated by operating activities during the same period in 2000. Operating cash flows for the first three months of 2001 were affected by $4.0 million of unrestricted cash used in an intellectual property license settlement as described further in Note 15 to our consolidated financial statements included elsewhere in this prospectus.

Cash generated by operating activities totaled $18.2 million in 2000 compared to cash used in operations of $13.8 million for 1999 and cash generated by operating activities of $4.4 million for 1998. Cash generated by operating activities was positively impacted in 2000 due to improvements in earnings before non-cash expenses and was negatively impacted in 1999 due to one-time transaction and reorganization costs totaling $9.9 million related to our recapitalization, our acquisition of Cremascoli and the termination or modification of certain international distribution arrangements.

Capital expenditures totaled $3.8 million for the three months ended March 31, 2001, $14.1 million in 2000, $2.2 million in 1999 and $3.1 million in 1998.
Historically, our capital expenditures have consisted primarily of purchased manufacturing equipment, research and testing equipment, computer systems and office furniture and equipment and, in 2000 and 2001, surgical instruments. We expect to incur capital expenditures of approximately $19.0 million in total for 2001, approximately $3.5 million of which we anticipate will be used for the implementation of a new enterprise computer system and $13.9 million of which we anticipate will be used for routine recurring capital expenditures, including instruments. Currently, we do not anticipate using any of the net offering proceeds for 2001 capital expenditures.

Our bank financing consists of two senior credit facilities held by the same lending syndicate. Our first credit facility consists of a $60.0 million term loan arrangement and allows us to borrow up to $5.0 million under a revolving line of credit. The term loan bears interest at the Eurodollar rate plus 3.25% and is due in semi-annual installments beginning June 30, 2000 through its maturity in December 2005. Our second credit facility consists of a E17.5 million term loan ($17.7 million) that bears interest at the Euribo rate plus .25% and requires that specified percentages of the loan principal be paid twice annually through its maturity in November 2005. The second facility also allows us to borrow up to E5 million ($5.1 million) under a revolving line of credit. Our senior credit facilities are collateralized by certain company assets and require us to comply with various quarterly financial covenants, including covenants for ratios of leverage, interest and fixed charges to EBITDA.

Our subordinated notes bear interest at 10% annually and are fully payable in December 2006. Interest is payable quarterly but may be added to the unpaid principal of the notes at our option. The notes are subordinate to amounts due under our senior credit facilities. We may prepay the notes at any time without premium or penalty provided that we have obtained the consent of our senior lenders.

During 2000 our borrowings under our senior credit facilities and our subordinated notes resulted in interest expense that was approximately
$2.4 million lower than the interest expense associated with the debt outstanding prior to our December 1999 recapitalization. Additionally, we retired outstanding debt obligations in connection with our recapitalization that would otherwise have come due during 2000.

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As of March 31, 2001 there was $57.0 million outstanding under our first senior credit facility, $14.8 million outstanding under our second senior credit facility and $51.2 million of principal and accrued interest outstanding under our subordinated notes. At that time no borrowings were outstanding under the credit facilities' revolving lines. As of March 31, 2001, the interest rate for the term loans under our dollar-denominated senior credit facility was 8.16% and for our euro-denominated senior credit facility was 5.091%. We repaid
$3.7 million of borrowings per the requirements of our two senior credit facilities during 2000 and are obligated to pay approximately $7.4 million in 2001.

We intend to use a portion of the proceeds of this offering to repay
$38.1 million of our subordinated notes and accrued interest, all of our euro-denominated senior credit facility, totaling approximately $14.8 million, and approximately $16.9 million of our dollar-denominated senior credit facility, leaving an outstanding balance of approximately $40.1 million. Upon the completion of this offering we anticipate entering into a new senior credit facility on more favorable terms and using the proceeds of the new facility to repay all amounts outstanding under our existing senior credit facilities. On June 25, 2001, J.P. Morgan Securities Inc. and The Chase Manhattan Bank entered into a commitment letter with us in connection with our proposed new senior credit facility. The commitment letter contemplates that the new senior credit facility will consist of up to $20 million in term loans and up to $40 million in revolving loans, which revolving loans may, under certain circumstances, be increased by up to $20 million. Borrowings under the proposed new senior credit facility would be guaranteed by all of our subsidiaries and secured by all of the assets of Wright Medical Technology, Inc. and our other domestic subsidiaries. The proposed new credit facility would contain customary covenants including, among other things, restrictions on our ability to pay dividends, prepay debt, incur additional debt and sell assets. The proposed new credit facility would also require us to meet certain financial tests, including a consolidated leverage (or debt-to-equity) ratio test and a consolidated fixed charge coverage ratio test. At our option, borrowings under the new credit facility would bear interest either at a fixed rate equal to a base rate plus a spread of .75% to 1.25% or at a floating rate equal to an adjusted LIBOR plus a spread of 1.75% to 2.25%, with the spread being based on our consolidated leverage ratio. In the event we are unable to enter into the proposed new senior credit facility prior to the closing of the offering, our existing senior lenders have informed us that they intend to consent to our use of the proceeds from the offering in the manner disclosed elsewhere in this prospectus, including for the repayment of our subordinated notes.

Although it is difficult for us to predict future liquidity requirements, we believe that our existing cash balances plus proceeds from this offering and cash from operations will be sufficient to finance our operations and service debt obligations and planned capital expenditures for the next two years. We believe that our current cash balances, together with our existing credit lines and other available sources of liquidity, the net proceeds to us from this offering and expected cash flows from our operating activities, will be sufficient for the foreseeable future to fund our working capital requirements and operations, permit anticipated capital expenditures and make required payments of principal and interest on our debt.

Quantitative and Qualitative Disclosures About Market Risk

INTEREST RATE RISK

Our exposure to interest rate risk arises principally from the variable rates associated with our credit facilities. On March 31, 2001, we had borrowings of $71.8 million under our credit facilities that were subject to variable rates, with a blended rate of 7.53%. An adverse change of 1.0% in the interest rate of all such borrowings outstanding would cause us to incur an increase in interest expense of approximately $718,000 on an annual basis. We currently do not hedge our exposure to interest rate fluctuations and do not anticipate doing so in the future.

FOREIGN CURRENCY RATE FLUCTUATIONS

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 28% and 27% of our total net sales were denominated in foreign currencies during 2000 and the three months ended March 31, 2001, respectively, and we expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Costs related to these sales are largely denominated in the same respective currencies, thereby limiting our transaction risk exposures. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices not being competitive in a market where business is transacted in the local currency.

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A substantial majority of our sales denominated in foreign currencies are derived from European Union countries and are denominated in local currencies indexed to the Euro. Our principal exchange rate risk therefore exists between the U.S. dollar and the Euro. Except for limited rate stabilization activities between the British pound, which is not yet indexed, and the Euro, we do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposures in the future.

INFLATION

We do not believe that inflation has had a material effect on our results of operations in recent years and periods. There can be no assurance, however, that our business will not be adversely affected by inflation in the future.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS No. 133 establishes accounting and reporting standards that require all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires companies to formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. This statement was amended by SFAS No. 137 in June 1999, to change the effective date of implementation to fiscal years beginning after June 15, 2000. It was amended again in June 2000, by SFAS No. 138, to address certain implementation issues. On January 1, 2001, we adopted the provisions of SFAS No. 133, as amended. Our principal derivative instruments are certain foreign currency futures contracts with a notional amount of $7.4 million at December 31, 2000. The fair market value of these foreign currency futures contracts approximated $267,000 at the adoption date.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "REVENUE RECOGNITION IN FINANCIAL STATEMENTS." SAB 101 addresses revenue recognition for transactions not addressed by existing rules and the basic criteria that must be met before registrants can record revenue under existing rules. We believe our accounting policies are in compliance with the provisions of SAB 101.

In March 2000, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION." The interpretation provides guidance for certain issues that arose in the application of Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." This interpretation clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of Interpretation No. 44 did not have a material effect on our financial position and results of operations.

In October 2000, the FASB issued SFAS No. 140, "ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES," a replacement of FASB Statement No. 125. SFAS No. 140 revises the standard for accounting for securitizations, other financial asset transfers and collateral, and introduces new disclosures. The new disclosure requirements must be implemented for fiscal years ending after December 15, 2000. The other provisions of SFAS No. 140 apply prospectively to the transfer of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 carries forward most of the provisions of SFAS No. 125 without amendment. We do not believe that this pronouncement will have a material impact on our results of operations, cash flows or financial position.

Factors Affecting Future Operating Results

In addition to the factors described above in this discussion and analysis, our future financial results could vary from period to period due to a variety of causes, including expenditures and timing relating to acquisition and integration of businesses or products, the introduction of new products by us or our competitors, changes in the treatment practices of our surgeon customers, changes in the costs of manufacturing our products, supply interruptions, the availability and cost of raw materials, our mix of products sold, changes in our marketing and sales expenditures, changes affecting our methods of distributing products, market acceptance of our products, competitive pricing pressures, changes in regulations affecting our business, general economic and industry conditions that affect customer demand, our level of research and development activities, changes in our administrative infrastructure, foreign currency fluctuations, changes in assets and liabilities subject to interest rate variability and changes in related interest rates, and the effect of domestic and international income taxes and the utilization of related net operating loss carryforwards.

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                                    Business

Overview

We are a global orthopaedic device company specializing in the design, manufacture and marketing of reconstructive joint devices and bio-orthopaedic materials. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated through disease or injury. Bio-orthopaedic materials are used to replace damaged or diseased bone and to stimulate natural bone growth. Within these markets, we focus on the higher-growth sectors of advanced knee implants, bone-conserving hip implants, revision replacement implants and extremity implants, as well as on the integration of our bio-orthopaedic products into reconstructive joint procedures and other orthopaedic applications. In 2000, we had net sales of $157.6 million.

History

We have been in business for over fifty years and have built a well-known, respected brand name and strong relationships with orthopaedic surgeons. In December 1999, Warburg, Pincus Equity Partners, L.P. and a group of investors acquired control of our company and led a recapitalization financing that both reduced our debt and provided us with investment capital. Shortly thereafter, a new management team was put in place and we acquired Cremascoli Ortho Group, based in Toulon, France. This acquisition extended our product offerings, enhanced our product development capabilities and expanded our European presence. We believe that by combining Cremascoli's strength in hip reconstruction with Wright's historical expertise in knee reconstruction and bio-orthopaedic materials, we now offer orthopaedic surgeons a broad range of reconstructive joint devices and bio-orthopaedic materials in over 40 countries.

In January 2000, our new management team implemented several initiatives, which:

- increased our focus and spending on research and development;

- significantly raised the efficiency of our manufacturing process; and

- improved sales force productivity, leading to an increase in average sales revenue per sales representative in the U.S. of over 20%.

Orthopaedic Industry

The worldwide orthopaedic industry was estimated to be approximately
$11.0 billion in 2000 and we believe it will grow at 6-8% annually over the next three to four years. Orthopaedic devices are commonly divided into several primary sectors corresponding to the major subspecialties within the orthopaedic field: reconstruction, trauma, arthroscopy, spine and bio-orthopaedic materials.

The orthopaedic industry is currently dominated by six multinational companies, each with approximately $1.0 billion or more in annual sales. The size of these companies leads them to concentrate their marketing and research and development efforts on products that they believe will have a relatively high minimum threshold level of sales. As a result, there is an opportunity for a mid-sized orthopaedic company, such as Wright, to focus on smaller higher-growth sectors of the orthopaedic market, while still offering a comprehensive product line to address the needs of its customers.

RECONSTRUCTIVE JOINT DEVICE MARKET

Most reconstructive devices are used to replace or repair joints that have deteriorated as a result of disease or injury. Despite the availability of non-surgical treatment alternatives such as oral medications, injections and joint fluid supplementation of the knee, severe cases of disease or injury often require reconstructive joint surgery. Reconstructive joint surgery involves the modification of the bone area surrounding the affected joint and the insertion of one or more manufactured components, and may also involve the use of bone cement. The reconstructive joint market is estimated at $4.8 billion worldwide, with hip reconstruction and knee reconstruction representing two of the largest sectors. Some of the key growth drivers of these markets include:

- AN ELDERLY POPULATION GROWING AT A HIGHER GROWTH RATE THAN THAT OF THE GENERAL POPULATION IN INDUSTRIALIZED COUNTRIES. In 2000, the 65 and over population in the United States numbered approximately 34 million or 12.4% of the total population, while growing at a higher growth rate than the overall U.S. population. In the United States, 70% of hip fractures occur in patients 65 and over.

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- AN AGING "BABY BOOMER" POPULATION WITH HIGH EXPECTATIONS OF MAINTAINING THEIR
  ACTIVE LIFESTYLES. Baby boomers, on average, exercise more frequently and live more active lifestyles than the average American. As baby boomers age, their more active lifestyle, combined with their strong desire to maintain the quality of life to which they are accustomed, make baby boomers increasingly likely to suffer injuries and undergo joint reconstruction procedures.

- IMPROVING TECHNOLOGIES IN ORTHOPAEDIC IMPLANTS AND SURGICAL TECHNIQUES, WHICH HAVE MADE RECONSTRUCTION PROCEDURES A VIABLE OPTION FOR YOUNGER PATIENTS. Historically, joint reconstruction was reserved for older patients who tend to be less active and who typically place less stress on their implants. However, with advancing technologies that prolong the life of the implant and conserve patients' existing bone, surgeons are able to accommodate younger and more active patients.

- INCREASING UTILIZATION OF PREMIUM-PRICED REVISION REPLACEMENT IMPLANTS. The lifespan of many reconstructive joint implants is typically 15 to 20 years, after which time revision replacement devices must be implanted. These revision replacement devices represent a growing proportion of reconstruction procedures, as the first large group of patients received reconstructive joint devices in the 1980's and these patients are outliving their initial implants. Replacing an implant is typically more difficult than performing an initial implant and as a result, revision replacement implants tend to be higher priced.

The reconstructive joint market is generally divided into the areas of knees, hips and extremities.

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KNEE RECONSTRUCTION.  The knee joint involves the surfaces of three distinct bones: the lower end of the femur, the upper end of the tibia or shin bone, and the patella or kneecap. Cartilage on any of these surfaces can be damaged due to disease or injury, leading to pain and inflammation requiring knee reconstruction. Knee reconstruction was the largest sector of the reconstructive joint market in 2000, accounting for sales of approximately $2.2 billion worldwide.

A typical knee replacement uses a metal femoral component, a polyethylene or polyethylene and metal tibial component, and a polyethylene patella component. The femoral component is attached to the femur and is typically constructed of cobalt chrome. The femoral components come in different types of stem textures and are commonly referred to as "cemented" or "cementless" implants. A cementless, or press fit, implant has a textured and/or porous surface and allows surrounding bone tissue to grow into the implant for fixation, whereas cemented implants use bone cement for fixation. Cementless implants have a potential for longer life and are generally used on younger, more active patients, but may take a longer time to fixate and tend to cost more than cemented implants. The attachment of the tibial component requires reshaping the top of the tibia to create a flat surface. A metal tray, with a "V" shaped peg on the bottom, is inserted into the tibia, and a polyethylene implant, with a contoured top, is locked onto the metal tray. The metal femoral component moves against the polyethylene surface. A patella component may be used to replace a knee cap.

Major trends in knee reconstruction include the use of alternative, better performing surface materials to extend the implant's life and increase conservation of the patient's bone to minimize surgical trauma and accelerate recovery. Another significant trend in

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the knee industry is the use of more technologically advanced knees, called advanced kinematic knees, which more closely resemble natural joint movement.

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HIP RECONSTRUCTION.  The hip joint is a ball-and-socket joint which enables the wide range of motion that the hip joint performs in daily life. The hip joint is most commonly replaced due to degeneration of the cartilage between the head of the femur (the ball) and the acetabulum or hollow portion of the pelvis (the socket), which causes pain, stiffness and a reduction in hip mobility. Hip reconstruction was an approximately $2.1 billion market worldwide in 2000.

Traditional total hip replacement, or dual surface replacement, surgery involves a metal ball replacement for the head of the femur and a metal socket with a polyethylene (high-grade plastic) insert. The metal socket is secured into the acetabulum and the metal ball portion is affixed to the end of the femur using a metal stem that is inserted into the femoral canal. These metal stems come in different textures, and similar to our knee products, may be cemented or cementless and have similar advantages and disadvantages as the femoral components used in knee procedures. Some patients only require the replacement of the head of the femur, a procedure known as a single surface replacement.

Similar to the knee market, major trends in hip replacement procedures and implants are to extend implant life and to minimize surgical trauma and recovery time for patients. New products have been developed that incorporate bearing surfaces other than the traditional polyethylene surface, which may create debris due to wear that can lead to potential loosening of the implant. These alternative bearing surfaces include metal-on-metal and ceramic-on-ceramic combinations, which may exhibit better wear characteristics and lead to longer implant life. In addition, in order to minimize surgical trauma and recovery time for patients, implants that preserve more natural bone have been developed. These implants, known as bone-conserving implants, leave more of the hip bone intact which is beneficial given the likelihood of future revision replacement procedures as the average patient's lifetime increases. In addition, bone-conserving procedures often allow patients to delay their first total hip procedure and may significantly increase the time from the first procedure to the time when a revision replacement implant is required.

Patients with a severely diseased or injured joint may need a reconstructive joint device that restores much more function and stability than an implant used in initial or even revision replacement procedures. This type of procedure is known as limb preservation.

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EXTREMITY RECONSTRUCTION.  Extremity reconstruction involves the implant of a device to replace or reconstruct injured or diseased joints. Reconstruction of the extremities consists of implants for joints such as the finger, toe, wrist, foot, ankle and shoulder. The extremity reconstruction market was approximately $250 million worldwide in 2000.

Major trends in extremity reconstruction include separately designed implant stems for press-fit and cemented applications and a variety of geometries to more closely accommodate each patient's unique anatomy. Materials that have historically had little use in both upper and lower extremities are being utilized to improve joint surfaces and increase implant longevity. In addition, patients and physicians are increasingly recognizing extremity reconstruction as a viable treatment alternative to traditional treatment options.

BIO-ORTHOPAEDIC MARKET

The bio-orthopaedic materials market is one of the fastest growing sectors of the orthopaedic market. These materials use biological and synthetic materials to replace damaged or diseased bone or to stimulate natural bone growth. The bio-orthopaedic materials sector includes products such as bone grafts and bone graft substitutes. These products stimulate the body's natural regenerative capabilities to minimize or delay the need for invasive implant surgery. These materials are used in spinal fusions, joint replacements, cranio-maxillofacial applications, non-union fractures and other surgical procedures. Currently, there are three main types of bio-orthopaedic products: osteoconductive, osteoinductive and both osteoconductive and osteoinductive. These types refer to the way in which the materials affect bone growth. Osteoconductive materials serve as a scaffold that supports the formation of bone but do not trigger new bone growth, whereas osteoinductive materials induce natural bone growth.

Current bone graft options available to surgeons and patients are autografts, allografts and synthetic graft substitutes.

- AUTOGRAFT. Autograft is bone tissue harvested from the patient's own body. Autograft was used in approximately one-half of bone replacement procedures performed in the United States in 2000. The advantages of autograft use include the elimination of the risk of infection and the acceptance of the graft by the patient's body because it is the patient's own tissue. In addition, autograft bone can have both osteoconductive and osteoinductive properties. The disadvantages to autograft use include the pain associated with extracting the tissue, the time-consuming nature of the harvesting procedure, the additional recovery time required, the limited amount of autograft available and the cost associated with the additional procedure and recovery time. In addition, some portion of patients experience complications with the harvesting procedure.

- ALLOGRAFT. Allograft is donated bone tissue derived principally from cadaveric tissue, and was used in approximately 40% of bone replacement procedures performed in the United States in 2000. The advantages of allograft use include the elimination of an additional invasive procedure required to harvest autograft bone and avoidance of any associated complications. Allograft can also have osteoconductive and osteoinductive properties. The disadvantages of allograft use include the risk of disease transmission and potential regulatory and ethical concerns about the commercial aspects of harvesting cadaveric tissue. In addition, allograft supply is currently limited.

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- SYNTHETIC BONE GRAFT SUBSTITUTES. Synthetic bone graft substitutes have been developed to replace or supplement autograft and allograft, and are currently used in a small percentage of bone replacement procedures. The advantages of synthetics include that they cause no secondary pain, they do not give rise to the issues surrounding allograft tissue, and their supply is not limited. While synthetic materials have osteoconductive properties, the primary limitations of most synthetic grafts are the material's lack of osteoinductive properties and their limitations for use in weight-bearing applications unless combined with other weight-bearing implants.

We believe there is an increasing acceptance of bio-orthopaedic materials for use in reconstructive joint procedure and other orthopaedic applications.

Our Business Strategy

Our goal is to enhance our market position and to grow our business by pursuing a strategy with the following key elements:

- TARGETING HIGHER-GROWTH, HIGHER-MARGIN MARKET SECTORS THAT MAY BE UNDERSERVED BY LARGER ORTHOPAEDIC DEVICE COMPANIES. An important part of our strategy is to concentrate our sales and marketing efforts on serving higher-growth, higher-margin market sectors, such as bone-conserving and revision replacement hip implants, advanced kinematic knees, extremities and bio-orthopaedic materials. We believe that the larger orthopaedic companies may not effectively service the sectors that we target, which provides us with a significant market opportunity.

- OFFERING A COMPREHENSIVE SET OF IMPLANTS AND RELATED PRODUCTS IN THE MARKETS WE SERVE TO SPAN THE LIVES OF PATIENTS. We believe that our broad range of product offerings is an important competitive advantage because it allows us to offer surgeons a comprehensive set of surgical solutions with which they can provide a continuum of patient care. We believe there is an increasing number of patients who receive orthopaedic implants and expect to continue to live the active lifestyle they had prior to their procedures. We offer implant products for conservative restoration procedures for first-time implant patients. These early intervention procedures are designed to preserve as much of the patient's existing bone as possible to enhance the feasibility of future implant procedures. Additionally, we are a leading provider of revision replacement implants that are used to replace failed or worn out implants, and are designed to be complementary with our bone-conserving and initial implants.

- LEVERAGING OUR GLOBAL INFRASTRUCTURE FOR INCREASED GROWTH AND PROFITABILITY. We are organizing our worldwide operations to respond to the needs of local markets, improve efficiencies, sell our full line of products and develop marketing and reimbursement strategies on a country-by-country basis. We believe our existing global sales and manufacturing infrastructure can support increased product offerings and sales. To that end, we may pursue acquisitions that further enhance our product portfolio and leverage our global distribution infrastructure.

- FOCUSING OUR RESEARCH AND DEVELOPMENT EFFORTS TO ACCELERATE DELIVERY OF NEW PRODUCTS AND TECHNOLOGIES. We plan to continue our commitment to product development with an emphasis on product innovations within the markets in which we compete by integrating novel technologies with traditional orthopaedic products in a variety of clinical settings. For example, we believe the bio-orthopaedic materials market represents not only an attractive growth opportunity for our company, but also a technology platform with which we can enhance our position in the reconstructive joint device market.

Our Products

We offer products in four primary market sectors: reconstructive knees, hips and extremities, and bio-orthopaedic materials.

KNEE RECONSTRUCTION

Our knee reconstruction product portfolio strategically positions us in the areas of total knee reconstruction, revision replacement implants and limb preservation procedures. These products provide the surgeon with a continuum of treatment options for improving patient care. Our products are differentiated by innovative design features that reproduce movement and stability more closely resembling a healthy knee, and by a broad array of surgical instrumentation to accommodate surgeon preference. Knee products generated $62.9 million of net sales in 2000, representing 40% of our total net sales.

The ADVANCE-Registered Trademark- Knee System is our most recent knee product line offering. The most innovative product in the ADVANCE-Registered Trademark-Knee System product line is the ADVANCE-Registered Trademark- Medial Pivot Knee. The understanding of knee motions and functions has advanced significantly over the past several years, and we believe the ADVANCE-Registered Trademark- Medial Pivot Knee is the first knee to be mass marketed that takes full advantage of the strides made in understanding the knee joint. The
ADVANCE-Registered Trademark- Medial Pivot Knee is designed to

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
approximate the motion of a healthy knee by using an unique spherical medial feature. Overall, we believe the ADVANCE-Registered Trademark- Medial Pivot Knee more closely approximates natural knee motion, improves clinical wear and provides a better range of motion. Our ADVANCE-Registered Trademark- Knee System is CE marked for sale in Europe. We recently introduced the ADVANCE-Registered Trademark- product line into some of our international markets and it has received some initial success. We believe that international markets present a significant opportunity for our ADVANCE-Registered Trademark-Knee System.

The ADVANTIM-Registered Trademark- Knee System, one of our early flagship products, was developed to meet the needs of patients with special stability requirements and has over 19 years of successful clinical history. The ADVANTIM-Registered Trademark- Knee System continues to be popular with surgeons because of its specialized instrumentation and successful clinical history.

HIP RECONSTRUCTION

Similar to our knee product offerings, we offer a comprehensive line of products for hip joint reconstruction. Our product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation, and provides us with the ability to supply a continuum of treatment options for surgeons and their patients. We offer a combination of innovative modular designs, a complete portfolio of surface bearing materials, including polyethylene, ceramic and metal components, and innovative technology in single surface replacement implants.

Hip products generated approximately $47.7 million of net sales in 2000, representing approximately 30% of our total net sales. As a result of the Cremascoli acquisition, we strengthened the breadth and depth of our portfolio of hip product offerings.

The CONSERVE-Registered Trademark- Hip System provides a conservative restoration, or bone conserving, alternative to conventional total hip reconstruction, and we believe it is becoming the treatment of choice for osteonecrosis, or ON, of the femoral head. ON is a disease which causes bone to die and deteriorate. It is estimated that approximately 7% of total hip replacement procedures performed annually are initially diagnosed as related to ON. People who suffer from ON are usually younger than the typical hip replacement patient and need a solution that is less invasive than conventional total hip replacement. With the CONSERVE-Registered Trademark-( ) resurfacing system, only the surface of the femoral head is replaced and the rest of the hip remains untouched. This early intervention alternative allows the patient to live with less pain and avoid extensive bone loss at a young age. The CONSERVE-Registered Trademark- Hip System's conservative restoration provides a better solution for the patient by leaving maximum bone for future surgical procedures, if needed.

The PERFECTA-Registered Trademark- Hip System is the basic platform for our more traditional hip stem product line. This system provides a full range of fixation options including press fit and cemented versions, and offers a wide selection of geometries in order to meet the needs of the patient's anatomical requirements as well as the surgeon's preferences. This product allows surgeons the flexibility to match the implant to each patient's unique requirements. The PERFECTA-Registered Trademark- Hip System has over ten years of proven clinical success worldwide, and we continue to build upon the existing platform.

Through our acquisition of Cremascoli, we acquired several hip implant products designed for the European market, including the ANCA FIT-TM- Hip System and PROFEMUR-TM- R Hip System. The ANCA FIT-TM- Hip System, a traditional hip replacement system, has received clinical acceptance in Europe for seven years. The PROFEMUR-TM- R hip stem is a revision replacement implant with a patented modular femoral neck component, which allows the surgeon to make final adjustments to the implant as the last step in the procedure in order to accommodate each patient's unique anatomy.

EXTREMITY RECONSTRUCTION

We offer extremity products for the hand, wrist, elbow, shoulder, foot and ankle in a number of markets worldwide. Our small joint orthopaedic implants have many years of successful clinical history. We believe we are one of the recognized leaders in finger and toe implants. Our Swanson Hinge Finger has been used by surgeons for over 30 years. Extremity products generated $17.3 million in net sales in 2000, representing approximately 11% of our total net sales.

We believe our ORTHOSPHERE-Registered Trademark- implant for the repair of the basal thumb joint represents a significant improvement over conventional techniques. The ORTHOSPHERE-Registered Trademark- implant provides an alternative to harvesting of the patient's own soft tissues as a spacer for the repaired joint and thereby reduces morbidity and operating time. The ORTHOSPHERE-Registered Trademark- implant is constructed from ceramic biomaterials, which reduce wear and increase biocompatibility compared to polyethylene implants.

In May 2000, we introduced the EVOLVE-TM- Modular Radial Head elbow device. The EVOLVE-TM- Modular Radial Head offers two primary benefits over its predecessors: the surgeon may choose implant heads and stems that accommodate the patient's anatomy, and it is easier to insert compared to the single piece implants, when assembled in the patient.

BIO-ORTHOPAEDIC MATERIALS

We offer an expanding number of bio-orthopaedic products that stimulate the natural regenerative capabilities of the human body. These products focus on biological musculoskeletal repair, including synthetic and human tissue-based bone grafting materials. We were one of the first companies to receive FDA market clearance for the use of resorbable synthetic bone graft substitutes in the spine, currently the largest application for this product. Sales of our bio-orthopaedic products totaled approximately $21 million, representing about 13% of net sales in 2000.

In 1996, we introduced OSTEOSET-Registered Trademark- bone graft substitute, a synthetic bone graft substitute that uses surgical grade calcium sulfate. OSTEOSET-Registered Trademark- bone graft substitute provides an attractive alternative to autograft and allograft because it is a synthetic material that enables bone cells to regenerate new bone tissue and does not require a separate harvesting procedure. The human body resorbs the OSTEOSET-Registered Trademark-material at a rate close to the rate that new bone grows.
OSTEOSET-Registered Trademark- bone graft substitute is offered primarily in pellet form. We also offer surgeons the option of making various shapes and sizes in the operating room using our OSTEOSET-Registered Trademark- BVF Kit. Our surgical grade calcium sulfate is manufactured internally using a patented and proprietary process that consistently produces a high quality product.

In late 1999, we introduced ALLOMATRIX-TM- Injectable Putty. This product combines a high content of demineralized bone matrix, or DBM, a type of allograft, with our proprietary surgical grade calcium sulfate carrier. The combination provides an injectable putty with the bone growth inducing properties of DBM and exceptional handling qualities. This product has been well received by surgeons. Another combination we offer is ALLOMATRIX-TM- C bone graft putty, which includes the addition of bone chips. The addition of the bone chips increases the stiffness of the material, improves handling characteristics and provides more structural support.

Our bio-orthopaedic offerings in international markets include
OSTEOSET-Registered Trademark- T medicated pellets and OSTEOSET-Registered Trademark- pellets containing DBM.
OSTEOSET-Registered Trademark- T medicated pellets are currently the only synthetic resorbable bone void filler available on the international market for the treatment of osteomyelitis, an acute or chronic inflammation of bone.

Product Development

Our research and development staff focuses on developing new products in the knee, hip, extremity reconstruction and bio-orthopaedic material markets and expanding our current product offerings and the markets in which they are offered. We believe a commitment to a strong research and development program is one of the keys to our future success. Research and development expenses were $8.4 million in 2000 and we plan to increase research and development expenses by more than 20% in 2001 to approximately $10 million. We believe this level of spending will produce a steady stream of innovative, new product introductions in coming years.

We have established several surgeon advisory panels that advise us on market trends and assist us with the development and clinical testing of our products. We believe these surgeon advisors are prominent in the field of orthopaedics. We also partner periodically with other industry participants, particularly in the bio-orthopaedic materials area, to develop new products.

In the knee, hip and extremity reconstruction areas, our research and development focus is on expanding our continuum of products that span the life of implant patients, from early intervention, such as bone-conserving implants, to primary implants to revision replacement implants to limb preservation implant. In the bio-orthopaedic materials area, we have a variety of research and development projects that are designed to further expand our entry into this rapidly growing market. We are developing materials for new bio-orthopaedic applications as well as leveraging the use of biologic coatings to enhance fixation and performance in traditional orthopaedic implants.

We continue to explore and develop alternative bearing surfaces that improve the clinical performance of our reconstructive joint devices. Active programs in cross-linked polyethylene, alternative bearing materials and other proprietary substitutes are currently expected to be incorporated into some of our product designs during the course of 2001 and early 2002.

Following is a brief description of products under development in each of our principal market sectors:

KNEES

-------------------------------------------------------------------------------------------------------------------
Products Under Development             Description of Product                 Regulatory Clearance Status
--------------------------             ----------------------                 ---------------------------
ADVANCE(-Registered Trademark-)        A femoral implant that accepts         510(k) to be submitted in 2001
Stemmed                                modular stems and augmentation wedges
Condylar Femoral Implant               for more complex knee replacement
                                       situations.

ADVANCE(-Registered Trademark-)        A minimally invasive replacement for   510(k) to be submitted in 2001
Unicompartmental Knee System           the medial compartment of a knee.

Universal Knee Instruments             All-in-one cutting guide for           None required
                                       preparing a femur to receive a knee
                                       replacement implant.

Our ADVANCE-Registered Trademark- Stemmed Condylar Femoral Implant is a new extension of our successful ADVANCE-Registered Trademark- Total Knee System. Surgeons are often confronted with significant challenges when replacing a knee joint, such as bone loss that compromises implant fixation. Our ADVANCE-Registered Trademark- Stemmed Condylar Femoral Implant offers the surgeon the ability to implant a stemmed version in cases requiring additional implant fixation and stability in a primary surgery. This system also accepts augmentation wedges to replace areas of deficient bone. With this system, the surgeon will have more options for treating patients requiring additional stability without resorting to total knee replacement products, which remove more bone. This design conserves bone as compared to other posterior stabilized products while providing a higher degree of fixation and implant stability.

There is growing interest in the market for a unicompartmental knee that addresses injury or disease in the medial head in the base of the femur. Our ADVANCE-Registered Trademark- Unicompartmental Knee System is a unique system of implants and instruments that allows for medial compartment replacement with a minimally invasive surgical approach. We believe unicompartmental knee systems on the market today offer cumbersome or poorly designed instrumentation. Our ADVANCE-Registered Trademark- Unicompartmental Knee System will utilize simplified instrumentation that produces accurate and reproducible clinical results.

For many surgeons, the selection of a total knee design is based more on instrumentation than on the actual implant design. In collaboration with the Hospital for Special Surgery in New York, we are developing the Universal Knee Instruments. These instruments simplify the process of preparing the femur to receive the implant by using one cutting guide for all bone cuts that are required. Other systems on the market today require multiple steps which make the procedure more complicated.

HIPS

-------------------------------------------------------------------------------------------------------------------
Products Under Development             Description of Product                 Regulatory Clearance Status
--------------------------             ----------------------                 ---------------------------
LINEAGE-TM-                            Modular acetabular cup replacement     Polyethylene--510(k) cleared
Acetabular System                      system with three bearing options:     Ceramic--PMA pending
                                       polyethylene, ceramic and metal.       Metal--510(k) pending

PROFEMUR-TM- R                         Modular hip replacement system that    510(k) to be submitted if necessary
Total Hip System                       allows multiple size combinations.
(U.S. Version)

CONSERVE(-Registered Trademark-) Plus  Hip replacement that resurfaces both   IDE clinical investigation in
Resurfacing Hip System                 the femoral and acetabular articular   progress CE marked
                                       surfaces of the hip.

The current standard for replacement of the acetabulum (the socket) in the hip joint is a two-piece system consisting of a metal shell with a polyethylene liner. The polyethylene component serves as a bearing surface for the head of the femoral component (the ball). Alternative bearing materials, such as metal and ceramic, have recently entered the market. Our LINEAGE-TM- Acetabular System is a unique system of components that allows the surgeon to select either polyethylene, ceramic or metal acetabular bearing surfaces for use with a common metal acetabular shell. While only the polyethylene liner has received 510(k) clearance from the FDA at this time, we believe the LINEAGE-TM- Acetabular System may be the first system that reaches the market that provides the surgeon with the option to interchangeably use all three bearing materials. We believe the LINEAGE-TM- Acetabular System offers maximum flexibility to the surgeon while minimizing inventory levels.

Modular hip systems are growing in popularity, especially in revision replacement hip implant procedures. The PROFEMUR-TM- R was designed by Cremascoli for the European market. Although we are currently selling this product in the U.S., we are developing a modified version and instrumentation to address the needs of U.S. surgeons. The new system will capitalize on the successful clinical history of our current PROFEMUR-TM- R product while incorporating new technology into the design.

Our CONSERVE-Registered Trademark- Plus Resurfacing Hip Systems offer a unique hip replacement system that requires minimal bone removal. With this system, only the surfaces of the hip are replaced, as opposed to the significant bone removal that is typical in most conventional total hip systems on the market today. Our CONSERVE-Registered Trademark- Plus Resurfacing Hip System allows for the replacement of both the femoral and acetabular articular surfaces, while our CONSERVE-Registered Trademark- System allows for the replacement of the femoral head which moves directly against the natural acetabular cartilage.

EXTREMITIES

-------------------------------------------------------------------------------------------------------------------
Products Under Development             Description of Product                 Regulatory Clearance Status
--------------------------             ----------------------                 ---------------------------
OLYMPIA-TM- Total Shoulder System      A modular shoulder system that offers  510(k) cleared
                                       surgeons flexibility to meet their     CE marked
                                       patient's needs.

NEWDEAL-TM- Foot and Ankle Implants    A system of components for performing  510(k) cleared
                                       various repair procedures in the foot  CE marked
                                       and ankle.

EVOLVE-TM- Modular Ulnar Head          Modular replacement for the distal     510(k) to be submitted in 2001
                                       ulnar head.

Our OLYMPIA-TM- Total Shoulder System is a comprehensive system that offers the surgeon many choices in terms of fixation and implant stability. Our system will offer two fixation options, including press-fit stems for cementless applications and stems that are optimized for cemented applications. Most systems now available do not offer this level of versatility and surgeons must adjust their surgical technique to fit the available products. An additional advantage of the system is that the humeral head is modular and asymmetric, allowing the surgeon to adjust joint tension as the final step of the surgical process. We expect to launch the OLYMPIA-TM- System in the second half of 2001.

We have entered into an exclusive U.S. distribution agreement with Newdeal, S.A., a French company, that has developed an extensive line of products for foot and ankle procedures. These products include various screws and staples that meet a wide array of surgical challenges in the foot. We believe these new instruments and implants will allow us to continue expanding our dominant position in the extremity market.

Following the success of our EVOLVE-TM- Modular Radial Head, we are developing a modular replacement for the distal ulna, the small forearm bone. This new system will continue our expansion into new markets in the extremity area.

BIO-ORTHOPAEDIC MATERIALS

-------------------------------------------------------------------------------------------------------------------
Products Under Development             Description of Product                 Regulatory Clearance Status
--------------------------             ----------------------                 ---------------------------
ALLOMATRIX-TM- C Putty                 A new form of ALLOMATRIX-TM- Putty     Seeking regulatory clearance in
                                       that incorporates cancellous bone      several European countries (See "Risk
                                       chips for enhanced structural and      Factors-- Risks Related to our
                                       handling properties.                   Business")

OSTEOSET(-Registered Trademark-)       A putty form of calcium sulfate        Seeking regulatory clearance in
  Putty                                material that may be injected into a   several European countries
                                       bone defect.

The latest offering in our ALLOMATRIX-TM- family of products is ALLOMATRIX-TM- C Putty. We recently launched ALLOMATRIX-TM- C Putty in the U.S. and hope to soon offer the product internationally, pending receipt of necessary regulatory clearance. For additional information, see also "Risk Factors--Our bio-orthopaedics business is subject to emerging governmental regulations that can significantly impact our business, and the regulatory status of our ALLOMATRIX-TM- products is uncertain."

Some international markets have regulatory, societal or ethical restrictions on the use of demineralized bone. For these markets we have developed OSTEOSET-Registered Trademark- Putty. This product combines the clinically proven effectiveness of our existing OSTEOSET-Registered Trademark- material with the desirable handling properties of a putty. It will appeal particularly to markets that desire a putty consistency but do not desire demineralized bone, bone chips or other allograft tissue.

Sales and Marketing

Our sales and marketing staff targets orthopaedic surgeons, who typically are the decision-makers in orthopaedic device purchases. We have established several surgeon advisory panels comprised of surgeons who we believe are leaders in their chosen orthopaedic specialties and involve both these surgeons and our marketing personnel in all stages of bringing a product to market, from initial product development to product launch. As a result, we believe we benefit from having a well-educated, highly involved marketing staff and an installed base of well-respected surgeons who serve as advocates to promote our products in the orthopaedic community.

We offer clinical symposia and seminars, publish advertisements and the results of clinical studies in industry publications, and offer surgeon-to-surgeon education on our new products using our surgeon advisors in an instructional capacity. Additionally, we inform the approximately 16,000 practicing orthopaedic surgeons in the U.S. of our latest products through frequent catalogue and brochure mailings.

Our acquisition of Cremascoli has given us an opportunity to cross-sell legacy Wright products and legacy Cremascoli products in Europe and North America, respectively. Because North American and European orthopaedic surgeons have different product preferences, we believe that by utilizing our European and North American sales and marketing teams' understanding of surgeon preferences in their local markets we can effectively modify and cross-sell existing products throughout the worldwide markets in which we compete.

We sell our products in the United States through a sales force of approximately 200 people, consisting of 36 independent commission-based sales representatives or distributors and approximately 164 independent sales associates engaged principally in the business of supplying orthopaedic products to hospitals in their geographic areas. These independent distributors have formal contracts with us, which allow us to manage the distributor based on performance criteria. The U.S. field sales organization is supported by our Tennessee-based sales and marketing organization, which includes eight clinical specialists, 11 marketing personnel, 20 customer service representatives and 20 other sales and marketing personnel. A Vice President of U.S. Sales and four regional directors manage our domestic sales organization.

We market our products internationally through a combination of direct sales offices in certain key international markets and exclusive distributors in other markets. We have sales offices in France, Italy, the United Kingdom, Belgium and Canada that employ direct sales employees and use independent sales representatives to sell our products into their respective markets. We sell our products into other countries in Europe and in Asia, Africa, South America and Australia using stocking distribution partners. Stocking distributors purchase products directly from us for resale directly to their local customers, with product ownership generally passing from us upon shipment to the distributor. In total, our international distribution system consists of 69 direct sales employees, 69 independent sales representatives and 45 stocking distributors who sell in over 40 countries.

Our new sales representatives receive formal product training and are then typically given one product to sell for a period of time, which allows our representatives to establish relationships within the orthopaedic community. The sales representatives gradually add additional products until they carry all of our product lines. This process typically takes three years. In addition, we require each sales representative to attend periodic sales and product training.

Manufacturing and Supply

At both our Arlington, Tennessee and Toulon, France facilities, we primarily produce orthopaedic implants for use by our customers and some of the related surgical instrumentation used to prepare the bone surfaces and cavities during the surgical procedure. The majority of our surgical instrumentation is produced to our specifications and designs by qualified subcontractors who serve medical device companies.

During the past year, we have modernized both of our production facilities through changes to the physical appearance and layout and have added new production and quality control equipment to meet the evolving needs of our product specifications and designs. In seeking to optimize our manufacturing operations, we have adopted many sophisticated manufacturing practices, such as lean manufacturing, which are designed to lower lead times, minimize waste and reduce inventory. We have a wide breadth of manufacturing capabilities at both facilities, including skilled and semi-skilled manufacturing personnel.

Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome and stainless steel, various surgical grades of high-density polyethylenes, silicone elastomer and ceramics. We are aware of only two suppliers of medical grade silicone elastomer and we primarily use only one of these vendors. We currently rely on two suppliers of DBM for use in our bio-orthopaedic products. Our other raw material supplies come from multiple suppliers that supply products to our specifications and purchase order requirements.

We maintain a comprehensive quality assurance and quality control program, which includes documentation of all material specifications, operating procedures, equipment maintenance and quality control methods. Our U.S. and European based quality systems are based on and in compliance with the requirements of ISO 9001/EN 46001 and the applicable regulations imposed by the FDA on medical device manufacturers.

We believe that our two production facilities can continue to meet our anticipated business needs for the foreseeable future.

Competition

Competition in the orthopaedic device industry is intense and is characterized by extensive research efforts and rapid technological progress. Major companies in this industry include DePuy, Inc., a subsidiary of Johnson & Johnson; Stryker Corporation; Zimmer, Inc., a subsidiary of Bristol-Myers Squibb Company; Sulzer Orthopedics, Inc., a division of Sulzer Medica; Smith & Nephew, Inc.; and Biomet, Inc. Our competitors also include academic institutions and other public and private research organizations that continue to conduct research, seek patent protection and establish arrangements for commercializing products in this market that will compete with our products.

We believe that the primary competitive factors we face include: price, quality, technical capability, breadth of product line and distribution capabilities. Our current and future competitors in this market may have greater resources, more widely accepted products, less-invasive therapies, greater technical capabilities and stronger name recognition than we do. Our ability to compete is affected by our ability to:

- develop new products and innovative technologies;

- obtain regulatory clearance and compliance for our products;

- protect the proprietary technology of our products and manufacturing process;

- market our products;

- attract and retain skilled employees and sales representatives; and

- maintain and establish distribution relationships.

Intellectual Property

We currently own or have exclusive licenses to more than 117 patents and pending patent applications throughout the world. We seek to aggressively protect technology, inventions and improvements that we consider important through the use of patents and trade secrets in the United States and significant foreign markets. We manufacture and market our products both under our own patents and under our license agreements with other parties.

Although we believe our patents are valuable, our knowledge and experience, our creative product development and marketing staff and our trade secret information with respect to manufacturing processes, materials and product design, have been equally important in maintaining our proprietary product lines. As a condition of employment, we require all employees to execute a confidentiality agreement relating to proprietary information and assigning patent rights to us.

We cannot assure you that our patents will provide competitive advantages for our products, or that our competitors will not challenge or circumvent these rights. In addition, we cannot assure you that the United States Patent and Trademark Office, or PTO, will issue any of our pending patent applications. The PTO may also deny or require significant narrowing of claims in our pending patent applications, and patents issuing from the pending patent applications. Any patents issuing from our pending patent applications may not provide us with significant commercial protection. We could incur substantial costs in proceedings before the PTO, including interference proceedings. These proceedings could result in adverse decisions as to the priority of our inventions. Additionally, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as the laws in the United States, or at all.

While we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by third parties, we cannot assure you that we do not infringe any patents or other proprietary rights held by third parties. If our products were found to infringe any proprietary right of a third party, we could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products. Litigation may also be necessary to enforce patent rights we hold or to protect trade secrets or techniques we own. We are currently involved in an intellectual property lawsuit with Howmedica Osteonics Corp., a subsidiary of Stryker Corporation. See "Business--Legal Proceedings" for more specific information regarding the Howmedica Osteonics lawsuit. We were contacted in August 1996 by Tranquil Prospects, Ltd. claiming that our EVOLUTION-Registered Trademark- Hip infringed its patents. We have had occasional contact with Tranquil since that time. We believe that neither this former product of ours nor any of our existing products infringes Tranquil's patents. Additionally, we were contacted in August and October 1999 by Orthomatrix, Inc. claiming that our ALLOMATRIX-TM-trademark infringes its ORTHOMATRIX-Registered Trademark- registered trademark. We responded in both August and October, 1999 indicating that we believed there to be no infringement. An Opposition proceeding is ongoing in the U.S. Patent and Trademark Office. See "Business--Legal Proceedings" for more specific information regarding the Opposition.

We also rely on trade secrets and other unpatented proprietary technology. We cannot assure you that we can meaningfully protect our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants. We cannot assure you, however, that the agreements will not be breached, that we will have adequate remedies for any breach or that our competitors will not discover or independently develop our trade secrets.

Government Regulation

UNITED STATES

Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, strictly regulate our products and research and development activities. The Federal Food, Drug, and Cosmetic Act, or FDC Act, the regulations promulgated under this act, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, advertising and promotion of medical devices.

Generally, before we can market a new medical device, we must obtain marketing clearance through a 510(k) premarket notification or approval of a premarket approval application, or PMA. The FDA will typically grant a 510(k) clearance if the applicant can establish that the device is substantially equivalent to a predicate device. It generally takes a number of months from the date of a 510(k) submission to obtain clearance, but it may take longer, particularly if a clinical trial is required. The FDA may find that a 510(k) is not appropriate or that substantial equivalence has not been shown and as a result will require a PMA.

A PMA application must be submitted if a proposed device does not qualify for a 510(k) premarket clearance procedure. PMA applications must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests and laboratory and animal studies. The PMA must also contain a complete description of the device and its components, and a detailed description of the methods, facilities and controls used to manufacture the device. In addition, the submission must include the proposed labeling and any training materials. The PMA process can be expensive, uncertain and lengthy, requires detailed and comprehensive data and generally takes significantly longer than the 510(k) process. Additionally, the FDA may never approve the PMA. Toward the end of the PMA review process, the FDA generally will conduct an inspection of the manufacturer's facilities to ensure compliance with applicable quality system regulation requirements which include quality control testing, control documentation and other quality assurance procedures.

If human clinical trials of a device are required, either for a 510(k) submission or a PMA application, and the device presents a significant risk, the sponsor of the trial, usually the manufacturer or the distributor of the device, must file an investigational device exemption, or an IDE, application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and/or laboratory testing. If the IDE application is approved by the FDA and one or more institutional review boards, or IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a nonsignificant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more IRBs without separate approval from the FDA. Submission of an IDE does not give assurance that the FDA will approve the IDE and, if it is approved, there can be no assurance the FDA will determine that the data derived from the studies support the safety and efficacy of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study indication or the rights, safety or welfare of human subjects. The study must also comply with the FDA's IDE regulations and informed consent must be obtained from each subject.


Most of our products are approved through the 510(k) premarket notification process. We have conducted clinical trials to support many of our regulatory approvals.


If the FDA believes we are not in compliance with law, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and seek civil and criminal penalties against us and our officers and employees. If we fail to comply with these regulatory requirements, our business, financial condition and results of operations could be harmed. In addition, regulations regarding the manufacture and sale of our products are subject to change. We cannot predict the effect, if any, that these changes might have on our business, financial condition and results of operations.


In particular, the FDA has statutory authority to regulate allograft-based products, processing and materials. Since 1997, the FDA has been working to establish a more comprehensive regulatory framework for allograft-based products, which are principally derived from cadaveric tissue. The framework under FDA consideration would establish criteria for determining whether a particular human tissue-based product will be classified as human tissue, a medical device or biologic drug requiring premarket clearance or approval. All tissue-based products are subject to extensive FDA regulation, including a requirement that ensures that diseases are not transmitted to tissue recipients. The FDA has also proposed extensive additional regulations that would govern the processing and distribution of all allograft products. Consent to use the donor's tissue must also be obtained. If a tissue-based product is considered tissue, it does not require FDA clearance or approval before being marketed. If it is considered a device, or a biologic drug, then FDA clearance approval may be required.



On April 11, 2001, the FDA sent us a "warning letter" stating that the FDA believes ALLOMATRIX-TM- Injectable Putty is a medical device that is subject to the premarket clearance requirement. We believe that ALLOMATRIX-TM- Injectable Putty and certain of our other allograft-based products are human tissue and therefore are not subject to FDA clearance or approval as a medical device. However, the FDA may require us to submit a marketing application to obtain clearance for ALLOMATRIX-TM- Injectable Putty as a medical device and may not allow us to continue to sell the product pending such review. We are currently in discussions with the FDA and are preparing a 510(k) application in case the FDA requires us to submit one. We intend to continue marketing and selling ALLOMATRIX-TM- Injectable Putty while these discussions are ongoing. If we are required to submit an application, there can be no assurance that it will be cleared by the FDA in a timely manner or at all. Also, the FDA may take enforcement action against us, including requiring us to modify or cease distributing ALLOMATRIX-TM- Injectable Putty, detaining or seizing our inventory of ALLOMATRIX-TM- Injectable Putty, requiring us to recall ALLOMATRIX-TM-Injectable Putty, enjoining future violations and seeking criminal and civil penalties against us and our officers and employees, any of which could adversely affect our financial condition and results of operations.



In addition to granting approvals for our products, the FDA and international regulatory authorities periodically inspect our company. We must comply with the host of regulatory requirements that apply to medical devices marketed in the United States and internationally. These requirements include labeling regulations, manufacturing regulations, quality system regulation requirements, and the medical device reporting regulations which require a manufacturer to report to the FDA serious adverse events involving its products, and the FDA's general prohibitions against promoting products for unapproved or off-label uses. The FDA periodically inspects device and drug manufacturing facilities in the United States in order to assure compliance with applicable quality system regulations. The FDA last inspected our Arlington, Tennessee manufacturing facility in April 2001. We were found to be in compliance with the Quality System Regulations with only minor observations, which have already been resolved.

We believe our U.S. manufacturing facility complies in all material respects with FDA requirements. We have also implemented comprehensive procedures to ensure compliance with the FDA quality system regulations with a focus on comprehensive product design controls.

INTERNATIONAL

In order to market our products in European and other foreign countries, we must obtain required regulatory approvals and comply with extensive regulations governing product safety, quality and manufacturing processes. These regulations vary significantly from country to country and with respect to the nature of the particular medical device. The time required to obtain these foreign approvals to market our products may be longer or shorter than that required in the United States, and requirements for such approval may differ from FDA requirements.

In order to market our products in the member countries of the European Union, we are required to comply with the medical devices directive and obtain CE mark certification. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. Under the medical devices directives, all medical devices including active implants must qualify for CE marking.

All our products sold internationally are subject to appropriate foreign regulatory approvals, such as CE marking for the European Union. Our products are manufactured in ISO 9001 compliant facilities. Our manufacturing facility in France was ISO 9001 and EN 46001 certified in October 1996 by SGS, an English certified body. This facility is also registered as a medical device manufacturing facility with the FDA. The FDA is expected to audit our French facility within the next 24 months in connection with our importation of some of our products.

Third-Party Reimbursement

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay a significant portion of the cost of a patient's medical expenses. A uniform policy of reimbursement does not exist among all these payors. Therefore, reimbursement can be quite different from payor to payor. We believe that reimbursement is an important factor in the success of any medical device. Consequently, we seek to obtain reimbursement for all of our products.

Reimbursement in the United States depends on our ability to obtain FDA clearances and approvals to market these products. Reimbursement also depends on our ability to demonstrate the short-term and long-term clinical and cost-effectiveness of our products from the results we obtain from clinical experience and formal clinical trials. We present these results at major scientific and medical meetings and publish them in respected, peer-reviewed medical journals.

All U.S. and foreign third-party reimbursement programs, whether government funded or insured commercially, are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering health care. These types of programs can potentially limit the amount which health care providers may be willing to pay for medical devices.

HCFA issued a Final Rule on its Prospective Payment System For Outpatient Services on April 7, 2000. We estimate that 25% of the procedures using our extremity products are used in an outpatient hospital setting. This rule provides for a new system to reimburse Medicare outpatient surgical services provided in a hospital made up of two parts: payment to the hospital for the procedure costs and a separate payment, known as a pass-through payment, intended to cover the cost of medical devices used during the procedure that are more than 25% of the total procedure cost. Some medical devices that do not fit the pass-through criteria may be reimbursed by a separate payor known as New Technology Ambulatory Payment Classification. This rule became effective on August 1, 2000. On July 26, 2000, HCFA published a list of pharmaceuticals and medical devices that will be eligible for pass-through payments. HCFA currently intends only to provide payment for the products on this list. HCFA has stated that it will update this list on a quarterly basis.

Employees

As of March 31, 2001, we employed directly and through our subsidiaries 671 people in the following areas: 342 in manufacturing, 185 in sales and marketing, 87 in administration and 57 in research and development. We do not have any active organized labor unions. We believe we have an excellent relationship with our employees.

Facilities

Our U.S. corporate headquarters include warehouse, administrative and manufacturing facilities located in three buildings on 31 acres in Arlington, Tennessee with an aggregate of 168,000 square feet. Our manufacturing facilities have additional capacity, which will allow us to expand production of our current product lines.

The majority of our products are manufactured in our 74,000 square foot manufacturing facility located in Arlington, Tennessee. This facility is leased from the Industrial Development Board of the City of Arlington. The lease has an automatic renewal through 2049. We may exercise a nominal purchase option at any time. Our office and warehouse facilities are also leased from the Industrial Development Board of the City of Arlington. The office facility lease expires July 8, 2005; however, we may exercise a $101,000 purchase option at any time. We may exercise a nominal purchase option at any time on the warehouse facility lease. It is an open-ended lease with no predetermined expiration date.

Our international operations include warehouse, research, administrative and manufacturing facilities located in several countries. Our primary international manufacturing facility and warehouse are located in leased facilities in Toulon, France. Our primary international research and development facility is located in leased facilities in Milan, Italy. In addition, we lease office space in France, Belgium and Italy and warehouse space in Belgium and Italy.

Environmental

Our operations and properties are subject to extensive foreign, federal, state and local environmental protection and health and safety laws and regulations. These laws and regulations govern, among other things, the generation, storage, handling, use and transportation of hazardous materials and the handling and disposal of hazardous waste generated at our facilities. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under some environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third party waste disposal sites.

Although we believe that our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, results of operations or financial condition, we cannot assure you that they will not do so.

In 1999, groundwater contamination was detected at our Arlington, Tennessee facility. We have taken steps to investigate the nature and extent of the contamination and, in connection with a state administrative proceeding, we are presently negotiating a Remedation Order with state environmental officials that will specify the terms of further investigation and, if necessary, remediation. We believe the contamination was caused by the former owner of the business and have requested that it indemnify us in accordance with the 1993 purchase agreement by which we acquired the business. The former owner may have factual and legal defenses to the claim and we cannot assure you that the former owner will not prevail. Additionally, the former owner is currently involved in bankruptcy proceedings, and while we believe that the bankruptcy will not affect our ability to pursue the claim under the indemnification, we cannot assure you that it will not. Further, we cannot assure you that, even if we should prevail on the claim, the former owner will have the capacity to pay the claim.

While we do not believe that the cost of addressing the contamination will materially adversely affect our business, results of operations or financial condition, without regard to indemnification from the former owner of the business, we cannot assure you that it will not do so.

Legal Proceedings

From time to time, we are subject to lawsuits and claims which arise out of our operations in the normal course of business. We are plaintiffs or defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. We believe that the disposition of claims currently pending will not have a material adverse effect on our financial position or results of operations. With respect to the matters discussed below, although we are currently unable to predict the outcome, we do not believe the disposition of these matters will have a material adverse effect on our financial position or results of operations.

HOWMEDICA OSTEONICS CORP. V. WRIGHT MEDICAL GROUP, INC.

On March 28, 2000, Howmedica Osteonics Corp., a subsidiary of Stryker Corporation, filed a complaint in the United States District Court in New Jersey alleging that we infringed Howmedica's U.S. Patent No. 5,824,100 related to our ADVANCE-Registered Trademark- Knee product line. Howmedica Osteonics Corp. is seeking an order of infringement, treble compensatory damages and injunctive relief. If Howmedica Osteonics Corp. were to succeed in obtaining the relief it claims, the Court could award damages to Howmedica Osteonics Corp., could impose an injunction against further sales of our products and could rule that our patents are invalid or unenforceable. We are unable to quantify the potential range of any damage award and no specific monetary damage was requested in Howmedica Osteonics Corp.'s complaint. A damage award could be significant. If a final damage award is rendered against us, we may be forced to raise or borrow funds, as a supplement to any available insurance claim proceeds, to pay the damages award. We believe that we have good defenses to this lawsuit and intend to defend it vigorously.

WRIGHT MEDICAL TECHNOLOGY, INC. V. GRISONI

We filed an action against a former employee on March 31, 1998, regarding the use of intellectual property and trade secrets. We alleged the former employee violated a "trade secrets" provision of his employment contract by developing a calcium sulfate bone void filler product to compete against our similar product. Initially, the trial court granted us a temporary restraining order and later granted us a temporary injunction. Seven months later, the former employee filed a motion to dissolve the injunction. Our former employee claimed that the injunction was improperly granted and alleged damages as a result of the issuance of the injunction. On May 3, 2000, the trial court found us "guilty of malicious prosecution" and awarded the former employee a judgment of $4.8 million, plus $408,000 per month for twelve months or until a final resolution of the case, whichever is earlier, and $4.8 million in punitive damages. We appealed the judgment and agreed to suspend the injunction pending the outcome of the appeal. In connection with the appeal we were required to post a $5.0 million bond.

We have vigorously challenged the trial court's findings in the court of appeals. We seek a reversal based, in part, on our belief that the former employee wrongfully used our trade secrets and should be enjoined from using our proprietary information.

We anticipate our appeal will be heard in July or August 2001 and that a decision will be rendered sometime later in 2001. Regardless of the outcome at the court of appeals, either side could seek permission to appeal to the Tennessee Supreme Court. If we are not successful in our appeal, we may be required to raise or borrow the money to pay the damages award.

ORTHOMATRIX, INC. V. WRIGHT MEDICAL TECHNOLOGY, INC.

We filed application in the U.S. Patent and Trademark Office on April 12, 1999 to register our ALLOMATRIX-TM- trademark. After publication for purposes of Opposition, Orthomatrix, Inc. filed a Notice of Opposition stating that it would be damaged by our registration of ALLOMATRIX-TM- due to the alleged similarity of its registered ORTHOMATRIX-Registered Trademark- trademark to ALLOMATRIX-TM-and the alleged similarity of the related products. We filed an Answer to the Notice of Opposition on April 4, 2000 and a Trial Scheduling Order has been established. Various motions are before the Trademark Trial and Appeal Board for decision at this time. If the Opposition is successful, we will not obtain a federal registration for our ALLOMATRIX-TM- trademark, however we believe that our ALLOMATRIX-TM- trademark does not infringe Orthomatrix's trademarks.

                                   Management

Executive Officers, Directors and Key Employees

Set forth below is certain information concerning our executive officers, directors and key employees, including their age, as of June 1, 2001:

-------------------------------------------------------------------------------------------------------------------------
NAME                                                      AGE                           POSITION(S)
------------------------------------------------------  --------   ------------------------------------------------------
F. Barry Bays (1).....................................     54      President, Chief Executive Officer and Director
James T. Treace (1)(2)(3).............................     55      Chairman of the Board
John K. Bakewell......................................     39      Executive Vice President and Chief Financial Officer
Jack E. Parr, Ph.D. ..................................     61      Executive Vice President and Chief Scientific Officer
Robert W. Churinetz...................................     49      Senior Vice President of Global Operations
R. Glen Coleman.......................................     46      Senior Vice President of Marketing
Warren O. Haggard, Ph.D. .............................     44      Vice President, Research
Karen L. Harris.......................................     39      Vice President, International
Jason P. Hood, J.D....................................     36      General Counsel and Secretary
Joyce B. Jones........................................     48      Vice President, Finance and Controller
Jeffrey G. Roberts....................................     42      Vice President, Research and Development
Carl M. Stamp.........................................     38      Vice President, Business Development
John R. Treace........................................     56      Vice President, U.S. Sales
Richard B. Emmitt (1)(2)..............................     56      Director
James E. Thomas (3) ..................................     41      Director
Thomas E. Timbie (2) .................................     43      Director
Elizabeth H. Weatherman (1)(3)........................     41      Director

------------------------

(1) Member of the executive committee.

(2) Member of the audit committee.

(3) Member of the compensation committee.

F. BARRY BAYS has served as our President, Chief Executive Officer and Director since January 2000. Mr. Bays has 35 years of experience in the medical device industry. From April 1996 to January 2000 he served as the Senior Vice President and Chief Operating Officer of Medtronic Xomed, Inc. and its predecessor, Xomed Surgical Products, Inc., the leader in the market for surgical products used by ear, nose and throat surgeons. From 1993 to April 1996, Mr. Bays served as Vice President and Chief Operating Officer and a Director of TreBay Medical Corp. From 1990 to 1993, Mr. Bays served as Executive Vice President and Chief Operating Officer of Linvatec Corporation. From 1981 to 1990, Mr. Bays was the Senior Vice President and Chief Operating Officer of Concept, Inc.

JAMES T. TREACE has served as our Chairman of the Board since December 1999. He is currently President of the J & A Group, LLC, an investment and consulting business he founded in November 2000. From November 1999 until October 2000,
Mr. Treace was President of Medtronic Xomed, Inc. From April 1996 until its acquisition by Medtronic, Inc. in November 1999, Mr. Treace served as Chief Executive Officer, President and Chairman of the Board of Xomed Surgical Products, Inc., the leader in the market for surgical products used by ear, nose and throat surgeons. From 1993 to April 1996, Mr. Treace served as Chairman, President and Chief Executive Officer and a Director of TreBay Medical Corp. From 1990 to 1993, Mr. Treace served as President of Linvatec Corporation.
Mr. Treace is currently a director of American Medical Systems Holdings, Inc., which is publicly held. From 1981 to 1990, Mr. Treace served as President and Chief Executive Officer of Concept, Inc. Mr. Treace is the brother of our Vice President, U.S. Sales, John R. Treace.

JOHN K. BAKEWELL has served as our Executive Vice President and Chief Financial Officer since December 2000. From July 1998 until December 2000, Mr. Bakewell served as Chief Financial Officer and Vice President of Finance and Administration with Altra Energy Technologies, Inc., a software and e-commerce solutions provider to the energy industry. From May 1993 to July 1998, Mr. Bakewell held the position of Vice President of Finance and Administration and Chief Financial Officer of Cyberonics, Inc., a publicly-held medical device manufacturer. From October 1990 to May 1993, Mr. Bakewell held the position of Chief Financial Officer with ZEOS International Ltd., a publicly-held manufacturer and direct marketer of personal computers and related products. Mr. Bakewell is a certified public accountant.

JACK E. PARR, PH.D. has served as our Executive Vice President and Chief Scientific Officer since January 1998. Dr. Parr has 22 years of experience in the orthopaedic medical device industry. He joined us in September 1993 as Vice President of Research and Development. Dr. Parr is a member of the American Academy of Orthopaedic Surgeons. He is a member of the Society of Biomaterials board of directors and a past president of the Society. Dr. Parr is a member of the American Society for Testing and Materials board of directors and several other professional associations. He holds 16 U.S. patents.

ROBERT W. CHURINETZ has served as our Senior Vice President of Global Operations since April 1, 2001. Mr. Churinetz has 25 years of experience in the medical device industry. He joined us in September 1993 as Vice President of Quality and Regulatory Affairs, was promoted to Vice President of Operations in November of 1998, and to Vice President of Global Operations in September 2000. Prior to joining us, Mr. Churinetz spent 17 years with United States Surgical Corporation in various positions of increasing responsibility, ultimately serving as Senior Director of Corporate Quality Functions.

R. GLEN COLEMAN joined us as Senior Vice President of Marketing in March 2001. Mr. Coleman was Vice President of Marketing of Medtronic Xomed, Inc. and its predecessor, Xomed Surgical Products, Inc., from August 1996 until
November 2000. From January 1983 to August 1996, Mr. Coleman held several management positions at Linvatec Corporation, including Vice President of Global Marketing from June 1996 to July 1996, Vice President of Sales from
October 1993 to June 1996, Vice President and General Manager of its Concept Division from May 1991 to October 1993 and Vice President of Research and Development earlier.

WARREN O. HAGGARD, PH.D. has served as our Vice President, Research since November 1998. Dr. Haggard joined Dow Corning Wright, a predecessor company, in May 1985 as a Product Development Engineer and has held various positions of increasing responsibility in the product development and research departments. In 1996 he was promoted to Director of Advance Technology and Biologics. From January 1982 to May 1985, Dr. Haggard worked at Union Carbide Corporation.

KAREN L. HARRIS has served as our Vice President, International since
January 1998. Ms. Harris joined us in February 1997 as Vice President of European Business Development. For the seven years prior to joining us, Ms. Harris was employed by MicroAire Surgical Instruments, Inc., a private company owned by the Marmon Group, Inc., where she held various positions and ultimately was Director of International Sales and Marketing.

JASON P. HOOD, J.D. has served as our General Counsel and Secretary since August 1998. From February 1998 to August 1998 he served as our Corporate Counsel. Prior to joining us, Mr. Hood was an attorney for the international employee benefits consulting firm Sedgwick Noble Lowndes, a division of Sedgwick, Inc., which is currently part of Marsh & McLennan Companies Inc. From 1994 to 1997, Mr. Hood was associated with the law firm of Glankler Brown, PLLC where he concentrated his practice in employment law and general civil litigation. Mr. Hood is licensed to practice law in the State of Tennessee.

JOYCE B. JONES has served as our Vice President, Finance and Controller since January 1998. Ms. Jones joined us in 1989 as Manager of General Accounting and was promoted to various positions of increasing responsibility in accounting and finance. She has over 16 years of experience in the medical device industry. Prior to joining us, Ms. Jones served as the Corporate Controller for Insituform Technologies, Inc., a publicly traded company.

JEFFREY G. ROBERTS serves as our Vice President, Research and Development. He joined us in March 2000 as Vice President of Product Development. Mr. Roberts has over 17 years of experience in the medical device industry and has been involved in the design, development and manufacture of many orthopaedic devices, implants and instruments for both total joint and arthroscopic applications.

CARL M. STAMP has served as our Vice President, Business Development since
March 2001. From June 1996 to March 2001 Mr. Stamp served as our Vice President of Marketing. Mr. Stamp has 15 years of experience in the orthopaedic medical device industry. He joined us following our acquisition of Orthomet, Inc. in 1994. As an engineer, Mr. Stamp spent five years in Product Development with Dow Corning Wright and holds several patents.

JOHN R. TREACE has served as our Vice President, U.S. Sales since
September 2000. Mr. Treace formerly served as Vice President of U.S. Sales for Medtronic Xomed, Inc., and its predecessor, Xomed Surgical Products, Inc., from June 1994 until June 30, 2000. From 1995 to April 1996, Mr. Treace served as Vice President of Sales and Marketing of TreBay Medical Corp. Mr. Treace is the brother of our Chairman of the Board, James T. Treace.

RICHARD B. EMMITT has served as one of our directors since December 1999. Since 1989, Mr. Emmitt has been a Managing Director of The Vertical Group Inc., an investment management and venture capital firm focused on the medical device industry. He currently serves on the board of directors of American Medical Systems Holdings, Inc., a publicly held company, and A-Med

Systems, Inc., EndiCOR Medical, Inc., SURx, Inc., and Velocimed, Inc., all privately held companies. He served as a director of Xomed Surgical Products, Inc. from April 1994 to November 1999.

JAMES E. THOMAS has served as one of our directors since August 2000. He previously served as one of our directors from December 1999 to March 2000, as a designee of Warburg Pincus under our stockholders agreement. Mr. Thomas is Managing Partner of Thomas, McNerney & Partners, LLC, a health care private equity investment partnership. From January 1989 to June 2000, Mr. Thomas was with Warburg Pincus LLC, a private investment firm, where he served as a Managing Director. Mr. Thomas serves as a director of Transkaryotic
Therapies, Inc. and The Medicines Company, Inc., both publicly held companies. He served as a director of Xomed Surgical Products, Inc. from April 1994 to November 1999.

THOMAS E. TIMBIE has served as one of our directors since August 2000. He is the President of Timbie and Company, LLC, a financial consulting firm he founded in 2000. Formerly he was Interim Vice President and Chief Financial Officer of e-dr. Network, Inc, a business-to-business exchange in the optical device market from January 2000 to October 2000. From April 1996 to December 1999, Mr. Timbie was the Vice President and Chief Financial Officer of Xomed Surgical
Products, Inc.

ELIZABETH H. WEATHERMAN has served as one of our directors since December 1999. She is a Managing Director of Warburg, Pincus LLC where she has been a member of the health care group since 1988. She is responsible for Warburg Pincus' medical device investment activities. Ms. Weatherman currently also serves on the board of directors of American Medical Systems Holdings, Inc. and Data Critical Corporation, publicly held companies, and Kyphon Inc., SURx, Inc., and EndiCOR Medical, Inc., all privately held companies. She served as a director of Xomed Surgical Products, Inc. from April 1994 to November 1999.

Board Composition

According to our stockholders agreement, Warburg Pincus has the right to designate two persons to our board of directors upon the completion of the offering. Currently, Warburg Pincus has designated Elizabeth H. Weatherman as one of its representatives under this agreement. To date, Warburg Pincus has not informed us that they intend to nominate a second representative to our board of directors. See "Certain Transactions" for more information about our stockholders agreement, in particular what rights certain of our current stockholders will have under this agreement once the offering is completed. Elizabeth H. Weatherman is currently a partner of Warburg, Pincus & Co., which is the sole general partner of Warburg, Pincus Equity Partners, L.P., our principal stockholder.

Director Compensation

We compensate each of our non-employee and non-stockholder representative directors $12,000 per year. Non-employee directors are directors who are neither our employees nor representatives of one of our stockholders. We compensate the Chairman of our audit committee an additional $18,000 per year and the Chairman of our board of directors an additional $38,000 per year. In addition, we reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board meetings. We do not compensate employee directors.

Board Committees

The board of directors has established an audit committee, compensation committee and executive committee.

The executive committee has the authority to exercise all powers of the board of directors during the intervals between meetings of the board of directors subject to restrictions or limitations as the board of directors may from time to time specify, or as limited by the Delaware General Corporation Law. This committee currently consists of James T. Treace (Chairman), F. Barry Bays, Richard B. Emmitt and Elizabeth H. Weatherman.

The audit committee provides assistance to the board in satisfying its fiduciary responsibilities relating to accounting, auditing, operating and reporting practices, and reviews the annual financial statements, the selection and work of our independent auditors, the scope of the annual audits, the fees to be paid to the auditors and the adequacy of internal controls for compliance with corporate policies and directives. This committee currently consists of Thomas
E. Timbie (Chairman), Richard B. Emmitt and James T. Treace.

The compensation committee reviews general programs of compensation and benefits for all employees and makes recommendations to our board of directors concerning executive officer and director compensation. This committee currently consists of James T. Treace (chairman), James E. Thomas and Elizabeth H. Weatherman.

Compensation Committee Interlocks and Insider Participation

James T. Treace, James E. Thomas and Elizabeth H. Weatherman, each of whom is a member of our board of directors, are members of the board's compensation committee. No executive officer of ours serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Ms. Weatherman is a managing director of Warburg Pincus LLC. Mr. Thomas was a managing director of Warburg Pincus LLC from January 1989 to June 2000, including at the time of our recapitalization, but was no longer affiliated with Warburg Pincus when he joined our board of directors in August 2000. Warburg Pincus is managed by Warburg Pincus LLC. Warburg Pincus and a group of private investors acquired control of our company in December 1999 and led a recapitalization financing that both reduced our debt and provided us with investment capital. In connection with our recapitalization and the subsequent funding of our Cremascoli acquisition, Warburg Pincus purchased 572 shares of common stock, 11,510,374 shares of our series A preferred stock, 7,889,626 shares of our series B preferred stock and warrants to purchase 345,455 shares of common stock and $35,570,762 of our subordinated notes for a total consideration of $97,000,000. In August 2000, we sold Warburg Pincus 9 shares of our common stock, 1,200,010 shares of our series C preferred and $1,100,111 aggregate principal amount of subordinated notes for a total consideration of $3,000,000. Upon the closing of this offering, approximately $13.1 million of our subordinated notes held by Warburg Pincus will convert into 1,125,000 shares of our non-voting common stock. Warburg Pincus has granted the underwriters the right to purchase up to an additional 1,125,000 shares of voting common stock held by Warburg Pincus solely to cover over-allotments, if any.

Executive Compensation

The following table sets forth summary information concerning the compensation awarded to or earned by our Chief Executive Officer and by each of our four other most highly compensated executive officers (the "named executive officers") who earned in excess of $100,000 in cash compensation during the year ended December 31, 2000.

SUMMARY COMPENSATION TABLE


------------------------------------------------------------------------------------------------------------------
                                                                                                       Long-Term
                                                                           Annual Compensation        Compensation
                                                                      -----------------------------   ------------
                                                                                         Securities      All Other
Name and Principal Position                                  Salary      Bonus   Underlying Options   Compensation
---------------------------                                --------   --------   ------------------   ------------
F. Barry Bays(1).........................................  $248,571   $ 31,921             618,182      $ 94,194(4)
  President and Chief Executive Officer
Robert W. Churinetz......................................   180,600     48,851              43,273         5,100(5)
  Senior Vice President, Global Operations
Karen L. Harris..........................................   161,033     45,053              43,273         4,831(6)
  Vice President, International
Jack E. Parr, Ph.D. .....................................   176,750     94,509              30,328         7,930(7)
  Executive Vice President and Chief Scientific Officer
Carl M. Stamp............................................   163,050     42,124              43,273         8,606(8)
  Vice President, Business Development
Gregory Butler(2)........................................   129,297     78,481              30,328         3,634(9)
  Former Executive Vice President and Chief Financial
  Officer
Thomas Patton(3).........................................    71,487    199,540                  --        1,763(10)
  Former President and Chief Executive Officer


------------------------

(1) Mr. Bays' first day of employment with us was January 31, 2000.

(2) Mr. Butler's last day of employment with us was August 31, 2000.

(3) Mr. Patton's last day of employment with us was March 31, 2000.

(4) Consists of $84,844 to cover the loss of a performance bonus from a previous employer and $9,350 in perquisites.

(5) Represents $5,100 we paid under our 401(k) plan.

(6) Represents $4,831 we paid under our 401(k) plan.

(7) Consists of $5,100 we paid under our 401(k) plan and $2,830 in perquisites.

(8) Represents $4,891 we paid under our 401(k) plan and $3,715 in perquisites.

(9) Represents $3,634 we paid under our 401(k) plan.

(10) Consists of $1,604 we paid under our 401(k) plan and $159 in perquisites.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth certain information concerning stock options granted during fiscal year 2000 to each of our named executive officers.

----------------------------------------------------------------------------------------------------------------------------
                                             Individual Grants (1)                             Potential Realizable Value at
                                -----------------------------------------------                      Assumed Annual Rates of
                                      Number of   Percent of Total                              Stock Price Appreciation for
                                     Securities    Options Granted     Exercise                               Option Term(2)
                                     Underlying    to Employees in    Price Per   Expiration   -----------------------------
Name                            Options Granted   Fiscal Year 2000     Share(3)         Date              5%             10%
----                            ---------------   ----------------   ----------   ----------   -------------   -------------
F. Barry Bays.................         618,182               22.01%       $4.35     3/16/10     $1,692,661      $4,289,537
Robert W. Churinetz...........          37,818                1.35         4.35     3/16/10        103,552         262,421
                                         5,455                 .19         4.35(5)   9/01/10        14,935          37,849
Karen L. Harris...............          37,818                1.35         4.35     3/16/10        103,552         262,421
                                         5,455                 .19         4.35(5)   9/01/10        14,935          37,849
Jack E. Parr, Ph.D............          30,328                1.08         4.35     3/16/10         83,042         210,445
Carl M. Stamp.................          37,818                1.35         4.35     3/16/10        103,552         262,421
                                         5,455                 .19         4.35(5)   9/01/10        14,935          37,849
Gregory Butler(4).............          30,328                1.08         4.35     9/30/00         83,042         210,445

------------------------

(1) All of the options granted to the named executive officers were granted under our 1999 Equity Incentive Plan. See "Management--1999 Equity Incentive Plan" for a summary of the material terms of the options granted under this plan.

(2) In accordance with the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect our estimates or projections of our future common stock prices. The gains shown are net of the option price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend upon the future performance of our common stock, the executive's continued employment with us or our subsidiaries and the date on which the options are exercised. The amounts represented in this table might not necessarily be achieved.

(3) Except as noted below in (5), the exercise price per share was equal to the fair market value of our common stock on the dates of grants of all options granted to the named executive officers.

(4) Mr. Butler's last day of employment with us was August 31, 2000. All unexercised options were cancelled on September 30, 2000.

(5) The fair value of our common stock on date of grant for accounting purposes was $13.01 per share.

FISCAL YEAR-END OPTION VALUES

None of our named executive officers exercised any stock options in fiscal year 2000. The following table sets forth information concerning stock options held by our named executive officers at December 31, 2000 and includes shares of common stock underlying outstanding options to purchase our preferred stock which will be exchanged for common stock options prior to the closing of this offering.

-----------------------------------------------------------------------------------------------------------------------
                                                                 Number of Securities
                                                                Underlying Unexercised         Value of Unexercised
                                                                      Options at              In-The-Money Options at
                                                                   December 31, 2000           December 31, 2000 (1)
                                                              ---------------------------   ---------------------------
Name                                                          Exercisable   Unexercisable   Exercisable   Unexercisable
----                                                          -----------   -------------   -----------   -------------
F. Barry Bays...............................................          --         618,182    $       --     $5,038,183
Robert W. Churinetz.........................................       4,655          43,273        54,129        352,675
Karen L. Harris.............................................       4,655          43,273        54,129        352,675
Jack E. Parr, Ph.D..........................................      10,647          30,328       123,820        247,173
Carl M. Stamp...............................................       4,655          43,273        54,129        352,675
Gregory Butler(2)...........................................      10,647              --       123,820             --
Thomas Patton(3)............................................     130,912              --    $1,269,360     $       --

------------------------

(1) There was no public trading market for our common stock on December 31, 2000. Accordingly, these values have been calculated in accordance with the rules of the SEC, on the basis of an assumed initial public offering price per share of $12.50 minus the exercise price of $4.35 per share.

(2) Mr. Butler's last day of employment with us was August 31, 2000.

(3) Mr. Patton's last day of employment with us was March 31, 2000.

Employment Agreements

We entered into an employment agreement with F. Barry Bays on January 31, 2000. Mr. Bays is currently serving as our President and Chief Executive Officer. The current term of this agreement expires on January 31, 2003. We currently pay
Mr. Bays an annual base salary of $270,000. Mr. Bays is eligible to receive an annual bonus based upon certain performance criteria established by our board of directors. Mr. Bays is also entitled to receive a one-time payment equal to $225,000 to cover the loss of an excise tax and gross-up reimbursement from his former employer. Under this agreement, we granted Mr. Bays an option to purchase 618,182 shares of our common stock at an exercise price of $4.35, of which 309,091 shares vested on January 31, 2001, 105,091 shares of which vest on January 31, 2002 and 102,000 shares of which vest on each of January 31, 2003 and 2004. We have also agreed to reimburse Mr. Bays' reasonable business expenses. See "Certain Transactions--Sales of Securities" for information regarding sales of our securities to Mr. Bays. This agreement also entitles
Mr. Bays to participate in our other standard benefit programs and contains customary confidentiality and competition provisions.

We entered into an employment agreement with John K. Bakewell on December 11, 2000. Mr. Bakewell is currently serving as our Executive Vice President and Chief Financial Officer. The current term of this agreement expires on December 11, 2003. We currently pay Mr. Bakewell an annual base salary of $190,000. Under the agreement, Mr. Bakewell also received a one-time payment equal to $52,500 on February 28, 2001. Mr. Bakewell is eligible to receive an annual bonus based upon certain performance criteria established by our board of directors. Under this agreement, we granted Mr. Bakewell an option to purchase 109,091 shares of our common stock at an exercise price of $4.35, of which 27,273 shares vest on each of December 11, 2001, 2002, 2003 and 2004. We have also agreed to reimburse Mr. Bakewell's reasonable business expenses. See "Certain Transactions--Sales of Securities" for information regarding sales of our securities to Mr. Bakewell. This agreement also entitles Mr. Bakewell to participate in our other standard benefit programs and contains customary confidentiality and competition provisions.

We entered into an employment agreement with John R. Treace on September 5, 2000. Mr. Treace is currently serving as our Vice President, U.S. Sales. The current term of this agreement expires on September 5, 2003. We currently pay Mr. Treace an annual base salary of $175,000. Mr. Treace is eligible to receive an annual bonus based upon certain performance criteria established by our board of directors. Under this agreement, we granted Mr. Treace an option to purchase 54,545 shares of our common stock at an exercise price of $4.35, of which 27,273 shares vest on September 5, 2001, and 13,636 shares vest on each of September 5, 2002 and 2003. See "Certain Transactions--Sales of Securities" for information regarding sales of our securities to Mr. Treace. This agreement also entitles Mr. Treace to participate in our other standard benefit programs and contains customary confidentiality and competition provisions.

We entered into an employment agreement with R. Glen Coleman on March 7, 2001. Mr. Coleman is currently serving as our Senior Vice President of Marketing. The current term of this agreement expires on March 7, 2004. We currently pay
Mr. Coleman an annual base salary of $177,500. Mr. Coleman is eligible to receive an annual bonus based upon certain performance criteria established by our board of directors. Under this agreement, we granted Mr. Coleman an option to purchase 54,545 shares of our common stock at an exercise price of $4.35, of which 13,636 shares vest on each of March 7, 2002, 2003, 2004 and 2005. See "Certain Transactions--Sales of Securities" for information regarding sales of our securities to Mr. Coleman. This agreement also entitles Mr. Coleman to participate in our other standard benefit programs and contains customary confidentiality and competition provisions.

Each of the above agreements includes the following termination benefits:

- If the employee becomes disabled while employed by us, he will be entitled to receive all amounts and benefits that he would be entitled to receive under the agreement if he had not become disabled.

- If the employee dies or we terminate the employee for "cause," as defined in the employment agreement, he will receive no additional compensation or termination benefits. For purposes of the employment agreements, we would have "cause" to terminate the employment agreement upon:

    - the determination by our board that the employee has intentionally neglected his duties for an extended period of time;

    - the employee's death;

    - the determination by our board that the employee has engaged or may engage in conduct that may materially injure us;

    - the employee's conviction of a felony;

    - the employee's improper disclosure of our or our predecessor company's trade secrets, know-how or proprietary processes;

    - the employee's failure to follow guidelines regarding the treatment of inventions, ideas, disclosures and improvements during the course of employment; or

    - the employee's material breaches of any covenant contained in the employment agreement.

- If we terminate the employee without cause, he will be entitled to receive his salary and to receive continued coverage under our benefit plans, for a period of twenty-four months, in the case of Mr. Bays, and twelve months in the case of each of Mr. Bakewell, Mr. Treace and Mr. Coleman, following the date of termination. All of the employee's unvested shares subject to the option granted him under this agreement will immediately vest and be exercisable for a period of one year following the date of termination.

- Upon a "change of control," as defined in the agreement, all of the employee's unvested shares subject to the options shall immediately vest and be fully exercisable. For purposes of the employment agreements, a change in control of WMG will be deemed to have occurred, among other events, upon:

    - the acquisition of beneficial ownership of 50% or more of either our outstanding shares of common stock or our combined voting power to elect our board, unless the acquisition:

       - is pursuant to an initial public offering; or

       - is transacted by us or one of our affiliates.

    - a reorganization, merger, consolidation or disposition of all or substantially all of our assets, unless:

       - all or substantially all of the individuals and entities who beneficially owned our outstanding common stock and outstanding voting securities immediately prior to the transaction continue to beneficially own 60% of the outstanding common stock and outstanding voting securities in substantially the same proportions of ownership after the transaction;

       - an unrelated party does not own, directly or indirectly, 50% or more of the outstanding common stock of the new entity, including shares that could be issued upon the exercise of outstanding common stock options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire our common stock, or 50% or more of the combined voting power of the new entity;

       - at least a majority of the members of the board of the new entity are members of our board at the time of the transaction; and

       - our employee maintains his position with the new entity.

    - the sale of at least 80% of our assets to an unrelated party or completion of a transaction having a similar effect;

    - the approval by our stockholders of a complete liquidation or dissolution of our company; or

    - the current members of our board, or future members of our board who are approved by at least two-thirds of our current board, cease to constitute at least a majority of the board.

Employee Benefit Plans

1999 EQUITY INCENTIVE PLAN


Our board of directors and stockholders approved our 1999 Equity Incentive Plan on December 7, 1999. As of the date of this prospectus, we have a total of 6,000,009 shares of our common stock and 160,000 shares of our Series A preferred stock reserved for issuance under the plan. As of March 31, 2001, we have outstanding options to purchase an aggregate of 2,999,499 shares of our common stock at a weighted average exercise price of $4.86 per share and 160,000 shares of our series A preferred stock at an exercise price of $0.63 per share. In connection with the closing of the offering, all outstanding options to purchase series A preferred stock will be converted into options to purchase 116,364 shares of common stock at an exercise price of $0.87 per share.


The plan provides for the grant to eligible persons of:

- options to purchase our common stock that qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended;

- options to purchase our common stock that do not qualify as incentive stock options under the Code;

- restricted stock awards, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods; and

- awards of unrestricted shares of common stock in the form of stock bonuses, stock appreciation rights, phantom stock and performance share units.

Our U.S.-based employees, directors and consultants are eligible to participate in the plan. Under present law, incentive stock options may only be granted to employees. Our board, or a committee of the board, may administer the plan, and has the authority to:

- select plan participants;

- determine the nature and extent of the awards made to each plan participant;

- determine whether awards will be paid in shares, options or cash, representing the fair market value of the shares granted;

- determine when awards will be made to plan participants;

- determine the duration of the period and vesting schedule for each award;

- determine any payment conditions of the awards;

- prescribe the form of agreements evidencing awards made under the plan; and

- make all other decisions relating to the administration of the plan.

Under the plan, the administrator also determines the exercise price at the time of grant. The exercise price may not be less than 100% of the fair market value of a share of our common stock on the day the administrator grants the option. The options are generally granted for a ten-year term, but may terminate earlier if the participant's employment with us terminates before the end of the ten-year period. If a plan participant who holds an incentive stock option also owns, or is deemed to own, more than 10% of the combined voting power of all of our classes of stock, the option period shall not exceed five years and the exercise price of the option may not be less than 110% of the fair market value on the grant date.

Under our standard agreement covering stock option grants, if we undergo a change in control, then without any action by the administrator of the plan, all outstanding options may become immediately exercisable in full.

For purposes of the plan, a change in control of WMG will be deemed to have occurred, among other events, upon:

- a reorganization, merger, consolidation or disposition of all or substantially all of our assets, unless:

    - we or our affiliates control the new entity resulting from the transaction;

    - an unrelated party does not own, directly or indirectly, 50% or more of the outstanding common stock of the new entity, including shares that could be issued upon the exercise of outstanding stock options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire our common stock, or 50% or more of the combined voting power of the new entity; or

    - at least a majority of the members of the board of the new entity are members of our board at the time of the transaction.

- the sale of at least 80% of our assets to an unrelated party or completion of a transaction having a similar effect;

- the approval by our stockholders of a complete liquidation or dissolution of our company;

- the purchase by an unrelated party of 50% or more of our then outstanding shares of common stock, taking into account shares that may be issued upon the exercise of outstanding stock options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire our common stock, or 50% or more of the combined voting power of our then outstanding securities ordinarily having the right to vote at the election of directors; or

- the current members of our board, or future members of our board who are approved by at least two-thirds of our current board, cease to constitute at least a majority of the board.

Under our standard agreement covering stock options, if we terminate an employee for cause, we have the right to repurchase any stock issued upon exercise of an option at the lesser of the fair market value of each of the repurchased shares or the exercise price of the option. Also, if an employee voluntarily terminates employment with us or we terminate an employee for cause, all options not exercised are cancelled.

WMG SAVINGS AND INVESTMENT PLAN--401(K) PLAN

We have established a tax-qualified employee savings and retirement plan for all of U.S.-based employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 15% or the statutory limit, $10,500 in 2001, whichever is less, and have us contribute the amount of this reduction to the 401(k) plan. In addition, we match a percentage of an employee's contribution that we establish from time to time. As of March 31, 2001 we had 480 employees eligible for participation in our 401(k) plan. We made matching contributions of $549,540 in 2000.

We intend for the 401(k) plan to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. Our contributions, if any, will be deducted by us when made.

WMG 2001 MANAGEMENT INCENTIVE PLAN

We have established a management incentive plan based on the achievement of certain quarterly and annual corporate objectives, including our global sales, operating profit and inventory and manufacturing efficiency. All WMG active management employees are eligible to participate under this incentive plan. The employee must be an active employee at the time bonuses are recorded in order to qualify for the bonus. Each employee's bonus is calculated by multiplying their base pay by the plan's bonus percentage. Our Chief Executive Officer, Chief Financial Officer and board of directors must approve all bonus payments under the plan.

2001 EMPLOYEE INCENTIVE PLAN

We have established an employee incentive plan based on the achievement of certain quarterly and annual corporate objectives, including our domestic sales, operating profit and inventory and manufacturing efficiency. All WMT active employees are eligible to participate under this incentive plan. The employee must be an active employee at the time bonuses are recorded in order to qualify for the bonus. Each employee's bonus is calculated by multiplying their base pay by the plan's bonus percentage. Our Chief Executive Officer, Chief Financial Officer and board of directors must approve all bonus payments under the plan.

2001 CREMASCOLI MANAGEMENT INCENTIVE PLAN

We have established a management incentive plan based on the achievement of certain quarterly and annual corporate objectives, including Wright Medical Europe and WMG global sales and global operating profit. All active Cremascoli management employees are eligible to participate under this incentive plan. The employee must be an active employee at the time bonuses are recorded in order to qualify for the bonus. Each employee's bonus is calculated by multiplying their base pay by the plan's bonus percentage. Our Chief Executive Officer, Chief Financial Officer and board of directors must approve all bonus payments under the plan.

                              Certain Transactions

Recapitalization

In November 1999, Warburg Pincus led a group of private investors to form Wright Acquisition Holdings, Inc., or WAH, to acquire WMT, our predecessor company. On December 7, 1999, WAH, Wright Acquisition Corp., Inc., a wholly owned subsidiary of WAH, and WMT entered into an Amended and Restated Agreement and Plan of Merger, setting forth the terms and conditions upon which WMT would be recapitalized through a merger of Wright Acquisition Corp. with and into WMT. The recapitalization agreement was negotiated on an arm's-length basis among our predecessor company, its former management and stockholders and the investment group led by Warburg Pincus. The recapitalization agreement was approved by our predecessor company's board of directors and by stockholders representing a majority of our predecessor company's common stock and each class of its preferred stock. On December 7, 1999, the recapitalization was completed.

Pursuant to the terms of the recapitalization agreement, holders of our predecessor company's series A preferred stock received $275,936 in cash and holders of our predecessor company's common stock received $324,064 in cash in exchange for their shares. Holders of our predecessor company's series B preferred stock and series C preferred stock received $8.6 million in cash, $3.4 million in subordinated notes and a 17% ownership in our recapitalized company in the form of our series A preferred stock valued at $3.17 per share and common stock valued at $.01 per share. Our predecessor company's Series A preferred stock was held by Kidd Kamm Equity Partners, L.P., Herbert W. Korthoff, Barbara Korthoff, Lewis H. Ferguson, Jeffries & Co. and certain distributors of our predecessor company's products. Our predecessor company's series B preferred stock was held by the California Public Employees' Retirement System and the series C preferred stock was held by PGI Investments Limited, Princes Gate Investors, L.P., PGI Sweden AB and Marinbeach United S.A.

Upon completion of the recapitalization, the investment group led by Warburg Pincus was issued preferred stock, common stock and preferred warrants, together representing approximately 83% of our equity ownership and subordinated notes in exchange for cash totaling $70.0 million. In addition, a banking syndicate extended a senior credit facility that provided us with advances totaling
$60.0 million. Together, these funds were used to provide us with working capital for operations, to retire then-outstanding debt obligations, including $95.8 million of our predecessor company's 12.25% senior secured step-up notes and accrued interest and $14.3 million outstanding under our predecessor company's line of credit, and to repurchase $9.2 million of our predecessor company's then-outstanding common and preferred equity. Additionally, accrued dividends on all three classes of our predecessor company's preferred stock, totaling $39.5 million, were discharged in connection with the recapitalization. As a result of the recapitalization, our predecessor company became a wholly-owned subsidiary of WAH. On December 20, 1999, all of the outstanding senior secured step-up notes were defeased in full and subsequently retired on January 2, 2000. On August 7, 2000, WAH changed its name to Wright Medical Group, Inc.

In connection with our recapitalization, Warburg Pincus, Vertical Fund Associates, L.P., the California Public Employees' Retirement System, PGI Investments Limited, Princes Gate Investors, L.P., PGI Sweden AB,
Marinbeach S.A. and members of management of our predecessor company who retained an interest in the Company following the recapitalization, paid an effective price of $4.04 per share of our common stock that they hold, assuming conversion of our preferred stock and accrued dividends on those shares. The estimated initial public offering price of our common stock is $12.50 per share.

Cremascoli Acquisition

In December 1999, WAH acquired Cremascoli Ortho Group through the merger of an indirect wholly-owned subsidiary of WAH with and into Cremascoli. On
December 22, 1999, WAH completed its acquisition of Cremascoli and as a result of this transaction, the former stockholders of Cremascoli became stockholders of WAH and Cremascoli became an indirect wholly-owned subsidiary of WAH. We paid the former Cremascoli stockholders $4.2 million of cash and issued shares of preferred stock and subordinated notes valued at $400,000. Additional consideration of $14.1 million was placed in escrow in the form of cash, shares of preferred stock and subordinated notes. To finance this acquisition, an investment group led by Warburg Pincus purchased additional shares of our preferred stock in exchange for cash totaling $20.3 million and purchased an additional $11.7 million principal amount of our subordinated notes. In addition, our banking syndicate extended a second senior credit facility that provided us with advances totaling approximately E17.5 million, or $17.7 million. Upon completion of this acquisition, we retired $27.8 million of Cremascoli's previously-outstanding debt obligations.

Sales of Securities

In connection with our recapitalization and our acquisition of Cremascoli in December 1999, we issued capital stock to two institutional investors and to the former stockholders of WMT and Cremascoli. The following information reflects the two-for-one common stock split that occurred on August 8, 2000, immediately preceding our initial issuance of Series C preferred stock, and the 1 for 2.75 reverse common stock split that will occur prior to the closing of the offering:

Of the shares issued,

- Warburg Pincus, an affiliate of Elizabeth H. Weatherman, one of our directors, purchased 572 shares of common stock at $.01 per share, 11,510,374 shares of our series A preferred stock at $3.17 per share, 7,889,626 shares of our series B preferred stock at $3.17 per share, warrants to purchase 345,455 shares of common stock and $35,570,762 principal amount of our subordinated notes for a total purchase price of $97.0 million; and

- Vertical Fund Associates, L.P., an affiliate of Richard B. Emmitt, one of our directors, purchased 28 shares of our common stock at $.01 per share, 1,000,000 shares of our series A preferred stock at $3.17 per share, warrants to purchase 18,182 shares of our common stock and $1,833,544 principal amount of our subordinated notes for a total purchase price of $5 million.

In August 2000, we completed a private placement to certain members of our board of directors and affiliates of our directors, in which we sold:

- Warburg Pincus, an affiliate of Elizabeth H. Weatherman, one of our directors, 9 shares of our common stock at $.01 per share, 1,200,010 shares of our series C preferred stock at $1.58 per share and $1,100,111 aggregate principal amount of our subordinated notes, for a total purchase price of $3,000,000 in cash.

- Vertical Fund Associates, L.P. an affiliate of Richard B. Emmitt, one of our directors, 4 shares of our common stock at $.01 per share, 600,005 shares of our series C preferred stock at $1.58 per share and $550,055 aggregate principal amount of our subordinated notes, for a total purchase price of $1,500,000 in cash.

- James T. Treace, the Chairman of our board of directors (and the brother of John R. Treace, our Vice President, U.S. Sales), and Angeline G. Treace, James
  T. Treace's wife, 6 shares of our common stock at $.01 per share, 800,007 shares of our series C preferred stock at $1.58 per share and $733,407 aggregate principal amount of our subordinated notes, for a total purchase price of $2,000,000 in cash. Of these shares and notes owned, on October 3, 2000, Mr. Treace and his wife transferred 3 shares of common stock at $.01 per share, 400,000 shares of series C preferred stock at $3.17 per share and $350,000 aggregate principal amount of subordinated notes to the J & A Group, LLC, a private investment business controlled by Mr. and Mrs. Treace.

- F. Barry Bays, our President, Chief Executive Officer and one of our directors, 3 shares of our common stock at $.01 per share, 400,003 shares of our series C preferred stock at $1.58 per share and $366,704 aggregate principal amount of our subordinated notes, for a total purchase price of $1,000,000 in cash.

- Thomas E. Timbie, one of our directors, 1 share of our common stock at $.01 per share, 200,002 shares of our series C preferred stock at $1.58 per share and $183,352 aggregate principal amount of our subordinated notes, for a total purchase price of $500,000 in cash.

- James E. Thomas, one of our directors, 4 shares of our common stock at $.01 per share, 600,005 shares of our series C preferred stock at $1.58 per share and $550,055 aggregate principal amount of our subordinated notes, for a total purchase price of $1,500,000 in cash.

- John R. Treace, our Vice President, U.S. Sales and the brother of James T. Treace, 1 share of our common stock at $.01 per share, 200,002 shares of our series C preferred stock at $1.58 per share and $183,352 aggregate principal amount of subordinated notes, for a total purchase price of $500,000 in cash.

In December 2000, we issued an aggregate of 4 shares of common stock, 610,001 shares of our series C preferred stock and $559,219 aggregate principal amount of our subordinated notes to certain of our employees, including the sale to:

- John K. Bakewell, our Executive Vice President and Chief Financial Officer, of 1 share of our common stock at $.01 per share, 120,001 shares of our series C preferred stock at $1.58 per share and $110,011 aggregate principal amount of our subordinated notes, for a total purchase price of $300,000 in cash.

In March 2001, we issued R. Glen Coleman, our Senior Vice President of Marketing, 100,001 shares of our series C preferred stock at $1.58 per share, 1 share of our common stock and $91,676 aggregate principal amount of our subordinated notes, for a total purchase price of $250,000.

Upon completion of the offering, all of our outstanding shares of our series of preferred stock, plus accrued dividends as of March 31, 2001 will convert into 19,284,261 shares of our common stock, including 5,901,405 shares of our non-voting common stock. As of March 31, 2001, accrued dividends on all of our outstanding shares of our preferred stock will convert into

1,330,412 shares of our common stock, including 437,581 shares of our non-voting common stock to be held by Warburg Pincus. The value of shares resulting from the conversion of accrued stock dividends on shares of our preferred stock held by our directors, officers and principal stockholders is approximately $16.6 million based on an estimated initial public offering price of $12.50 per share. Additionally, upon the completion of the offering approximately $13.1 million of our subordinated notes, which are held by Warburg Pincus, will convert into 1,125,000 shares of our non-voting common stock. Warburg Pincus has granted the underwriters a 30-day option to purchase up to 1,125,000 additional shares of voting common stock to cover over-allotments, if any. Upon the conversion of approximately $13.1 million aggregate principal amount of our subordinated notes into 1,125,000 shares of our non-voting common stock, there will be a gain to Warburg Pincus of approximately $984,000, or $.88 per share. In the event the underwriters exercise the over-allotment option in full, the 1,125,000 shares of our voting common stock sold by Warburg Pincus will be sold at the initial public offering price less the underwriting discount, which discount will equal approximately $984,000 based on the estimated offering price of $12.50 per share. Warburg Pincus will own all of the outstanding shares of our non-voting common stock. We anticipate that following the closing of the offering, Warburg Pincus will convert a number of shares of non-voting common stock into shares of voting common stock such that Warburg Pincus will own approximately 47% of our outstanding shares of voting common stock.

The outstanding principal of our subordinated notes, other than the approximately $13.1 million of subordinated notes which will be converted into shares of non-voting common stock, and accrued interest on all of our subordinated notes will be repaid with the proceeds of the offering and there will be no gain to the subordinated noteholders, as they will only be paid the principal and interest related to the subordinated notes. As of June 30, 2001, approximately $6.8 million of interest will have accrued on the subordinated notes.

Additionally, upon completion of the offering all of our outstanding options to purchase shares of our series A preferred stock will be converted into options to purchase shares of our common stock.

We have granted certain holders of our preferred stock registration rights with respect to all shares of common stock, including shares issuable upon conversion of preferred stock, owned by those stockholders. See "Description of Capital Stock--Registration Rights."

Stockholders Agreement

On December 7, 1999, we entered into a stockholders agreement with Warburg Pincus and all of our then existing stockholders. Following the completion of the offering, as long as Warburg Pincus beneficially owns at least 20% of our outstanding shares of capital stock, we are obligated to nominate and use our best efforts to have two individuals designated by Warburg Pincus elected to our board of directors. We are also obligated, following the completion of the offering, to nominate and use our best efforts to have one individual designated by Warburg Pincus, if Warburg Pincus beneficially owns at least 10% of our outstanding shares of capital stock, elected to our board of directors. Accordingly, upon the completion of the offering, Warburg Pincus will have the right under this stockholders agreement to designate two persons to our board of directors, one of whom is Elizabeth H. Weatherman. To date, Warburg Pincus has not informed us that they intend to designate a second representative to our board of directors. Other than the provision described above all other terms of the agreement terminate upon the completion of the offering.

Credit Facilities

DOLLAR-DENOMINATED SENIOR CREDIT FACILITY

We have a $65.0 million senior credit facility, which expires in December 2005. The facility consists of a $60.0 million term note and a $5.0 million revolving line of credit. The term note and the revolving line of credit bear interest, payable quarterly, at the Base Rate (the higher of the Federal Funds rate plus
 .5% or the Prime Rate) plus from 1.25% to 2.5% for Base Rate loans or LIBOR plus 2.25% to 3.5% for Eurodollar loans. Through April 1, 2001, we have requested only Base Rate loans. At April 1, 2001, the Base Rate was 8.16%. The term note requires semi-annual principal payments of $1.5 million in 2000, $3.0 million in 2001, $4.5 million in 2002, $6.0 million in 2003 and $7.5 million in 2004 and 2005. As of April 1, 2001, we have not made any borrowings under this revolving line of credit. The dollar-denominated senior credit facility is secured by substantially all of the assets of WMT, including 100% of the outstanding capital stock of WMT held by WMG, and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures.
WMT is the borrower under the senior credit facility and WMG has guaranteed all of its obligations under the credit agreement. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage.

EURO-DENOMINATED SENIOR CREDIT FACILITY

We also have a E 22.5 million senior credit facility, which expires in November 2005. The facility consists of a E 17.5 million term note and a E 5.0 million revolving line of credit. The term note and the revolving line of credit bear interest, at a rate based on the EURIBO Rate plus 0.25%. At
April 1, 2001, this rate was 5.09%. The term note requires semi-annual principal payments of E 0.38 million in 2000, E 0.76 million in 2001, E 1.14 million in 2002, E 1.52 million in 2003, E 2.28 million in 2004 and E 2.66 million in 2005. As of April 1, 2001, we have not made any borrowings under this revolving line of credit. The euro-denominated senior credit facility is secured by substantially all of the assets of Cremascoli, and contains restrictions concerning the payment of dividends, incurrence of additional debt and capital expenditures. In addition, we are subject to, and in compliance with, certain financial covenants including ratios related to fixed charges coverage and leverage.

PROPOSED SENIOR CREDIT FACILITY

We currently plan to enter into a new senior credit facility on more favorable terms than our existing dollar-denominated senior credit facility in connection with the closing of this offering and to use borrowings from our new senior credit facility to repay all amounts outstanding under our existing dollar-denominated senior credit facility. On June 25, 2001, J.P. Morgan Securities Inc. and The Chase Manhattan Bank entered into a commitment letter with us in connection with our proposed new senior credit facility. The commitment letter contemplates that the new senior credit facility will consist of up to $20 million in term loans and up to $40 million in revolving loans, which revolving loans may, under certain circumstances, be increased by up to $20 million. Borrowings under the proposed new senior credit facility would be guaranteed by all of our subsidiaries and secured by all of the assets of WMT and our other domestic subsidiaries. The proposed new credit facility would contain customary covenants including, among other things, restrictions on our ability to pay dividends, prepay debt, incur additional debt and sell assets. The proposed new credit facility would also require us to meet certain financial tests, including a consolidated leverage (or debt-to-equity) ratio test and a consolidated fixed charge coverage ratio test. At our option, borrowings under the new credit facility would bear interest either at a fixed rate equal to a base rate plus a spread of .75% to 1.25% or at a floating rate equal to an adjusted LIBOR plus a spread of 1.75% to 2.25%, with the spread being based on our consolidated leverage ratio. In the event we are unable to enter into the proposed new senior credit facility prior to the closing of the offering, our existing senior lenders have informed us that they intend to consent to our use of the proceeds from the offering in the manner disclosed elsewhere in this prospectus, including for the repayment of our subordinated notes.

Subordinated Debt

As of March 31, 2001, there was approximately $45.6 million aggregate principal amount of our subordinated notes outstanding and $5.6 million in accrued interest as of March 31, 2001. Accrued interest on the subordinated notes for the three months ended June 30, 2001 is anticipated to be approximately
$1.1 million. Our officers, directors and principal stockholders hold approximately $44.3 million of our outstanding subordinated notes. The notes are payable on December 22, 2006. The notes bear interest at 10% per year. The interest is payable quarterly, but we may choose to increase the principal of notes in lieu of making the required interest payments. We intend to use a portion of the proceeds of this offering to repay approximately $38.1 million of our outstanding subordinated notes. Approximately $13.1 million in aggregate principal amount of subordinated notes held by Warburg Pincus will not be repaid with the proceeds of this offering, and will convert into 1,125,000 million shares of our non-voting common stock on the closing of the offering. The conversion price for the notes will be 93% of the initial public offering price of our common stock. Except with the consent of the senior lenders under both of our credit facilities, no payments may be made on our subordinated notes unless all amounts outstanding under our senior credit facility have been paid in full. We intend to repay all amounts outstanding under our senior credit facility with the proceeds of this offering and borrowings under a new senior credit facility, which we expect to enter into upon the closing of the offering. If we are unable to enter into the proposed new senior credit facility prior to the closing of the offering, our existing senior lenders have informed us that they intend to consent to our use of proceeds from the offering in the manner disclosed elsewhere in this prospectus, including for the repayment of our subordinated notes.

Severance Arrangements

Thomas Patton, our former President and Chief Executive Officer, ceased employment with us on March 31, 2000. Mr. Patton's employment agreement entitles him to receive his salary for a period of eighteen months following the date of his termination.

Gregory Butler, our former Vice President and Chief Financial Officer, ceased employment with us on August 31, 2000. Mr. Butler's severance agreement entitles him to receive his salary for a period of twelve months following the date of his termination. Mr. Butler was also entitled to receive executive outplacement services during his severance term up to $30,000. Mr. Butler's 29,280 preferred options and 5,324 warrants issued in connection with our recapitalization in December 1999, are not affected by his agreement.

                       Principal and Selling Stockholders

The table below sets forth information regarding beneficial ownership of our common stock as of March 31, 2001, and as adjusted to reflect the sale of shares of common stock in the offering, for:

- each stockholder who we know owns beneficially more than 5% of the outstanding shares of common stock;

- each of our directors;

- each of our named executive officers and certain of our key executive officers; and

- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. For the purpose of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding "Before Offering" includes:

- 70,443 shares of common stock outstanding as of March 31, 2001;

- the conversion upon the closing of the offering of all of our outstanding preferred stock, plus accrued dividends as of March 31, 2001 on these shares, into 19,284,261 shares of common stock, including 5,901,405 shares of non-voting common stock that will be beneficially owned by Warburg Pincus;

- shares of common stock subject to options and warrants held by the person or group that are currently exercisable or exercisable within 60 days from March 31, 2001; and

- shares of common stock underlying series A preferred stock subject to options held by the person or group that are currently exercisable or exercisable
  within 60 days from             .

Each class of our outstanding preferred stock accrues dividends at the rate of 6% per year. The dividends on each class of our outstanding preferred stock are cumulative and compound quarterly.

The number of shares of common stock outstanding "After Offering" includes an additional 7,500,000 shares offered by us hereby and 1,125,000 shares of our non-voting common stock issued upon the conversion prior to the closing of the offering of approximately $13.1 million of our subordinated notes held by Warburg Pincus. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. The address for each of our named executive officers and other key executive officers is 5677 Airline Road, Arlington, Tennessee 38002.

                                                              -----------------------------------------------------
                                                                                      PERCENTAGE OF COMMON STOCK
                                                                                          BENEFICIALLY OWNED
                                                                    TOTAL SHARES   --------------------------------
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
------------------------                                      ------------------   ---------------   --------------
Warburg, Pincus Equity Partners, L.P.(1)(2).................      17,136,740            81.28%           60.50%
California Public Employees' Retirement System(3)...........       1,502,741             7.65             5.32
Vertical Fund Associates, L.P...............................       1,028,948             5.31             3.68
F. Barry Bays(4)............................................         460,133             2.34             1.63
James T. Treace(5)..........................................         352,994             1.82             1.26
John K. Bakewell............................................          44,383           *                 *
Robert W. Churinetz(6)......................................          15,273           *                 *
Karen L. Harris(7)..........................................          15,273           *                 *
Jack E. Parr, Ph.D.(8)......................................          24,589           *                 *
Carl M. Stamp(9)............................................          15,273           *                 *
John R. Treace..............................................          73,972           *                 *
Richard B. Emmitt(10).......................................       1,028,948             5.31             3.68
James E. Thomas.............................................         226,563             1.17            *
Thomas E. Timbie............................................          75,521           *                 *
Elizabeth H. Weatherman(11).................................      17,136,740            81.28            60.50
All directors and executive officers as a group (17
  persons)(12)..............................................      18,525,875            86.31%           64.36%

------------------------

*   Less than one percent of the outstanding shares of common stock

(1) Warburg, Pincus Equity Partners, L.P., referred to as Warburg Pincus, includes three affiliated partnerships. Warburg, Pincus & Co., referred to as WP, is the sole general partner of Warburg Pincus. Warburg Pincus is managed by Warburg,

    Pincus LLC. Lionel I. Pincus is the managing partner of WP and the managing member of Warburg Pincus LLC and may be deemed to control both entities. Lionel I. Pincus does not own any shares individually and he disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. The number of shares beneficially owned includes 14,545,458 shares of preferred stock, plus accrued dividends on these shares as of March 31, 2001, that will convert into 10,110,335 shares of common stock, including 5,901,405 shares of non-voting common stock that will be owned by Warburg Pincus, on the closing of the offering. The number of shares beneficially owned also includes 1,125,000 shares of non-voting common stock that will result from the conversion of approximately $13.1 million of subordinated notes held by Warburg Pincus into 1,125,000 shares of non-voting common stock upon the closing of the offering. The number of shares beneficially owned also includes warrants to purchase 345,455 shares that Warburg Pincus has the right to acquire within 60 days of March 31, 2001. Our amended and restated certificate of incorporation prevents Warburg Pincus from converting its non-voting common stock into voting common stock if it would own more than 49% of our voting common stock. We anticipate that following the closing of the offering, Warburg Pincus will convert a number of shares of non-voting common stock into shares of voting common stock such that Warburg Pincus will own approximately 47% of our outstanding shares of voting common stock.

(2) Assumes no exercise of the underwriters' over-allotment option. Warburg Pincus has granted the underwriters a 30-day option to purchase up to 1,125,000 shares of voting common stock it holds solely to cover over-allotments, if any. In the event the over-allotment option is exercised in full, Warburg Pincus will beneficially own 16,011,740 shares, or 58.87% of the common stock after the offering.

(3) The address of California Public Employees' Retirement System, or CalPERs, is Lincoln Plaza, 400 P Street, Sacramento, California 95814. The number of shares beneficially owned includes warrants to purchase 282,691 shares that CalPERs has the right to acquire within 60 days of March 31, 2001.

(4) The number of shares beneficially owned includes options to acquire 309,091 shares that Mr. Bays has the right to acquire within 60 days of March 31, 2001.

(5) On October 3, 2000, Mr. Treace and his wife transferred 3 shares of common stock, 400,000 shares of series C preferred stock and $350,000 aggregate principal amount of subordinated notes to the J & A Group, LLC, a private investment business controlled by Mr. and Mrs. Treace.

(6) The number of shares beneficially owned includes options and warrants to acquire 15,273 shares that Mr. Churinetz has the right to acquire within 60 days of March 31, 2001.

(7) The number of shares beneficially owned includes options and warrants to acquire 15,273 shares that Ms. Harris has the right to acquire within 60 days of March 31, 2001.

(8) The number of shares beneficially owned includes options and warrants to acquire 20,891 shares that Dr. Parr has the right to acquire within 60 days of March 31, 2001.

(9) The number of shares beneficially owned includes options and warrants to acquire 15,273 shares that Mr. Stamp has the right to acquire within 60 days of March 31, 2001.

(10) Mr. Emmitt is one of our directors, is a Managing Director of The Vertical Group Inc., and a General Partner of The Vertical Group, L.P. The Vertical Group, L.P. is the general partner of Vertical Fund Associates, L.P., one of our stockholders. All shares indicated as owned by Mr. Emmitt are included because of his affiliation with The Vertical Group, L.P. The address of Vertical Fund Associates, L.P. is 18 Bank Street, Summit, New Jersey 07901. Mr. Emmitt does not own any shares individually. The number of shares beneficially owned includes 1,600,005 shares of preferred stock, plus accrued dividends on these shares as of March 31, 2001, that will convert into 1,010,735 shares of common stock on the closing of the offering. The number of shares beneficially owned also includes warrants to purchase 18,182 shares that Vertical Fund Associates, L.P. has the right to acquire within 60 days of March 31, 2001.

(11) Ms. Weatherman, one of our directors, is a partner of WP and a Managing Director of EMWP. All shares indicated as owned by Ms. Weatherman are included because of her affiliation with the Warburg Pincus entities. Ms. Weatherman does not own any shares individually and she disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(12) The number of shares beneficially owned includes 18,165,688 shares beneficially owned by Mr. Emmitt and Ms. Weatherman. See footnotes 10 and 11 above.

                          Description of Capital Stock

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation which will be restated in connection with the offering will be filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation in the form it will be filed upon the completion of the offering and gives effect to the conversion of all of our outstanding shares of preferred stock into voting common stock and non-voting common stock upon the completion of the offering.

Our amended and restated certificate of incorporation provides that the authorized capital stock of our company will consist of 70 million shares of voting common stock, $.01 par value, 30 million shares of non-voting common stock, $.01 par value and 5 million shares of preferred stock, $.01 par value, that are undesignated as to series. Upon completion of the offering:

- Our outstanding shares of series A preferred stock, plus accrued dividends on these shares as of March 31, 2001, will convert into 11,320,276 shares of voting common stock at a conversion price equal to $4.35 per share. Holders of series A preferred stock will receive one share of common stock for every
  1.375 shares of series A preferred stock converted.

- Our outstanding shares of series B preferred stock, plus accrued dividends on these shares as of March 31, 2001, will convert into 5,901,405 shares of non-voting common stock at a conversion price equal to $4.35 per share. Holders of series B preferred stock will receive one share of common stock for every 1.375 shares of series B preferred stock converted.

- Our outstanding shares of series C preferred stock, plus accrued dividends on these shares as of March 31, 2001, will convert into 2,062,580 shares of voting common stock at a conversion price equal to $4.35 per share. Holders of series C preferred stock will receive one share of common stock for every
  2.75 shares of series C preferred stock converted.

- Our outstanding options to purchase shares of series A preferred stock will convert into options to purchase 116,364 shares of our common stock with an exercise price of $0.87 per share.

- Approximately $13.1 million of our subordinated notes will convert into 1,125,000 shares of non-voting common stock at a conversion price equal to 93% of the public offering price of our common stock.

Warburg Pincus will own all of the shares of non-voting common stock. We anticipate that following the closing of the offering, Warburg Pincus will convert a number of shares of non-voting common stock into shares of voting common stock such that Warburg Pincus will own approximately 47% of our outstanding shares of voting common stock. Our amended and restated certificate of incorporation prohibits Warburg Pincus from owning more than 49% of the outstanding shares of our voting common stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Non-Voting Common Stock

Our non-voting common stock is identical to our voting common stock except in two respects. First, our non-voting common stock is not entitled to any voting rights, except as required by law and under situations where we repeal or negatively impact the holders' rights with respect to liquidation or dividend preferences or voting rights as they relate to common stock. Second, holders of our non-voting common stock may, at their option, convert their shares into fully paid and non-assessable shares of voting common stock on a share-for-share basis upon the occurrence of a sale of our company meeting specific conditions or a public sale of our securities, except that if the holder is Warburg Pincus, our amended and restated certificate of incorporation provides that Warburg Pincus may only convert if it would own no more than an aggregate of 49% of our outstanding voting common stock following any such conversion.

Undesignated Preferred Stock

There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation which will become effective simultaneously with the offering, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our voting common stock or non-voting common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Options and Warrants

As of March 31, 2001, we had outstanding options to purchase an aggregate of 2,999,499 shares of common stock at a weighted average exercise price of $4.86 per share and outstanding options to purchase 160,000 shares of series A preferred stock at an exercise price of $0.63 per share under our 1999 Equity Incentive Plan. We also have outstanding warrants to purchase 727,273 shares of our common stock as of the date of this prospectus at an exercise price of $4.35 per share. All outstanding options and warrants provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure. The warrants are exercisable by their respective holders at any time prior to December 7, 2004. Upon completion of the offering all of our outstanding options to purchase series A preferred stock will be converted into options to acquire shares of common stock.

Registration Rights

Under a registration rights agreement we entered into in December 1999, we granted registration rights with respect to 18,267,709 shares of common stock as of March 31, 2001, including common stock issuable upon conversion of our preferred stock held by Warburg Pincus and certain other holders of preferred stock and common stock issuable upon conversion of our subordinated notes held by Warburg Pincus. These registration rights also extend to any shares of our capital stock thereafter acquired by these investors, including an additional 698,182 shares issuable upon exercise of currently exercisable warrants, 799,075 shares issuable upon exercise of unvested options to purchase common stock and 1,125,000 shares issuable upon the conversion, upon the closing of the offering, of approximately $13.1 million of our subordinated notes.

Under the registration rights agreement, investors holding outstanding registrable securities may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities. We are not required to effect more than three demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

In addition, the investors party to the registration rights agreement have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the investors' demand registration right noted above or certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

Further, if we are eligible to effect a registration on Form S-3, the investors may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of $5 million and that we are not required to effect more than three such registrations at the investors' request.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Anti-Takeover Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company. The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and Bylaws Anti-Takeover Provisions

Our restated certificate of incorporation provides that amendment of our bylaws by stockholders requires a vote of at least two-thirds of the shares entitled to vote for the election of directors or by a majority vote of our entire board of directors. This supermajority restriction makes it more difficult for stockholders to require an amendment of the bylaws and enhances the board's power with respect to matters of corporate governance that are governed by the bylaws. Our bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer and President, and will be called by our Chief Executive Officer and President at the request of the holders of a majority of our outstanding shares of common stock.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of us.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation will limit our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability for:

- any breach of the director's duty of loyalty to us or our stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, our amended and restated certificate of incorporation, bylaws or any agreement to which we are a party; and

- any transaction from which a director derives an improper personal benefit.

This provision will generally not limit liability under state or federal securities laws.

Delaware law, and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is our transfer agent and registrar.

Nasdaq National Market Listing

The shares of common stock of Wright Medical Group, Inc. are expected to be traded on the Nasdaq National Market under the symbol "WMGI" upon completion of the offering.

                        Shares Eligible for Future Sale

Prior to the offering there has not been a public market for our common stock. Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

When the offering is completed, we will have a total of 27,979,704 shares of common stock outstanding, assuming the conversion of all of our outstanding preferred stock into common stock, plus accrued dividends on these shares, as of March 31, 2001 and the conversion of approximately $13.1 million of our subordinated notes into 1,125,000 shares of our non-voting common stock, and also assuming that the underwriters do not exercise the overallotment option. The 7,500,000 shares offered by us pursuant to this prospectus will be freely tradeable unless our affiliates, as defined in Rule 144 under the Securities Act of 1933, as amended, purchase them. The remaining 19,354,704 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701.

Lock-Up Agreements

Our officers, directors, and certain of our stockholders have agreed to a 180-day "lock-up" with respect to 20,479,704 shares of our outstanding common stock. In addition, the "lock-up" will apply with respect to all shares of our common stock acquired by such persons during this 180-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may only be sold in accordance with an available exemption from registration, such as Rule 144.

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

- 1% of the then outstanding shares of our common stock, which will equal approximately 279,797 shares upon completion of the offering; or

- the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under
Rule 144 and subject to volume limitations, many of the restricted shares will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

Rule 144(k)

A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701

Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer, director or, under certain circumstances, consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling these shares. However, an aggregate of 20,479,704 shares of common stock issuable upon exercise of options held by officers, directors, sales representatives, consultants and other employees are subject to lock-up provisions and will only become eligible for sale upon the expiration of 180 days after the date of this prospectus.

Registration

Following the offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our 1999 Equity Incentive Plan. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

                                  Underwriting

Subject to the terms and conditions contained in an underwriting agreement dated
      , 2001, the underwriters named below have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below:

                                                              ----------------
UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
J.P. Morgan Securities Inc..................................
Credit Suisse First Boston Corporation......................
U.S. Bancorp Piper Jaffray Inc..............................
                                                              ----------------
  Total.....................................................         7,500,000
                                                              ================

The underwriting agreement provides that the obligations of the underwriters are subject to customary conditions precedent, including the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are obligated to purchase all of the shares of common stock offered by us (other than those covered by the over-allotment option described below) if they purchase any shares.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                              -------------------------
                                                                   WITH         WITHOUT
                                                                  OVER-           OVER-
                                                              ALLOTMENT       ALLOTMENT
                                                               EXERCISE        EXERCISE
                                                              ---------       ---------
Per Share...................................................   $               $
  Total.....................................................   $               $

We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be approximately $      million.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of
$      per share. The underwriters may allow and the dealers may reallow a
concession not in excess of $      per share to other dealers. After the initial
public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered hereby.

Warburg Pincus has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 1,125,000 additional shares of voting common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. Warburg Pincus will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares of common stock offered by us.

The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We and Warburg Pincus have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and for liabilities related to the directed sale of shares of common stock to our directors, officers, employees, business associates and related persons described below. We and Warburg Pincus have also agreed to contribute to payments the underwriters may be required to make in respect of these liabilities.

Certain of our security-holders who hold more than 1% of our securities, including Warburg Pincus, Vertical Fund Associates, L.P. and California Public Employees' Retirement System, our officers and directors, who will own in the aggregate 20,479,704 shares of common stock after the offering, have agreed that they will not, without the prior written consent of J.P. Morgan Securities Inc. or its successors, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of our capital stock for a period of 180 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc. or its successors, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 180 days following the date of this prospectus.

At our request, the underwriters have reserved up to 5% of the total shares of common stock offered hereby for sale in the U.S. at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced by the number of the reserved shares such persons purchase. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Persons who purchase reserved shares may be required to agree that they will not, without the prior written consent of J.P. Morgan Securities Inc. or its successors, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenues and operating results, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and our prospects, the present state of our business operations, our management and other factors deemed relevant.

The representatives have advised us that, on behalf of the underwriters, they may make short sales our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 1,125,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to customers or though its or their websites.

A portion of the net proceeds from the offering will be used to repay indebtedness under our senior credit facilities. Affiliates of J.P. Morgan Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are lenders under our senior credit facilities. Because more than 10% of the net proceeds of the offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc., this offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD. Credit Suisse First Boston Corporation has agreed to serve as qualified independent underwriter in accordance with Rule 2710(c)(8) and the offering price to the public shall not be higher than the price recommended by Credit Suisse First Boston Corporation.

                                 Legal Matters

Willkie Farr & Gallagher, New York, New York will pass on the validity of the common stock offered by this prospectus for us. Milbank, Tweed, Hadley & McCloy LLP, New York, New York will pass on legal matters relating to the offering for the underwriters. Willkie Farr & Gallagher has in the past performed, and may continue to perform, legal services for us and Warburg Pincus, our principal stockholder.

                                    Experts

The financial statements and schedules included in this prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in method of accounting for surgical instruments as discussed in Note 2 to the financial statements.

The financial statements and schedules of our predecessor company included elsewhere in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       Change In Independent Accountants

In August 2000 we engaged Arthur Andersen LLP as our independent accountants. The decision to engage Arthur Andersen LLP as our independent accountants was approved by the audit committee of our board of directors. Prior to August 2000, we had not consulted with Arthur Andersen LLP on items that involved accounting principles or the form of audit opinion to be issued on our financial statements, although our predecessor company retained Arthur Andersen LLP as its independent accountants for 1996 and 1997.

From December 1999 to August 2000, we retained Ernst & Young LLP as our principal accountants. Ernst & Young LLP audited the financial statements of Wright Medical Technology, Inc. for the period January 1, 1999 through December 7, 1999. Ernst & Young LLP also audited the financial statements of Wright Acquisition Holdings, Inc. for the period November 23, 1999 (inception) through December 31, 1999. The audit reports of Ernst & Young LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not have any disagreement with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter of the disagreement in their reports.

From November 1998 to December 1999, we retained BDO Seidman, LLP as our principal accountants. BDO Seidman, LLP audited the financial statements of Wright Medical Technology, Inc. for the year ended December 31, 1998. The audit reports of BDO Seidman, LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. We did not have any disagreement with BDO Seidman, LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of BDO Seidman, LLP would have caused BDO Seidman, LLP to make reference to the matter of the disagreement in their reports.

                      Where You Can Find More Information

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete the offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including this registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any documents we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                           WRIGHT MEDICAL GROUP, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE YEAR ENDED DECEMBER 31, 1998,
               FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 7, 1999,
              FOR THE PERIOD FROM DECEMBER 8 TO DECEMBER 31, 1999,
               FOR THE YEAR ENDED DECEMBER 31, 2000, AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 2000 AND 2001

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS...................     F-2

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets...............................     F-4

  Consolidated Statements of Operations.....................     F-5

  Consolidated Statements of Cash Flows.....................     F-6

  Consolidated Statements of Changes in Stockholders'
    Deficit, Comprehensive Loss and Mandatorily Redeemable
    Convertible Preferred Stock.............................     F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................    F-12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To WRIGHT MEDICAL GROUP, INC.


We have audited the accompanying consolidated balance sheets of WRIGHT MEDICAL GROUP, INC. and subsidiaries (a Delaware corporation, formerly known as Wright Acquisition Holdings, Inc.) (the "Company") as of December 31, 1999 and 2000 and the related consolidated statements of operations, cash flows and changes in stockholders' deficit, comprehensive loss and mandatorily redeemable convertible preferred stock for the period from December 8, 1999 to December 31, 1999 and for the year ended December 31, 2000. We have also audited the consolidated statements of operations, cash flows and changes in stockholders' deficit, comprehensive loss and mandatorily redeemable preferred stock of Wright Medical Technology, Inc. (a Delaware corporation, the "Predecessor Company") for the period from January 1, 1999 to December 7, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects the consolidated financial position of Wright Medical Group, Inc. and subsidiaries as of December 31, 1999 and 2000 and the consolidated results of its operations and its cash flows for the period from December 8, 1999 to December 31, 1999 and for the year ended December 31, 2000 and the results of operations and cash flows of Wright Medical Technology, Inc. for the period from January 1, 1999 to December 7, 1999, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, on December 8, 1999, the Company changed its method of accounting for surgical instruments.


Arthur Andersen LLP



Memphis, Tennessee,
July 9, 2001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of
Wright Medical Technology, Inc.

We have audited the accompanying consolidated statements of operations, cash flows and changes in stockholders' deficit, comprehensive loss and mandatorily redeemable preferred stock of Wright Medical Technology, Inc. (a Delaware corporation) (the "Company") and subsidiaries for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Wright Medical Technology, Inc. for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

BDO Seidman, LLP

Memphis, Tennessee,
April 26, 1999

                           WRIGHT MEDICAL GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

-------------------------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                              -------------------                   PRO FORMA
                                                                                       MARCH 31      MARCH 31
                                                                                           2001          2001
                                                                  1999       2000   (UNAUDITED)   (UNAUDITED)
ASSETS                                                        --------   --------   -----------   -----------
Current Assets:
  Cash and cash equivalents.................................  $  6,733   $ 16,300    $ 12,228      $ 12,228
  Restricted cash...........................................    16,481     15,483      11,149        11,149
  Accounts receivable, net..................................    25,572     27,381      29,288        29,288
  Inventories...............................................    71,066     37,894      37,202        37,202
  Prepaid expenses..........................................     3,045      2,052       2,242         2,242
  Deferred income taxes.....................................     9,602     13,259      13,169        13,169
  Other current assets......................................     4,252      2,823       3,683         3,683
                                                              --------   --------    --------      --------
    Total current assets....................................   136,751    115,192     108,961       108,961
Property, plant and equipment, net..........................    39,950     45,083      45,496        45,496
Intangible assets, net......................................    60,487     54,681      51,920        51,920
Other assets................................................     1,124      2,008       1,553         1,553
                                                              --------   --------    --------      --------
                                                              $238,312   $216,964    $207,930      $207,930
                                                              ========   ========    ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable..........................................  $ 10,049   $  7,936    $ 10,260      $ 10,260
  Accrued expenses and other current liabilities............    36,409     44,840      34,063        34,063
  Short-term bank borrowings................................     1,000         --          --            --
  Current portion of long-term obligations..................     5,453      8,396       8,238         8,238
                                                              --------   --------    --------      --------
    Total current liabilities...............................    52,911     61,172      52,561        52,561
Long-term obligations.......................................   117,177    112,283     112,531       112,531
Preferred stock dividends...................................       230      4,631       5,791            --
Deferred income taxes.......................................     8,071     12,939      12,865        12,865
Other liabilities...........................................    11,890     11,661      10,733        10,733
                                                              --------   --------    --------      --------
    Total liabilities.......................................   190,279    202,686     194,481       188,690

Commitments and contingencies (Note 15)

Mandatorily redeemable convertible preferred stock, $.01 par value, shares authorized -- 100,000, shares issued and
  outstanding -- 22,324 in 1999, 27,311 in 2000, none
  outstanding pro forma; aggregate preferential distribution
  of $82,798 at December 31, 2000...........................    70,867     91,254      91,435            --

Stockholders' equity (deficit):
  Common stock, $.01 par value, shares authorized -- 70,000, shares issued and outstanding -- 1 in 1999, 47 in 2000,
    70 at March 31, 2001 and 13,453 unaudited pro forma.....        --          1           2           136
  Non-voting common stock, $.01 par value, shares authorized
    -- 30,000, no shares issued and outstanding actual and
    5,901 shares issued and outstanding pro forma...........        --         --          --            59
  Additional paid-in capital................................    (2,784)     4,769       8,481       105,514
  Deferred compensation.....................................        --     (2,834)     (5,593)       (5,593)
  Accumulated other comprehensive income (loss).............        79     (1,802)     (2,792)       (2,792)
  Accumulated deficit.......................................   (20,129)   (77,110)    (78,084)      (78,084)
                                                              --------   --------    --------      --------
    Total stockholders' equity (deficit)....................   (22,834)   (76,976)    (77,986)       19,240
                                                              --------   --------    --------      --------
                                                              $238,312   $216,964    $207,930      $207,930
                                                              ========   ========    ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           Wright Medical Group, Inc.

                     Consolidated Statements of Operations

                     (In thousands, except per share data)

                                          --------------------------------------------------------------------------------------
                                              PREDECESSOR COMPANY
                                          ---------------------------    WRIGHT MEDICAL GROUP, INC.
                                                          PERIOD FROM   -----------------------------         THREE MONTHS ENDED
                                                          JANUARY 1      PERIOD FROM                                   MARCH 31
                                          YEAR ENDED             TO     DECEMBER 8 TO    YEAR ENDED     ------------------------
                                          DECEMBER 31,    DECEMBER 7,   DECEMBER 31,    DECEMBER 31,           2000         2001
                                                1998           1999             1999           2000     (UNAUDITED)   (UNAUDITED)
                                          -------------   -----------   -------------   -------------   -----------   ----------
Net sales...............................    $106,972       $101,194      $     7,976     $  157,552     $    41,899   $   45,333
Cost of sales...........................      46,981         44,862            4,997         80,370          22,231       13,672
                                            --------       --------      -----------     ----------     -----------   ----------
  Gross profit..........................      59,991         56,332            2,979         77,182          19,668       31,661
Operating Expenses:
  Selling, general and
    administrative(a)...................      55,974         47,547            4,837         82,813          21,150       23,305
  Research and development(b)...........       7,855          5,857              508          8,390           1,789        2,114
  Amortization of intangible assets.....       2,748          2,334              466          5,586           1,397        1,297
  Stock-based expense...................         176            523               --          5,029               2          658
  Transaction and reorganization........          --          6,525            3,385             --              --           --
  Acquired in-process research and
    development costs...................          --             --           11,731             --              --           --
  Losses of equity method investment....       1,979             --               --             --              --           --
                                            --------       --------      -----------     ----------     -----------   ----------
    Total operating expenses............      68,732         62,786           20,927        101,818          24,338       27,374
                                            --------       --------      -----------     ----------     -----------   ----------
    Income (loss) from operations.......      (8,741)        (6,454)         (17,948)       (24,636)         (4,670)       4,287
Interest expense, net...................      14,284         13,196            1,909         12,446           3,110        3,120
Other expense, net......................       1,044            616               67            870             362          427
                                            --------       --------      -----------     ----------     -----------   ----------
    Income (loss) before income taxes...     (24,069)       (20,266)         (19,924)       (37,952)         (8,142)         740
Provision (benefit) for income taxes....         102            190              (25)         1,541             665          555
                                            --------       --------      -----------     ----------     -----------   ----------
    Net income (loss)...................    $(24,171)      $(20,456)     $   (19,899)    $  (39,493)    $    (8,807)  $      185
                                            ========       ========      ===========     ==========     ===========   ==========

Net loss per share (Note 9):
  Net income (loss)......................                                 $   (19,899)    $  (39,493)    $    (8,807)  $      185
  Accrued preferred stock dividends......                                        (230)        (4,401)         (1,060)      (1,159)
  Deemed preferred stock dividends on
    beneficial conversion feature........                                          --        (13,087)             --           --
                                                                          -----------     ----------     -----------   ----------
  Net loss applicable to common
    stockholders.........................                                 $   (20,129)    $  (56,981)    $    (9,867)  $     (974)
                                                                          ===========     ==========     ===========   ==========
  Basic net loss per common share........                                 $(27,918.17)    $(3,405.71)    $(13,685.16)  $   (14.56)
                                                                          ===========     ==========     ===========   ==========
  Weighted-average number of common
    shares outstanding...................                                           1             17               1           67
                                                                          ===========     ==========     ===========   ==========
Unaudited pro forma net income (loss) per
  share (Notes 9 and 17):
  Net income (loss) applicable to common
    stockholders.........................                                                 $  (39,493)                  $      185
                                                                                          ==========                   ==========
  Basic net income (loss) per common
    share................................                                                 $    (2.29)                  $      .01
                                                                                          ==========                   ==========
  Weighted-average number of common
    shares outstanding...................                                                     17,260                       19,056
                                                                                          ==========                   ==========
  Diluted net income (loss) per common
    share................................                                                 $    (2.29)                  $      .01
                                                                                          ==========                   ==========
  Weighted-average number of common and
    common equivalent shares
    outstanding..........................                                                     17,260                       20,937
                                                                                          ==========                   ==========

------------------------------

(a) Amounts presented are exclusive of $176, $465, $4,909, $2, and $652 in stock-based expense for 1998, 1999, 2000, and the three months ended March 31, 2000 and 2001, respectively.

(b) Amounts presented are exclusive of $58, $120 and $6 in stock-based expense for 1999, 2000 and the three months ended March 31, 2001, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                           Wright Medical Group, Inc.

                     Consolidated Statements of Cash Flows

                                 (In thousands)

                                              ----------------------------------------------------------------------------------
                                                 PREDECESSOR COMPANY                    WRIGHT MEDICAL GROUP, INC.
                                              --------------------------   -----------------------------------------------------
                                                             PERIOD FROM   PERIOD FROM                        THREE MONTHS ENDED
                                                             JANUARY 1     DECEMBER 8                                  MARCH 31,
                                              YEAR ENDED            TO             TO     YEAR ENDED     -----------------------
                                              DECEMBER 31,   DECEMBER 7,   DECEMBER 31,   DECEMBER 31,       2000         2001
                                                    1998          1999           1999           2000     (UNAUDITED)  (UNAUDITED)
                                              ------------   -----------   ------------   ------------   ----------   ----------
Cash flow from operating activities:
  Net income (loss).........................    $(24,171)     $(20,456)      $(19,899)      $(39,493)     $(8,807)     $   185
    Non-cash items included in net loss:
      Depreciation..........................       9,213         6,236            489         11,008        2,601        2,238
      Amortization of deferred financing
        costs...............................       1,387         1,040             30            457          115          165
      Amortization of intangible assets.....       2,748         2,334            466          5,586        1,397        1,297
      Provision for inventory reserves......      10,311         8,098            680          4,479        1,800        1,158
      Inventory step-ups expensed in cost of
        sales...............................          --            --          2,002         29,081        8,472           --
      Acquired in-process research and
        development costs...................          --            --         11,731             --           --           --
      Deferred income taxes.................          --            --             --          1,087          282          451
      Stock-based expenses..................         176           523             --          5,029            2          658
      Decrease in equity method
        investment..........................       2,380            --             --             --           --           --
      Other.................................         656           542           (841)          (457)          46          150
    Changes in operating assets and
      liabilities:
      Accounts receivable...................       4,758        (3,340)          (701)        (4,305)      (4,590)      (2,975)
      Inventories...........................      (3,397)       (2,396)          (140)        (4,092)      (1,527)        (990)
      Other current assets..................       1,093            93         (2,943)         2,079          643         (239)
      Accounts payable......................        (988)          250         (3,188)          (955)       3,082           67
      Accrued expenses and other
        liabilities.........................         236        15,990        (10,387)         8,647        2,685       (4,246)
                                                --------      --------       --------       --------      -------      -------
Net cash provided by (used in) operating
  activities................................       4,402         8,914        (22,701)        18,151        6,201       (2,081)
                                                --------      --------       --------       --------      -------      -------
Cash flow from investing activities:
  Capital expenditures......................      (3,147)       (2,179)           (11)       (14,109)      (4,647)      (3,834)
  Business acquisitions including escrowed
    funds, net of cash acquired.............          --            --        (22,399)            --           --           --
  Other.....................................         (32)           --             --             --           24          163
                                                --------      --------       --------       --------      -------      -------
Net cash used in investing activities.......      (3,179)       (2,179)       (22,410)       (14,109)      (4,623)      (3,671)
                                                --------      --------       --------       --------      -------      -------
Cash flow from financing activities:
  Proceeds (payments) of bank and other
    borrowings..............................      (1,960)       (6,105)      (126,217)        (5,498)      (1,075)       1,541
  Issuance of senior subordinated notes.....          --            --         37,404          4,226           --           92
  Issuance of preferred shares..............          --            --         64,596          7,300           --          158
  Proceeds from bank borrowings.............         850            --         79,172             --           --           --
  Payment of deferred financing costs.......          --            --         (3,111)            --           --           --
                                                --------      --------       --------       --------      -------      -------
Net cash (used in) provided by financing
  activities................................      (1,110)       (6,105)        51,844          6,028       (1,075)       1,791
                                                --------      --------       --------       --------      -------      -------
Effect of exchange rates on cash and cash
  equivalents...............................          --            --             --           (503)        (238)        (111)
                                                --------      --------       --------       --------      -------      -------
Net increase (decrease) in cash and cash
  equivalents...............................         113           630          6,733          9,567          265       (4,072)
Cash and cash equivalents, beginning of
  period....................................         466           579             --          6,733        6,733       16,300
                                                --------      --------       --------       --------      -------      -------
Cash and cash equivalents, end of period....    $    579      $  1,209       $  6,733       $ 16,300      $ 6,998      $12,228
                                                ========      ========       ========       ========      =======      =======
Supplemental disclosure of cash flow
  information:
  Cash paid for interest....................    $ 12,544      $  7,217       $ 15,128       $  7,952      $ 1,453      $ 1,652
                                                --------      --------       --------       --------      -------      -------
  Cash paid for income taxes................    $      4      $     92       $     12       $    737      $    36      $   207
                                                ========      ========       ========       ========      =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         WRIGHT MEDICAL TECHNOLOGY INC.
                             (PREDECESSOR COMPANY)
 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT, COMPREHENSIVE LOSS
                         AND REDEEMABLE PREFERRED STOCK
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                       (In thousands, except share data)

                           SERIES B AND C           SERIES A
                        REDEEMABLE PREFERRED     PREFERRED STOCK
                               STOCK           -------------------       COMMON STOCK                                ACCUMULATED
                        --------------------    NUMBER               ---------------------   ADDITIONAL                 OTHER
                           NUMBER                   OF                   NUMBER              PAID-IN    ACCUMULATED  COMPREHENSIVE
                        OF SHARES     AMOUNT    SHARES    AMOUNT      OF SHARES   AMOUNT     CAPITAL      DEFICIT    INCOME(LOSS)
                        ---------   --------   --------   --------   ----------   --------   --------   ----------   -----------

Balance at December
  31, 1997............  1,150,000   $ 99,952   915,325       $9      10,585,200     $11      $57,545    $(153,025)      $(509)

Net loss..............         --         --        --       --              --      --           --      (24,171)         --

Foreign currency
  translation
  adjustment..........         --         --        --       --              --      --           --            3         458

  Total comprehensive
    loss..............         --         --        --       --              --      --           --           --          --

Issuance of common
  stock...............         --         --        --       --          99,880      --         (117)          --          --

Preferred stock
  dividends...........         --         --        --       --              --      --           --       (4,965)         --

Payments on
  stockholder notes
  receivable..........         --         --        --       --              --      --           --           --          --

Accretion of preferred
  stock discount......         --      6,518        --       --              --      --           --       (6,518)         --
                        ---------   --------   -------       --      ----------     ---      -------    ---------       -----

Balance at December
  31, 1998............  1,150,000   $106,470   915,325       $9      10,685,080     $11      $57,428    $(188,676)      $ (51)
                        =========   ========   =======       ==      ==========     ===      =======    =========       =====


                           NOTES
                        RECEIVABLE                  TOTAL
                            FROM     TREASURY   STOCKHOLDERS'
                        STOCKHOLDERS STOCK        DEFICIT
                        ----------   --------   ----------
Balance at December
  31, 1997............   $(1,039)      $(2)     $ (97,010)
Net loss..............        --        --        (24,171)
Foreign currency
  translation
  adjustment..........        --        --            461
                                                ---------
  Total comprehensive
    loss..............        --        --        (23,710)
Issuance of common
  stock...............        --        --           (117)
Preferred stock
  dividends...........        --        --         (4,965)
Payments on
  stockholder notes
  receivable..........       275        --            275
Accretion of preferred
  stock discount......        --        --         (6,518)
                         -------       ---      ---------
Balance at December
  31, 1998............   $  (764)      $(2)     $(132,045)
                         =======       ===      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        WRIGHT MEDICAL TECHNOLOGY, INC.

                             (PREDECESSOR COMPANY)
 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT, COMPREHENSIVE LOSS

                         AND REDEEMABLE PREFERRED STOCK

            FOR THE PERIOD FROM JANUARY 1, 1999 TO DECEMBER 7, 1999

                       (In thousands, except share data)

                            SERIES B AND C             SERIES A
                            PREFERRED STOCK        PREFERRED STOCK          COMMON STOCK
                         ---------------------   --------------------   ---------------------   ADDITIONAL
                          NUMBER OF              NUMBER OF               NUMBER OF                 PAID-IN   ACCUMULATED
                             SHARES     AMOUNT      SHARES     AMOUNT       SHARES     AMOUNT      CAPITAL       DEFICIT
                         ----------   --------   ---------   --------   ----------   --------   ----------   -----------
Balance at December 31,
  1998.................   1,150,000   $106,467    915,325       $9      10,685,080     $11        $57,428     $(188,676)
Net loss...............          --         --         --       --              --      --             --       (20,456)
Foreign currency
  translation
  adjustment...........          --         --         --       --              --      --             --            --
    Total comprehensive
      loss.............          --         --         --       --              --      --             --            --
Issuance of common
  stock................          --         --         --       --           3,000      --            216            --
Preferred stock
  dividends............          --         --         --       --              --      --             --       (13,236)
Write-off of notes
  receivable from
  stockholders.........          --         --         --       --              --      --           (743)           --
Accretion of preferred
  stock discount.......          --      5,975         --       --              --      --             --        (5,975)
                         ----------   --------   --------       --      ----------     ---        -------     ---------
Balance at December 7,
  1999 (prior to
  acquisition).........   1,150,000   $112,442    915,325       $9      10,688,080     $11        $56,901     $(228,343)
                         ==========   ========   ========       ==      ==========     ===        =======     =========


                           ACCUMULATED          NOTES
                                 OTHER     RECEIVABLE                      TOTAL
                         COMPREHENSIVE           FROM   TREASURY   STOCKHOLDERS'
                         INCOME (LOSS)   STOCKHOLDERS      STOCK         DEFICIT
                         -------------   ------------   --------   -------------
Balance at December 31,
  1998.................     $   (51)         $(764)       $(2)       $(132,045)
Net loss...............          --             --         --          (20,456)
Foreign currency
  translation
  adjustment...........      (1,089)            --         --           (1,089)
                                                                     ---------
    Total comprehensive
      loss.............          --             --         --          (21,545)
Issuance of common
  stock................          --             --         --              216
Preferred stock
  dividends............          --             --         --          (13,236)
Write-off of notes
  receivable from
  stockholders.........          --            743         --               --
Accretion of preferred
  stock discount.......          --             --         --           (5,975)
                            -------          -----        ---        ---------
Balance at December 7,
  1999 (prior to
  acquisition).........     $(1,140)         $ (21)       $(2)       $(172,585)
                            =======          =====        ===        =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           WRIGHT MEDICAL GROUP, INC.
 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT, COMPREHENSIVE LOSS
                                      AND
               MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK
           FOR THE PERIOD FROM DECEMBER 8, 1999 TO DECEMBER 31, 1999
                       (In thousands, except share data)

                                        SERIES A, B AND C
                                           MANDATORILY
                                     REDEEMABLE CONVERTIBLE
                                         PREFERRED STOCK           COMMON STOCK                                     ACCUMULATED
                                     -----------------------   ---------------------   ADDITIONAL                         OTHER
                                       NUMBER OF               NUMBER OF                  PAID-IN   ACCUMULATED   COMPREHENSIVE
                                          SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL       DEFICIT   INCOME (LOSS)
                                     -----------   ---------   ---------   ---------   ----------   -----------   -------------
Initial capitalization and
  acquisition of predecessor
  company..........................  15,840,000     $50,333       721      $     --      $(2,784)    $     --        $     --
Net loss...........................          --          --        --            --           --      (19,899)             --
Foreign currency translation
  adjustment.......................          --          --        --            --           --           --              79
  Total comprehensive loss.........          --          --        --            --           --           --              --
Series A preferred stock
  issuance.........................   3,564,401      11,289        --            --           --           --              --
Series B preferred stock
  issuance.........................   2,919,626       9,245        --            --           --           --              --
Preferred stock dividends..........          --          --        --            --           --         (230)
                                     ----------     -------       ---      ---------     -------     --------        --------
Balance at December 31, 1999.......  22,324,027     $70,867       721      $     --      $(2,784)    $(20,129)       $     79
                                     ==========     =======       ===      =========     =======     ========        ========


                                             TOTAL
                                     STOCKHOLDERS'
                                           DEFICIT
                                     -------------
Initial capitalization and
  acquisition of predecessor
  company..........................    $ (2,784)
Net loss...........................     (19,899)
Foreign currency translation
  adjustment.......................          79
                                       --------
  Total comprehensive loss.........     (19,820)
Series A preferred stock
  issuance.........................          --
Series B preferred stock
  issuance.........................          --
Preferred stock dividends..........        (230)
                                       --------
Balance at December 31, 1999.......    $(22,834)
                                       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           WRIGHT MEDICAL GROUP, INC.

 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT, COMPREHENSIVE LOSS
                                      AND

               MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                       (In thousands, except share data)

                                       SERIES A, B AND C
                                          MANDATORILY
                                          REDEEMABLE
                                          CONVERTIBLE
                                        PREFERRED STOCK          COMMON STOCK
                                     ---------------------   ---------------------   ADDITIONAL
                                      NUMBER OF              NUMBER OF                  PAID-IN   ACCUMULATED       DEFERRED
                                         SHARES     AMOUNT      SHARES      AMOUNT      CAPITAL       DEFICIT   COMPENSATION
                                     ---------------------------------------------------------------------------------------
Balance at December 31, 1999.......  22,324,027   $70,867        721     $     --      $(2,784)    $(20,129)       $    --
Net loss...........................          --        --         --           --           --      (39,493)            --
Foreign currency translation
  adjustment.......................          --        --         --           --           --           --             --
  Total comprehensive loss.........
Issuance of common stock...........          --        --     46,878            1          609           --             --
Series B preferred stock
  exchange.........................    (376,868)   (1,193)        --           --           --           --             --
Series C preferred stock
  issuance.........................   5,363,771     8,493         --           --        3,812           --             --
Beneficial conversion feature of
  Series C preferred stock.........          --    13,087         --           --           --      (13,087)            --
Preferred stock dividends..........          --        --         --           --           --       (4,401)            --
Deferred stock-based
  compensation.....................          --        --         --           --        3,132           --         (3,132)
Stock-based compensation...........          --        --         --           --           --           --            298
                                     ----------   -------     ------     ---------     -------     --------        -------
Balance at December 31, 2000.......  27,310,930   $91,254     47,599     $      1      $ 4,769     $(77,110)       $(2,834)
                                     ==========   =======     ======     =========     =======     ========        =======


                                       ACCUMULATED
                                             OTHER           TOTAL
                                     COMPREHENSIVE   STOCKHOLDERS'
                                     INCOME (LOSS)         DEFICIT
                                     -----------------------------
Balance at December 31, 1999.......     $     79       $(22,834)
Net loss...........................           --        (39,493)
Foreign currency translation
  adjustment.......................       (1,881)        (1,881)
                                                       --------
  Total comprehensive loss.........                     (41,374)
Issuance of common stock...........           --            610
Series B preferred stock
  exchange.........................           --
Series C preferred stock
  issuance.........................           --          3,812
Beneficial conversion feature of
  Series C preferred stock.........           --        (13,087)
Preferred stock dividends..........           --         (4,401)
Deferred stock-based
  compensation.....................           --             --
Stock-based compensation...........           --            298
                                        --------       --------
Balance at December 31, 2000.......     $ (1,802)      $(76,976)
                                        ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           WRIGHT MEDICAL GROUP, INC.

 CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT, COMPREHENSIVE LOSS
                                      AND

               MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

                      FOR THE QUARTER ENDED MARCH 31, 2001
                       (In thousands, except share data)
                                  (unaudited)

                                       SERIES A, B AND C
                                          MANDATORILY
                                          REDEEMABLE
                                          CONVERTIBLE
                                        PREFERRED STOCK          COMMON STOCK
                                     ---------------------   ---------------------   ADDITIONAL
                                      NUMBER OF              NUMBER OF                  PAID-IN   ACCUMULATED       DEFERRED
                                         SHARES     AMOUNT      SHARES      AMOUNT      CAPITAL       DEFICIT   COMPENSATION
                                     ---------------------------------------------------------------------------------------
Balance at 12/31/00................  27,310,930   $91,254     47,599     $      1      $ 4,769     $(77,110)      $ (2,834)
2001 Activity:
Net Income.........................          --        --         --           --           --          185             --
Foreign currency translation.......          --        --         --           --           --           --             --
  Total comprehensive loss.........
Issuance of common stock...........          --        --     22,844            1          296           --             --
Series C preferred stock
  issuance.........................     114,997       181         --           --          362           --             --
Preferred stock dividends..........          --        --         --           --           --       (1,159)            --
Deferred stock-based
  compensation.....................          --        --         --           --        3,054           --         (3,054)
Stock-based compensation...........          --        --         --           --           --           --            295
Balance at 3/31/01.................  27,425,927   $91,435     70,443     $      2      $ 8,481     $(78,084)      $ (5,593)
                                     ==========   =======     ======     =========     =======     ========       ========


                                       ACCUMULATED
                                             OTHER           TOTAL
                                     COMPREHENSIVE   STOCKHOLDERS'
                                     INCOME (LOSS)         DEFICIT
                                     -----------------------------
Balance at 12/31/00................     $(1,802)       $(76,976)
2001 Activity:
Net Income.........................          --             185
Foreign currency translation.......        (990)           (990)
                                                       --------
  Total comprehensive loss.........                        (805)
Issuance of common stock...........          --             297
Series C preferred stock
  issuance.........................          --             362
Preferred stock dividends..........          --          (1,159)
Deferred stock-based
  compensation.....................          --              --
Stock-based compensation...........          --             295
Balance at 3/31/01.................     $(2,792)       $(77,986)
                                        =======        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           Wright Medical Group, Inc.

                   Notes to Consolidated Financial Statements

1. Organization and Description of Business:

Wright Medical Group, Inc. (the "Company") is a global medical device company specializing in the design, manufacture and marketing of orthopaedic implants and bio-orthopaedic materials used in joint reconstruction and bone regeneration. The Company is focused on the reconstructive joint device and bio-orthopaedic materials sectors of the orthopaedic industry. The Company markets its products through independent representatives in the United States and through a combination of employee representatives, independent representatives and stocking distributors in its international markets. The Company is headquartered in suburban Memphis, Tennessee.

The Company was incorporated on November 23, 1999 as a Delaware corporation (previously named Wright Acquisition Holdings, Inc.) and had no operations until an investment group led by Warburg, Pincus Equity Partners, L.P. ("Warburg") acquired majority ownership of the predecessor company, Wright Medical Technology, Inc. ("Wright" or the "Predecessor Company"). As more fully described in Note 3, this transaction, which represents a recapitalization of Wright and the inception of the Company in its present form, was accounted for using the purchase method of accounting. The financial statements and accompanying notes present the historical cost basis results of the Predecessor Company for the year ended December 31, 1998 and for the period from January 1, 1999 through its acquisition on December 7, 1999, and the results of the Company, as successor to Wright, for periods thereafter.

As more fully described in Note 3, on December 22, 1999 the Company acquired all of the outstanding common stock of Cremascoli Ortho Holding S.A. ("Cremascoli"), an orthopaedic medical device company headquartered in Toulon, France. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations of Cremascoli have been included in the Company's consolidated financial statements from the date of acquisition.

The Company's future success is dependent upon a number of factors which include, among others, the success of its principal product lines, its ability to compete with other orthopaedic medical product companies, continued development of new products and technologies, continued recommendation and endorsement of its products by key surgeons, compliance with government regulations, maintaining adequate levels of reimbursement for its products, operating successfully in international markets, maintaining adequate access to materials supply, enforcing and defending its claims to intellectual property, the performance of its independent distributor network, reliance on key personnel, and the ability to obtain adequate financing to support its future growth. The Company's activities to date have been financed primarily through private placements of equity and debt securities, principally preferred stock and subordinated debt issuances, cash from operations and bank borrowings. The Company is seeking additional capital through the issuance of equity securities (see Note 17).

2. Summary of Significant Accounting Policies:

PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to the determination of allowances for doubtful accounts and sales returns, excess and obsolete inventories, product liability claims and the need for a valuation allowance on deferred tax assets.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less.

ALLOWANCE FOR SALES RETURNS. The Company maintains an allowance for anticipated future returns of products by customers, which is established at the time of sale. An allowance for sales returns of $681,000 and $885,000 is included as a reduction of trade receivables at December 31, 1999 and 2000, respectively.

                           Wright Medical Group, Inc.

2. Summary of Significant Accounting Policies: (Continued)
INVENTORIES. The Company's inventories are valued at the lower of cost or market on a first-in, first-out ("FIFO") basis. Inventory costs include material, labor costs and manufacturing overhead. Inventory reserves are established to reduce the carrying amount of obsolete and excess inventory to its net realizable value. The Company principally follows an inventory reserve formula that reserves inventory balances based on historic and forecasted sales.

PROPERTY, PLANT AND EQUIPMENT. The Company's property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets held under capital leases, is provided on a straight-line basis over estimated useful lives of 15 to 20 years for land improvements, 10 to 45 years for buildings, 3 to 11 years for machinery and equipment and 4 to 14 years for furniture, fixtures and office equipment, or term of related lease, whichever is shorter. Expenditures for major renewals and betterments that extend the useful life of the assets are capitalized. Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in income.

Instruments used by surgeons during implant procedures of the Company's products that are permanently held by the Company are included in property, plant and equipment and are depreciated on a straight-line basis over periods not to exceed six years (see "Change in Accounting Policy").

CHANGE IN ACCOUNTING POLICY. On December 8, 1999, the Company changed its accounting policy for surgical instruments. Prior to this change in accounting policy, the Predecessor Company principally classified surgical instruments as inventory as these instruments were held for sale to independent distributors and surgeons. However, beginning on December 8, 1999, the Company has classified these surgical instruments as a component of property, plant and equipment as the Company will principally loan these instruments to surgeons or in some cases rent these instruments to distributors who subsequently loan them to surgeons for the implantation of the Company's products.

The surgical instruments reclassified to property, plant and equipment will be amortized over a period of one to five years based upon an assessment of the instrument's remaining useful life. At December 8, 1999, the effect of this change in accounting policy resulted in a reclassification of $11.9 million in surgical instruments from inventories to property, plant and equipment. There was not a material cumulative impact on the Company's statement of operations related to this change.

INTANGIBLE ASSETS. Intangible assets consist of goodwill and purchased intangibles amortized on a straight-line basis over 10 to 13 years for completed technology, 5 years for workforce, 10 years for distribution channels, 15 years for trademarks and 20 years for goodwill. The Company continually evaluates the periods of amortization to determine whether events and circumstances, such as effects of competition, obsolescence and other economic factors, warrant revision of useful lives.

VALUATION OF LONG-LIVED ASSETS. Management periodically evaluates carrying values of long-lived assets, including property, plant and equipment, and intangible assets, when events and circumstances indicate that these assets may have been impaired. An asset is considered impaired when undiscounted cash flows to be realized from the use of such assets are less than its carrying value. In that event, a loss is determined based on the amount the carrying value exceeds the fair market value of such asset.

CONCENTRATIONS OF CREDIT RISK. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across a number of geographic areas. However, essentially all trade receivables are concentrated in the hospital and health care sectors in the United States and several other countries or with stocking distributors that operate in international markets and, accordingly, are exposed to their respective business, economic and country-specific variables. Although the Company does not currently foresee a concentrated credit risk associated with these receivables, repayment is dependent upon the financial stability of these industry sectors and the respective countries' national economies and health care systems.

At December 31, 1999 and 2000, the Company's allowance for doubtful accounts totaled $1.6 million and $2.3 million, respectively.

                           Wright Medical Group, Inc.

2. Summary of Significant Accounting Policies: (Continued)
INCOME TAXES. Income taxes are accounted for pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement requires the use of the liability method of accounting for deferred income taxes. The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Provisions for federal income taxes are not made on the undistributed earnings of foreign subsidiaries where the subsidiaries do not have the capability to remit earnings in the foreseeable future and when earnings are considered permanently invested. Deferred taxes on these undistributed earnings of foreign subsidiaries at December 31, 1999 and 2000 are not material to the Company's financial position.

REVENUE RECOGNITION. The Company recognizes revenue upon shipment of product to customers. For inventory held on consignment, revenue is recognized when evidence of customer acceptance is obtained. In limited instances, the Company has agreed to repurchase inventory from certain international stocking distributors if such inventory is not acquired by a third party customer. In these instances, revenue is deferred until evidence is obtained that such inventory has been sold to a third party customer. At December 31, 1999 and 2000, deferred revenue related to those arrangements totaled $1.9 million and $2.2 million, respectively.

ADVERTISING COSTS. Advertising costs are expensed as incurred. Advertising costs were not material for the year ended December 31, 1998, for the period from January 1, 1999 through December 7, 1999, for the period from December 8, 1999 through December 31, 1999 or for the year ended December 31, 2000.

RESEARCH AND DEVELOPMENT COSTS. Research and development costs are charged to expense as incurred. In-process research and development activities of $11.7 million acquired in connection with the Wright acquisition were expensed immediately upon consummation of the acquisition (see Note 3).

FOREIGN CURRENCY TRANSLATION. The financial statements of the Company's international subsidiaries are translated into U.S. dollars using the end of period exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the applicable period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income (loss). Gains and losses resulting from transactions denominated in a currency other than the local functional currency are included in other income (expense).

STOCK-BASED COMPENSATION. The Company accounts for stock-based compensation in accordance with SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION." As permitted in that standard, the Company has chosen to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" and related Interpretations. Nonemployee stock-based compensation is accounted for in accordance with SFAS No. 123 and, when applicable, EITF 96-18.

COMPREHENSIVE INCOME (LOSS). Comprehensive income (loss) is defined as the change in equity during a period related to transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between the Company's net income (loss) and comprehensive income (loss) is principally attributable to foreign currency translation.

STOCK SPLIT. In August 2000, the Company's certificate of incorporation was amended increasing its authorized shares for each class of stock and the Board of Directors authorized that all classes of the Company's common stock be split two for one. In June 2001, the Company's Board of Directors approved a resolution whereby, upon successful completion of the public offering described in Note 17, the Company's common shares will be reverse-split 1 for 2.75. All share and per share information in the consolidated financial statements for the Company have been restated to give effect to these adjustments.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the cash equivalents.

                           Wright Medical Group, Inc.

2. Summary of Significant Accounting Policies: (Continued)
The carrying value of accounts receivable, accounts payable and notes payable approximates fair value of these financial instruments at December 31, 1999 and 2000 due to their short maturities or variable rates.

The carrying value of the Company's subordinated notes approximates fair value, evidenced by the issuance of additional subordinated notes in December 2000 with terms substantially similar to the previously issued subordinated notes.

The Company's Series A, Series B and Series C Preferred Stock described in
Note 11 are specialized instruments with various terms and preferential treatment which render it impractical to determine the current fair value.

SUPPLEMENTAL NON-CASH DISCLOSURES. During the period from December 8 to December 31, 1999, the Company issued Series A preferred stock, common stock, warrants and senior subordinated debt totaling $9.8 million as a portion of the total consideration paid to the Wright and Cremascoli shareholders in exchange for all of the outstanding common and preferred stock of Wright and Cremascoli (see Note 3). During 2000, the Company issued Warburg 753,736 shares of
Series C voting preferred stock in exchange for 274,086 shares of Series B non-voting preferred stock. Both the Series C shares received and the Series B shares exchanged are convertible into 376,868 shares of common stock.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the 2000 presentation.

RECENT PRONOUNCEMENTS.  In June 1998, the Financial Accounting Standards Board
(FASB) issued SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS No. 133 establishes accounting and reporting standards that require all derivative instruments to be recorded on the balance sheet as either an asset or liability and measured at fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allow a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires companies to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. This statement was amended by SFAS No. 137 in June 1999 to change the effective date of implementation to fiscal years beginning after June 15, 2000. It was amended again in June 2000 by SFAS No. 138 to address certain implementation issues.

On January 1, 2000, the Company adopted SFAS No. 133, as amended. Currently, the Company is in the process of developing a risk management policy to assist in managing its exposure to foreign currency fluctuations. During 2000, its principal derivative instruments represented certain foreign currency contracts denominated in British pounds sterling to manage currency fluctuations on intercompany sales between certain Cremascoli subsidiaries. As these contracts are not specifically designated as hedges, the change in value is recognized in the accompanying consolidated statement of operations. For the year ended December 31, 2000, the Company recorded $154,000 in gains on these foreign currency contracts. These contracts did not exist prior to 2000 and, thus, had no impact on the Company's or Predecessor Company's operations. At December 31, 2000, foreign currency futures contracts with an aggregate notional amount of L5.0 ($7.4 million) had a fair market value of $267,000 at the adoption date. The Company does not anticipate entering into additional foreign currency contracts until a formalized risk management policy is developed.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "REVENUE RECOGNITION IN FINANCIAL STATEMENTS." SAB No. 101 addresses revenue recognition for transactions not addressed by existing rules and the basic criteria that must be met before registrants can record revenue under existing rules. The Company's accounting policies are in compliance with the provisions of SAB No. 101.

In March 2000, the FASB issued FASB Interpretation Number (FIN) 44, "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION." The interpretation provides guidance for certain issues that arose in the application of APB Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES." This interpretation clarifies (a) the definition of "employee" for purposes of applying Opinion
No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. This interpretation became effective July 1, 2000 but certain

                           Wright Medical Group, Inc.

2. Summary of Significant Accounting Policies: (Continued) conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN 44 did not have a material effect on the Company's financial position and results of operations.

In October 2000, the FASB issued SFAS No. 140, "ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES", a replacement of FASB Statement No. 125. SFAS No. 140 revises the standard for accounting for securitizations, other financial asset transfers and collateral, and introduces new disclosures. The new disclosure requirements must be implemented for fiscal years ending after December 15, 2000. The other provisions of SFAS No. 140 apply prospectively to the transfer of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 carries forward most of the provisions of SFAS No. 125 without amendment. We do not believe that this pronouncement will have a material impact on our results of operations, cash flows or financial position.

3. Acquisitions:

On December 7, 1999, the investment group led by Warburg received from the Company Series A preferred stock, common stock and senior subordinated debt in exchange for $70.0 million in cash. Concurrently, the Company acquired all of the outstanding shares of common and preferred stock of Wright for $9.2 million in cash, of which $3.5 million was placed in escrow (see Note 15), and the issuance of 1,840,000 shares of the Company's Series A preferred stock valued at $5.8 million, 121 shares of common stock valued at $529, 334,545 warrants valued at $193,000 and senior subordinated debt valued at $3.4 million. In addition, the Company borrowed approximately $60.0 million under a term loan as further described in Note 10. This recapitalization and related acquisition was accounted for using the purchase method of accounting and represents the inception of the Company in its present form.

Former Wright shareholders retained a 17% voting interest in the Company after the acquisition. The equity interest of former Wright shareholders that became shareholders of the Company was recorded at its carryover basis. Accordingly, the assets acquired and liabilities assumed in connection with the acquisition were recorded at 17% of their historical carrying value and 83% of their fair value at the date of acquisition. Total consideration paid for the outstanding preferred and common stock of Wright was $21.5 million, including acquisition costs of $2.9 million, and has been allocated as follows (in thousands):

---------------------------------------------------------------------------------
Current assets, excluding inventory.........................             $ 23,509
Inventories.................................................               57,969
Acquired in-process research and development................               11,731
Identifiable intangible assets:
  Completed technology......................................    11,008
  Workforce.................................................     4,825
  Distribution channels.....................................     5,442
  Trademarks................................................     2,372
  Other.....................................................       915
                                                              --------
Total identifiable intangible assets........................               24,562
Other assets................................................               34,601
Goodwill....................................................                9,988
Accounts payable and accrued expenses.......................              (30,466)
Debt........................................................             (100,376)
Other liabilities...........................................              (10,044)
                                                                         --------
                                                                         $ 21,474
                                                                         ========

On December 22, 1999, the Company acquired all of the equity ownership of Cremascoli. The Company paid the Cremascoli stockholders $4.2 million in cash and issued 84,027 shares of its Series A preferred stock valued at $266,000 and senior

                           Wright Medical Group, Inc.

3. Acquisitions: (Continued)
subordinated debt valued at $166,000. Additionally, the Company placed
$14.1 million in escrow consisting of 230,306 shares of Series A preferred stock ($700,000) and senior subordinated debt of $422,000 and the remainder in the form of cash related to this acquisition. These escrowed funds will be released to the Cremascoli stockholders or, in some cases, remitted to the Company or other third parties, pending the completion of a final evaluation of Cremascoli's net assets and the resolution of potential income tax liabilities and environmental matters. None of the escrows had been released as of December 31, 2000. Concurrent with the acquisition of Cremascoli, the investment group led by Warburg contributed cash of $32.0 million to the Company in exchange for the Company's Series A and B preferred stock and senior subordinated debt. In addition, the Company borrowed approximately
$17.7 million (E17.5 million) under a term loan as further described in
Note 10.

The Cremascoli acquisition was accounted for using the purchase method of accounting. Total consideration paid for the outstanding preferred and common stock of Cremascoli was $16.2 million, including acquisition costs of $0.6 million, and has been allocated as follows:

---------------------------------------------------------------------------------
Current assets, excluding inventory.........................             $15,065
Inventories.................................................              15,914
Identifiable intangible assets:
  Completed technology......................................      608
  Workforce.................................................      818
  Distribution channels.....................................   15,298
                                                              -------
Total identifiable intangible assets........................              16,724
Other assets................................................              13,027
Goodwill....................................................               8,218
Accounts payable and accrued expenses.......................             (18,491)
Debt........................................................             (27,693)
Other liabilities...........................................              (6,590)
                                                                         -------
                                                                         $16,174
                                                                         =======

In connection with the acquisitions of Wright and Cremascoli, the Company conducted a valuation of the intangible assets acquired. The value assigned to purchased in-process research and development ("IPRD") was $11.7 million of the purchase price for Wright. There was no IPRD identified for Cremascoli. IPRD represented IPRD that had not yet reached technological feasibility and had no alternative future use. Accordingly, these amounts were expensed in the period from December 8, 1999 to December 31, 1999 following consummation of the acquisition of Wright. The value assigned to IPRD was determined by identifying research projects in areas for which technological feasibility had not been achieved. The value was determined by estimating the costs to develop the IPRD into commercially viable products, estimating the resulting cash flows from such projects, and discounting the net cash flows back to their present value.

The Company estimated costs required to obtain regulatory approvals and has assumed the approvals will be received. Costs related to manufacturing, distribution, and marketing of the products are included in the projections. The resulting cash flows from such projects are based on management's estimates of revenues, cost of sales, research and development costs, sales and marketing, general and administrative, and the anticipated income tax effect. The Company does not expect gross margins or expense levels to significantly change following introduction of these products.

The discount rate utilized in discounting the net cash flows from IPRD was 22% for Wright products. This discount rate reflects uncertainties surrounding the successful development of the IPRD.

The forecast data employed in the analyses was based upon internal product level forecast information. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, management

                           Wright Medical Group, Inc.

3. Acquisitions: (Continued)
believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Unless otherwise noted, forecasts and assumptions have not changed materially from the date the appraisals were completed.

As both the Wright and Cremascoli acquisitions were accounted for using the purchase method of accounting, the results of operations of the acquired businesses are included in the consolidated financial statements of the Company from their respective acquisition dates.

The following unaudited pro forma financial information for the years ended December 31, 1998 and 1999 represents the consolidated results of operations of the Company as if the acquisition of Wright and Cremascoli had occurred on January 1, 1998 and January 1, 1999, respectively. The pro forma financial information excludes the $31.1 million charge to cost of sales related to the step-up of inventory in connection with the Wright and Cremascoli acquisitions (see Note 5) and the charge to operations of $11.7 million related to the purchased IPRD in connection with the Wright acquisition. The pro forma financial information does not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or the results that may occur in the future (in thousands).

---------------------------------------------------------------------------------
                                                                  1998       1999
                                                              --------   --------
Net sales...................................................  $140,503   $141,523
Cost of sales...............................................    53,662     55,476
                                                              --------   --------
Gross margin................................................    86,841     86,047
Selling, general and administrative.........................    74,720     73,077
Research and development....................................     8,574      7,539
Other.......................................................     7,267     15,545
                                                              --------   --------
Operating loss..............................................  $ (3,720)  $(10,114)
                                                              ========   ========
Net loss....................................................  $(19,215)  $(18,091)
                                                              ========   ========

Net loss per share amounts have not been shown as they are not meaningful for comparative purposes to the Company.

4. Transaction and Reorganization Expenses:

The Predecessor Company recorded approximately $6.5 million of transaction and reorganization expenses during the period from January 1, 1999 to December 7, 1999. These costs consisted primarily of $4.8 million of investment banking, consulting and advisory fees incurred by the Predecessor Company to identify and pursue financing alternatives leading up to its December 1999 recapitalization and $1.3 million of management compensation costs where no ongoing service obligations existed.

The Company recorded approximately $3.4 million of transaction and reorganization expenses during the period from December 8, 1999 to December 31, 1999. These amounts were largely attributable to $1.9 million of distributor close out costs incurred to eliminate duplicate distributors upon integrating the Wright and Cremascoli distribution channels and $1.1 million incurred by the Company for recruitment and employee termination expenses based on an assessment of senior management personnel needs following the recapitalization and Cremascoli acquisition.

Costs incurred by the Company that were directly associated with consummating the December 1999 recapitalization and subsequent acquisition of Cremascoli have been included in those respective purchase prices and, accordingly, are not included in transaction and reorganization expenses. As described in Note 3, the Wright and Cremascoli purchase prices include direct acquisition costs of $2.9 million and $600,000, respectively.

                           Wright Medical Group, Inc.

5. Inventories:

Inventories, net of reserves, consist of the following (in thousands):

-----------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,         MARCH 31,
                                                              -------------------          2001
                                                                  1999       2000   (UNAUDITED)
                                                              --------   --------   -----------
Raw materials...............................................  $  1,716   $  1,486     $  1,653
Work-in-process.............................................    20,042      6,384        6,820
Finished goods..............................................    49,308     30,024       28,729
                                                              --------   --------     --------
                                                              $ 71,066   $ 37,894     $ 37,202
                                                              ========   ========     ========

At the dates the Company acquired Wright and Cremascoli (see Note 3), inventories were recorded at stepped-up values pursuant to APB No. 16 requiring an aggregate $31.1 million step-up. This step-up was charged to the statements of operations over a one-year period, representing an estimate of the period over which such inventories were sold. Cost of sales was charged $2.0 million for the period from December 8, 1999 to December 31, 1999 and $29.1 million for the year ended December 31, 2000.

6. Property, Plant and Equipment:

Property, plant and equipment consist of the following (in thousands):

-----------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,         MARCH 31,
                                                              -------------------          2001
                                                                  1999       2000   (UNAUDITED)
                                                              --------   --------   -----------
Land and land improvements..................................  $ 1,512    $ 1,463      $  1,453
Buildings...................................................    4,801      5,207         5,209
Machinery and equipment.....................................   12,921     14,702        14,914
Furniture, fixtures and office equipment....................    3,642      4,278         4,358
Construction in progress....................................      429      2,419         3,630
Loaner instruments..........................................   16,879     27,006        26,948
                                                              -------    -------      --------
                                                               40,184     55,075        56,512
Less: Accumulated depreciation..............................     (234)    (9,992)      (11,016)
                                                              -------    -------      --------
                                                              $39,950    $45,083      $ 45,496
                                                              =======    =======      ========

                           Wright Medical Group, Inc.

6. Property, Plant and Equipment: (Continued)

Depreciation expense approximated $9.2 million for the year ended December 31, 1998, $6.2 million for the period from January 1, 1999 through December 7, 1999, $489,000 for the period from December 8, 1999 through December 31, 1999 and $11.0 million for the year ended December 31, 2000.

7. Intangible Assets:

Intangible assets, which principally result from the recapitalization and acquisition of Cremascoli, consist of the following (in thousands):

---------------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                              -------------------
                                                                  1999       2000
                                                              --------   --------
Completed technology........................................  $11,616    $11,570
Workforce...................................................    5,643      5,580
Distribution channels.......................................   20,740     19,563
Trademarks..................................................    2,372      2,372
Goodwill....................................................   16,583     17,649
Other.......................................................    3,999      4,434
                                                              -------    -------
                                                               60,953     61,168
Less: Accumulated amortization..............................     (466)    (6,487)
                                                              -------    -------
                                                              $60,487    $54,681
                                                              =======    =======

Included in accumulated amortization above was $46,000 and $932,000 related to goodwill at December 31, 1999 and 2000, respectively.

8. Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities consist of the following (in thousands):

-----------------------------------------------------------------------------------------------
                                                                 DECEMBER 31,         MARCH 31,
                                                              -------------------          2001
                                                                  1999       2000   (UNAUDITED)
                                                              --------   --------   -----------
Interest....................................................  $   425    $ 4,519      $ 5,830
Employee benefits...........................................    6,354      8,585        7,087
Settlement and release accrual (See Note 15)................    7,500      7,500           --
Commissions.................................................    1,752      1,860        1,958
Taxes other than income.....................................    2,343      2,964        3,174
Royalties...................................................    2,367      4,510        3,152
Professional fees...........................................    1,595      1,503          753
Transaction and reorganization costs........................    5,165      1,401          929
Deferred revenue............................................    1,864      2,177        2,111
Other.......................................................    7,044      9,821        9,069
                                                              -------    -------      -------
                                                              $36,409    $44,840      $34,063
                                                              =======    =======      =======

                           Wright Medical Group, Inc.

9. Earnings Per Share:

Basic earnings per share is calculated based on the weighted-average shares of common stock outstanding during the period. Diluted earnings per share gives effect to the dilutive effect of common stock equivalents consisting of stock options, warrants and convertible preferred stock (calculated using the treasury stock method). During the period from December 8, 1999 to December 31, 1999, and for the year ended December 31, 2000, diluted earnings per share is not presented as the effect of the Company's common stock equivalents was anti-dilutive, accordingly the computation of weighted average shares for the period December 8 to December 31, 1999 and for the year-ended December 31, 2000 excludes 14,199 and 18,920, respectively, of common share equivalents, consisting of common stock options, warrants and convertible preferred stock due to its anti-dilutive nature.

Net loss applicable to common stockholders for basic and diluted earnings per share purposes is as follows (in thousands):

-------------------------------------------------------------------------------------------------
                                                 FOR THE PERIOD
                                                           FROM
                                                     DECEMBER 8     YEAR ENDED       THREE MONTHS
                                                TO DECEMBER 31,   DECEMBER 31,    ENDED MARCH 31,
                                                           1999           2000               2001
                                                ---------------   ------------   ----------------
Net income (loss).............................    $  (19,899)      $  (39,493)      $     185
Accrued preferred stock dividends.............          (230)          (4,401)         (1,159)
Deemed preferred stock dividend on beneficial
  conversion feature (Note 11)................            --          (13,087)             --
                                                  ----------       ----------       ---------
      Net loss applicable to common
        stockholders..........................    $  (20,129)      $  (56,981)      $    (974)
                                                  ==========       ==========       =========

No earnings per share data is presented for the Predecessor Company as it is considered not meaningful for comparative purposes.

The computation of unaudited pro forma net income (loss) per share includes shares issuable upon the conversion of outstanding shares of convertible preferred stock and related dividends as if such stock was converted at the beginning of the respective period or the date of original issuance, if later (see Notes 11 and 17).

                           Wright Medical Group, Inc.

9. Earnings Per Share: (Continued)
A reconciliation of shares and net income (loss) applicable to common stockholders for unaudited pro forma basic and diluted earnings per share is as follows (in thousands):

----------------------------------------------------------------------------------------------
                                                                 YEAR ENDED       THREE MONTHS
                                                               DECEMBER 31,    ENDED MARCH 31,
                                                                       2000               2001
                                                              -------------   ----------------
Weighted-average number of common shares outstanding........            17               67
Weighted-average effect of assumed conversion of redeemable
  convertible preferred stock and related dividends.........        17,243           18,989
                                                                ----------       ----------
Weighted-average number of common shares outstanding........        17,260           19,056
                                                                ==========
Common share equivalents....................................                          1,881
                                                                                 ----------
Weighted-average number of common and common equivalent
  shares outstanding........................................                         20,937
                                                                                 ==========

Net loss applicable to common stockholders shown above......    $  (56,981)      $     (974)
Reversal of accrued preferred stock dividends...............         4,401            1,159
Reversal of deemed preferred stock dividend on beneficial
  conversion feature (Note 11)..............................        13,087               --
                                                                ----------       ----------
                                                                $  (39,493)      $      185
                                                                ==========       ==========

10. Debt:

Long-term obligations consist of the following (in thousands):

---------------------------------------------------------------------------------
                                                                 DECEMBER 31,
                                                              -------------------
                                                                  1999       2000
                                                              --------   --------
Notes payable...............................................  $ 78,172   $ 72,876
Senior subordinated notes...................................    41,225     45,451
Capitalized lease obligations...............................     3,233      2,352
                                                              --------   --------
                                                               122,630    120,679
Less: current portion.......................................    (5,453)    (8,396)
                                                              --------   --------
                                                              $117,177   $112,283
                                                              ========   ========

On December 7, 1999, the Company entered into a credit agreement with a syndicate of banks (the "Credit Agreement") for a $60.0 million term loan. The term loan bears interest at the Euro rate plus 3.25% (9.44% and 9.69% at December 31, 1999 and 2000, respectively). The loan is due in semi-annual installments beginning June 30, 2000 through the maturity date of December 7, 2005. Under the Credit Agreement, the Company also has available to it a $5.0 million revolving line of credit. Borrowings under the revolving line of credit bear interest at the Alternative Base Rate plus 2.25% (10.75% and 11.75% at December 31, 1999 and 2000, respectively). There was no outstanding balance on the revolving line of credit as of December 31, 2000. During 2000, the average amount outstanding under the revolving line of credit was approximately $13,000 and the maximum amount outstanding during this period was $1.0 million. The balance outstanding on the revolving line of credit was $1.0 million at December 31, 1999. A commitment fee of 0.5% is charged on the unused portion of the revolving line of credit. All borrowings under the Credit Agreement are collateralized by the accounts receivable, fixed assets, intangible assets and

                           Wright Medical Group, Inc.

10. Debt: (Continued)
inventories of the Company. A fronting fee of 0.25% per year and a letter of credit fee of 3.25% per year is required on any related letter of credit guarantees. At December 31, 1999 and 2000, the Company had $2.2 million and $1.9 million, respectively, of letters of credit issued pursuant to this revolving line of credit.

On December 22, 1999, the Company entered into a second credit agreement with the same syndicate of banks (the "Second Credit Agreement") for a E17.5 million term loan ($17.7 million at December 22, 1999). The term loan bears interest at the Euribo rate plus 0.25% (3.72% and 5.10% at December 31, 1999 and 2000, respectively) and matures November 21, 2005. All borrowings under the Second Credit Agreement are secured by certain assets of Cremascoli, primarily receivables and cash. The loan has a principal balance of $17.7 million and $15.6 million at December 31, 1999 and 2000, respectively. The loan requires that a specified percentage of the loan principal be paid every June 30 and December 31 until maturity on November 21, 2005. Under the Second Credit Agreement, the Company also has available to it a 5.0 million Euros revolving line of credit agreement. No amounts have been borrowed under this revolving line of credit since its issuance.

The Second Credit Agreement also required the Company to establish an irrevocable letter of credit of $25.0 million as additional security. This letter of credit agreement requires a 0.25% fronting fee, a 0.5% commitment fee and a 3.25% credit fee. The letter of credit amount established under this arrangement has been reduced to $24.6 million at December 31, 2000.

Letter of credit fees expensed by the Company approximated $27,000 for the period from December 8, 1999 to December 31, 1999 and $947,000 for the year ended December 31, 2000.

The Credit Agreement and Second Credit Agreement place various restrictions on the Company which limit, among other things, additional indebtedness, acquisitions, consolidations, mergers, sales of all or substantially all of the Company's assets, and transactions with affiliates. Additionally, the Company must comply on a quarterly basis with specific financial ratios set forth in the Credit Agreement.

In connection with the acquisitions of Wright and Cremascoli discussed in
Note 3, the Company issued $41.2 million in Senior Subordinated Notes (the "Notes"). The Notes, which are due December 2006, bear interest at 10%. Interest on the Notes is payable quarterly beginning April 1, 2000. At the option of the Company, the amount of interest due and payable April 1, 2000 and each quarter thereafter may be added to the unpaid principal of the Notes. The Company, at its option, may prepay the Notes in whole or in part at any time without premium or penalty. The Notes are subordinated in right of payment to amounts due under the Credit Agreement and the Second Credit Agreement. During 2000, the Company issued an additional $4.3 million of Notes to certain stockholders and members of management. At December 31, 1999 and 2000, the Company has accrued, but not paid, interest of $226,000 and $4.5 million, respectively, related to these Notes.

At December 7, 1999, the Predecessor Company had outstanding $85.0 million of Series D Senior Secured Step-Up Notes (the "Step-Up Notes"). The Step-Up Notes bore interest at 12.25% and were scheduled to mature on July 1, 2000. At December 7, 1999, the Predecessor Company also had available a revolving line of credit agreement with Foothill Capital Corporation ("Foothill") that provided for borrowing of up to $30.0 million and bore interest at prime plus 1.5%. The balance outstanding under the Foothill line of credit was approximately
$14.3 million at December 7, 1999. As a result of the Predecessor Company's failure to make its coupon interest payment due on the Step-Up Notes on July 1, 1999, the Predecessor Company was in default on both the Step-Up Notes and the Foothill line of credit. The Predecessor Company entered into a number of forbearance agreements with its lenders. The Predecessor Company paid and expensed fees totaling $200,000 in connection with these forbearance agreements during the period from January 1, 1999 to December 7, 1999. No action was taken against the Predecessor Company with respect to the defaulted Step-Up Notes. In connection with the acquisition of the Predecessor Company on December 7, 1999, the Company paid off the balance outstanding on the Foothill line of credit. In addition, in December 1999, the Company irrevocably placed funds totaling
$95.8 million in an escrow account to defease the Step-Up Notes and pay the interest due on the Step-Up Notes. Accordingly, the Company no longer recognized the Step-Up Notes as a liability in the accompanying consolidated balance sheet as of December 31, 1999. The Step-Up Notes and related interest due were subsequently paid on January 2, 2000 out of the funds held in the escrow account.

                           Wright Medical Group, Inc.

10. Debt: (Continued)
The Company has acquired certain property and equipment pursuant to capital leases. These leases have various maturity dates ranging from one to seven years with interest rates ranging from 4.14% to 8.98%. At December 31, 2000, future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments, is as follows (in thousands):

----------------------------------------------------------------------
                                                                AMOUNT
                                                              --------
2001........................................................   $  850
2002........................................................      621
2003........................................................      600
2004........................................................      534
2005........................................................      165
Thereafter..................................................      136
                                                               ------
Total minimum payments......................................    2,906
Less amount representing interest...........................     (554)
                                                               ------
Present value of minimum lease payments.....................    2,352
Current portion.............................................     (671)
                                                               ------
Long-term portion...........................................   $1,681
                                                               ======

                           Wright Medical Group, Inc.

10. Debt: (Continued)

Aggregate annual maturities of the Company's long-term obligations at December 31, 2000, excluding capitalized leases, are as follows (in thousands):

----------------------------------------------------------------------
2001........................................................  $  7,725
2002........................................................    11,129
2003........................................................    14,829
2004........................................................    19,243
2005........................................................    19,950
Thereafter..................................................    45,451
                                                              --------
                                                              $118,327
                                                              ========

Interest expense totaled $14.3 million for the year ended December 31, 1998, $13.2 million for the period from January 1, 1999 to December 7, 1999, $2.1 million for the period from December 8, 1999 to December 31, 1999 and $12.9 million for the year ended December 31, 2000.

11. Capital Stock:

COMMON STOCK. The Company is authorized to issue up to 100,000,000 shares of Common Stock. The Company has 70,586,072 shares of Common Stock available for future issuance at December 31, 2000.

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK. Convertible preferred stock outstanding consists of the following (in thousands except par value):

---------------------------------------------------------------------------------------------
                                                                     DECEMBER 31,   MARCH 31,
                                                              -------------------        2001
                                                                 1999       2000    (UNAUDITED)
                                                              --------   --------   ---------
Series A convertible, mandatorily redeemable preferred
  stock, $.01 par value (shares authorized -- 50,000, issued and outstanding -- 14,434 in 1999, 14,434 in 2000 and
  14,434 as of March 31, 2001)..............................  $45,885    $45,885      $45,885
Series B convertible, mandatorily redeemable preferred
  stock, $.01 par value (shares authorized -- 30,000, issued and outstanding -- 7,890 in 1999, 7,513 in 2000 and 7,513
  at March 31, 2001)........................................   24,982     23,789       23,789
Series C convertible, mandatorily redeemable preferred
  stock, $.01 par value (shares authorized -- 20,000, issued and outstanding -- none in 1999, 5,364 in 2000 and 5,479
  at March 31, 2001)........................................       --     21,580       21,761
                                                              -------    -------    ---------
                                                              $70,867    $91,254      $91,435
                                                              =======    =======    =========

The Company is authorized to issue up to 50,000,000 shares of Series A Convertible Preferred Stock (the Series A Preferred Stock). The holders of Series A Preferred Stock are entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Series A Preferred Stock is convertible. Each share of Series A Preferred Stock may be converted at any time at the option of the holder into shares of Common Stock at the Series A Conversion Rate, as defined, in the Company's Certificate of Incorporation. The Series A Preferred Stock is mandatorily convertible into shares of Common Stock at the Series A Conversion Price at any time upon the closing of an underwritten public offering. The Company is required to redeem one third of the then outstanding shares of Series A Preferred Stock on the 8th day of December of each of the years 2006 through 2008 at a price equal to the Series A Conversion Price ($4.35 per share), plus accrued but unpaid dividends. Series A Preferred stockholders are entitled to receive dividends at 6% per year. The dividends are cumulative and compound quarterly. In

                           Wright Medical Group, Inc.

11. Capital Stock: (Continued)
the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to a preferential distribution to be paid out of the assets of the Company available for distribution after payment of all debts and liabilities of the Company. At December 31, 2000, the aggregate preferential distribution for the Series A Preferred Stock approximates $48.8 million, including accrued and unpaid dividends of approximately $2.9 million.

The Company is authorized to issue up to 30,000,000 shares of Series B Non-Voting Convertible Preferred Stock (the Series B Preferred Stock). Each share of Series B Preferred Stock may be converted at any time at the option of the holder into shares of Common Stock at the Series B Conversion Rate, as defined, in the Company's Certificate of Incorporation. The Company is required to redeem one third of the then outstanding shares of Series B Preferred Stock on the 8th day of December of each of the years 2006 through 2008 at a price equal to the Series B Conversion Price ($4.35 per share), plus accrued but unpaid dividends. Series B Preferred stockholders are entitled to receive dividends at 6% per year. The dividends are cumulative and compound quarterly. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to a preferential distribution to be paid out of the assets of the Company available for distribution after payment of all debts and liabilities of the Company. At December 31, 2000, the aggregate preferential distribution for the Series B Preferred Stock approximates $25.3 million, including accrued and unpaid dividends of approximately $1.5 million.

The Company is authorized to issue up to 20,000,000 shares of Series C Convertible Preferred Stock (the Series C Preferred Stock). Each share of
Series C Preferred Stock may be converted at any time at the option of the holder into shares of Common Stock at the Series C Conversion Rate, as defined, in the Company's Certificate of Incorporation. The Company is required to redeem one third of the then outstanding shares of Series C Preferred Stock on the 8th day of December of each of the years 2006 through 2008 at a price equal to the Series C Conversion Price ($4.35 per share), plus accrued but unpaid dividends. Series C Preferred stockholders are entitled to receive dividends at 6% per year. The dividends are cumulative and compound quarterly. In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock are entitled to a preferential distribution to be paid out of the assets of the Company available for distribution after payment of all debts and liabilities of the Company. At December 31, 2000, the aggregate preferential distribution for the Series C Preferred Stock approximates $8.7 million, including accrued and unpaid dividends of approximately $178,000.

During 2000, the Company issued Series C Preferred Stock to both management and existing investors. The issuance of this stock to management resulted in a stock based compensation expense of $3.8 million for the difference between the deemed fair value of the stock for accounting purposes and the issuance price of the Series C Preferred Stock. Additionally, a deemed preferred stock dividend of $13.1 million was incurred by the Company for the issuance of this stock to the existing investors.

Currently, dividend rights pursuant to each series of preferred stock are restricted by the Company's senior indebtedness (See Note 10).

WARRANTS. In connection with the December 1999 recapitalization, the Company issued warrants to stockholders to purchase an aggregate of 727,273 shares of the Company's Common Stock at an exercise price of $4.35 per share. The fair value of these warrants at the time of the issuance of $420,000 was recorded as additional paid-in-capital. The exercise price and the number of shares that can be acquired through the warrants are subject to adjustment in certain situations to prevent dilution of the warrants. The warrants are exercisable at any time after issuance and, unless exercised, expire ten years from the date of issuance. The warrants do not entitle the holders to any voting rights. The holders of warrants are entitled to share in the assets of the Company in the event of reorganization, consolidation, merger, or sale of the Company's assets on the same basis as holders of Common Stock. In the case of certain consolidations or mergers of the Company, or the sale of all or substantially all of the assets of the Company, each warrant shall be exercisable for the right to receive the same consideration to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto. No warrants were exercised during the period from December 8, 1999 to December 31, 1999 and the year ended
December 31, 2000.

                           Wright Medical Group, Inc.

11. Capital Stock: (Continued)
The Predecessor Company had two classes of common stock and three classes of preferred stock authorized for issuance. The preferred stock accumulated dividends at rates ranging from 11% to 24.97% during the year ended
December 31, 1998 and for the period from January 1, 1999 to December 7, 1999. Dividend amounts accrued but not paid during the year ended December 31, 1998 and for the period from January 1, 1999 to December 7, 1999 were $13.9 million and $14.1 million, respectively. In connection with the Company's acquisition of the Predecessor Company's common and preferred stock, all accrued and unpaid preferred stock dividends approximating $39.5 million were discharged.

12. Stock Option Plan:

During 1998 and the period from January 1, 1999 to December 7, 1999, the Predecessor Company had two fixed stock option plans for employees, two stock option plans for non-employees, which principally included the distributors of the Predecessor Company's products, and a distributor stock purchase plan. Generally, Wright's stock option plans granted options to purchase Common Stock and, in certain instances, Wright's Series A Preferred Stock. Under these two fixed stock option plans, options generally became exercisable in installments of 25% annually in each of the first through fourth anniversaries of the grant date and had a maximum term of ten years. Under the fixed stock option plans, the exercise price of each option equaled the market price, as internally determined based on certain factors, of Wright's respective stock on the date of grant. During the year ended December 31, 1998 and for the period from January 1, 1999 to December 7, 1999, the Predecessor Company expensed $176,000 and $523,000, respectively, related to the non-employee stock option plans. Effective with the acquisition of Wright by the Company, the stock option plans and distributor purchase plan were terminated.

On December 7, 1999, the Company approved and adopted the 1999 Equity Incentive Plan (the "Plan"). The Plan authorizes the granting of options to purchase up to 4,500,000 shares of Common Stock and 160,000 shares of Series A Preferred Stock. Under the Plan, options to purchase Common Stock generally are exercisable in increments of 25% annually in each of the first through fourth anniversaries of the date of grant. Options to purchase Series A Preferred Stock are immediately exercisable upon issuance. The options expire after ten years.

A summary of the Company's stock option activity is as follows (shares in thousands):

-------------------------------------------------------------------------------------------------------
                                                        COMMON STOCK               PREFERRED STOCK
                                                  -------------------------   -------------------------
                                                              WEIGHTED AVG.               WEIGHTED AVG.
                                                    SHARES   EXERCISE PRICE     SHARES   EXERCISE PRICE
                                                  --------   --------------   --------   --------------
Balance, December 7, 1999.......................       --              --         --               --
Granted.........................................      291     $      4.35        116      $      0.87
Exercised.......................................       --              --         --               --
Forfeited or expired............................       --              --         --               --
                                                  -------     -----------      -----      -----------
Outstanding at December 31, 1999................      291     $      4.35        116      $      0.87
Granted.........................................    2,521     $      4.35         --               --
Exercised.......................................       --              --         --               --
Forfeited or expired............................     (299)    $      4.35         --               --
                                                  -------     -----------      -----      -----------
Outstanding at December 31, 2000................    2,513     $      4.35        116      $      0.87
                                                  =======     ===========      =====      ===========

As of December 31, 2000, there were options for 72,734 shares of Common Stock exercisable at a weighted average price of $4.35 per share. All of the options to purchase Series A Preferred Stock are exercisable at December 31, 2000. The weighted average remaining contractual life for all options to purchase Common Stock and Series A Preferred Stock is 9.2 years.

As permitted by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. Accordingly, compensation cost has been recognized only to the extent that

                           Wright Medical Group, Inc.

12. Stock Option Plan: (Continued)
the fair market value of the stock exceeds the exercise price of the stock option at the date of the grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the stock options at the grant dates for awards under those plans consistent with SFAS No. 123, the Company's net loss for the period December 8, 1999 to December 31, 1999 and the year ended December 31, 2000 would have been increased to the following pro forma amounts (in thousands, except per share amounts):

---------------------------------------------------------------------------------------------------------
                                                               PERIOD FROM     PERIOD FROM
                                                 YEAR ENDED   JANUARY 1 TO   DECEMBER 8 TO     YEAR ENDED
                                               DECEMBER 31,    DECEMBER 7,    DECEMBER 31,   DECEMBER 31,
                                                       1998           1999            1999           2000
                                               ------------   ------------   -------------   ------------
Net loss:
  As reported................................  $   (24,171)   $   (20,456)    $   (19,899)   $   (39,493)
  Pro forma..................................  $   (24,932)   $   (20,820)    $   (19,930)   $   (40,408)
Basic and diluted net loss per share:
  As reported................................                                 $(27,918.17)   $ (3,405.71)
  Pro forma..................................                                 $(27,961.17)   $ (3,460.40)
Pro forma basic and diluted net loss per
  share (unaudited):
  As reported................................                                                $     (2.29)
  Pro forma..................................                                                $     (2.34)

The fair value of each option is estimated on the date of grant using the minimum value methodology promulgated by SFAS No. 123. This methodology is used as the Company's shares are not presently publicly traded. The weighted average fair value in excess of intrinsic value of the Company's options was $3.14 per share for the period from December 8, 1999 to December 31, 1999 and $2.41 per share at December 31, 2000. In applying the minimum value methodology, the Company used a risk free interest rate of 3.38% for 1998, 4.25% for the period from December 8, 1999 to December 31, 1999 and rates between 4.25% and 6.5% in 2000 with an expected option life of 10 years for 1998 and 7 years for the 1999 and 2000 periods. Additionally, the Company assumed a dividend yield of zero percent and a volatility of zero percent. The Predecessor Company did not grant options in the period from January 1 to December 7, 1999.

DISTRIBUTOR STOCK PURCHASE PLAN. In September 2000, a group of independent distributors for the Company was granted a total of 21,182 Common Stock options under the Plan. The distributors were given options to purchase Common Stock, exercisable in 25% increments on the first through fourth anniversaries of the date of grant, at $4.35 per share. The options expire after ten years. In addition, a group of independent distributors was granted a total of 46,846 shares of Common Stock under the Plan.

In connection with the issuance of certain stock options to employees and the distributor stock grant discussed above, the Company incurred a stock-based compensation liability in the aggregate amount of $4.0 million representing the difference between the deemed fair value of the Company's Common Stock for accounting purposes and the exercise price of stock or stock options at the date of grant. The Company will recognize this stock-based compensation over the respective vesting period. For the year ended December 31, 2000, stock-based compensation expense of $1.2 million was recorded in the accompanying statement of operations related to these stock options and stock grants. As of December 31, 2000, the remaining stock-based compensation will be recognized as follows: $919,000 in 2001, $783,000 in 2002, $706,000 in 2003 and $426,000 in
2004. The amount of the remaining stock-based compensation expense to be recorded in future periods could decrease if the related options are forfeited.

                           Wright Medical Group, Inc.

13. Income Taxes:

The components of the Company's loss before income taxes are as follows (in thousands):

----------------------------------------------------------------------------------------------------
                                PREDECESSOR COMPANY                           COMPANY
                        ------------------------------------   -------------------------------------
                                                 PERIOD FROM         PERIOD FROM
                               YEAR ENDED       JANUARY 1 TO       DECEMBER 8 TO          YEAR ENDED
                        DECEMBER 31, 1998   DECEMBER 7, 1999   DECEMBER 31, 1999   DECEMBER 31, 2000
                        -----------------   ----------------   -----------------   -----------------
Domestic..............       $(23,839)          $(21,654)           $(17,619)           $(29,608)
Foreign...............           (230)             1,388              (2,305)             (8,344)
                             --------           --------            --------            --------
Loss before income
  taxes...............       $(24,069)          $(20,266)           $(19,924)           $(37,952)
                             ========           ========            ========            ========

The components of the provision (benefit) for income taxes are as follows (in thousands):

--------------------------------------------------------------------------------------------------------
                                    PREDECESSOR COMPANY                           COMPANY
                            ------------------------------------   -------------------------------------
                                                     PERIOD FROM         PERIOD FROM
                                   YEAR ENDED       JANUARY 1 TO       DECEMBER 8 TO          YEAR ENDED
                            DECEMBER 31, 1998   DECEMBER 7, 1999   DECEMBER 31, 1999   DECEMBER 31, 2000
                            -----------------   ----------------   -----------------   -----------------
Current provision
  (benefit):
  Domestic:
    Federal...............       $     --           $ (2,482)           $   (173)           $   (376)
    State.................             --               (304)                (22)                (46)
  Foreign.................            (35)               190                (723)                392
Deferred provision
  (benefit):
  Domestic:
    Federal...............         (6,363)            (3,544)             (1,738)             (9,050)
    State.................           (780)              (434)               (212)             (1,109)
  Foreign.................         (1,394)                --                (122)             (3,354)
  Adjustment to valuation
    allowance.............          8,674              6,764               2,965              15,084
                                 --------           --------            --------            --------
Total.....................       $    102           $    190            $    (25)           $  1,541
                                 ========           ========            ========            ========

                           Wright Medical Group, Inc.

13. Income Taxes: (Continued)
A reconciliation of the statutory federal income tax provision (benefit) to the Company's actual income tax provision (benefit) is as follows (in thousands):

--------------------------------------------------------------------------------------------------------
                                    PREDECESSOR COMPANY                           COMPANY
                            ------------------------------------   -------------------------------------
                                                     PERIOD FROM         PERIOD FROM
                                   YEAR ENDED       JANUARY 1 TO       DECEMBER 8 TO          YEAR ENDED
                            DECEMBER 31, 1998   DECEMBER 7, 1999   DECEMBER 31, 1999   DECEMBER 31, 2000
                            -----------------   ----------------   -----------------   -----------------
Income tax benefit at
  statutory rate..........       $ (8,218)          $ (6,890)           $ (6,774)           $(12,904)
State tax benefit.........           (958)              (527)               (518)               (987)
Change in valuation
  allowance...............          8,674              6,764               2,965              15,084
Write-off of acquired
  in-process research and
  development.............             --                 --               3,989                  --
Goodwill amortization.....            556                510                  14                 300
Other, net................             48                333                 299                  48
                                 --------           --------            --------            --------
Total.....................       $    102           $    190            $    (25)           $  1,541
                                 ========           ========            ========            ========

The significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows (in thousands):

----------------------------------------------------------------------------------------------
                                                         DECEMBER 31, 1999   DECEMBER 31, 2000
                                                         -----------------   -----------------
Deferred tax assets:
Operating loss carryforwards...........................       $29,593             $29,447
Reserves and allowances................................        12,900              14,095
Amortization...........................................        10,342               8,841
Other..................................................         5,970               7,523
Valuation allowance....................................       (25,285)            (40,369)
                                                              -------             -------
Total deferred tax assets..............................        33,520              19,537
                                                              =======             =======
Deferred tax liabilities:
Depreciation...........................................         1,742               2,137
Inventory write-up.....................................        11,232                  --
Acquired intangible assets.............................        15,597              13,425
Other..................................................         3,418               3,655
                                                              -------             -------
Total deferred tax liabilities.........................        31,989              19,217
                                                              -------             -------
Net deferred tax assets................................       $ 1,531             $   320
                                                              =======             =======

The Company has provided a valuation allowance against all of its net deferred tax assets for United States federal income tax purposes and a portion of its net deferred tax assets for foreign income tax purposes because, given the Company's history of operating losses, the realizability of these assets is uncertain. The Company's assessment of the need for a valuation allowance could change in the future based on the Company's future operating results.

At December 31, 2000, the Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $57.7 million, which expires in 2010 through 2018. Additionally, the Company has credit carryforwards of approximately $1.1 million, which expire through 2010. The use of the net operating loss carryforwards and credit carryforwards is subject to annual limitations.

At December 31, 2000, the Company has foreign net operating loss carryforwards of approximately $19.5 million, which expire in 2003 through 2006. The use of the net operating loss carryforwards is subject to annual limitations.

                           Wright Medical Group, Inc.

14. Employee Benefit Plans:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers employees who are 21 years of age and over. Under this plan, the Company matches voluntary employee contributions at a rate of 100% for the first 2% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in the Company's contributions after five years of service with the Company. The Company's expense related to the plan was $550,000 in 2000. The Company's expense related to the plan was not material for the period from December 8, 1999 to December 31, 1999.

Prior to its acquisition by the Company, the Predecessor Company sponsored a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covered employees who were 21 years of age and over. The Predecessor Company had the option to contribute annually to the plan shares of the Predecessor Company's stock as determined by the Board of Directors and matched employee's voluntary contributions at rates of 100% of the first 2% of an employee's annual compensation, and 50% of the next 2% of an employee's annual compensation. Employees vested in the Predecessor Company's contributions after five years. The Predecessor Company's expense related to this plan was approximately $548,000 for the year ended December 31, 1998 and $500,000 for the period from January 1, 1999 to December 7, 1999.

15. Commitments and Contingencies:

The Company leases certain equipment under non-cancelable operating leases. Rental expense under operating leases approximated $1.3 million for the year ended December 31, 1998, $1.0 million for the period from January 1, 1999 to December 7, 1999, $56,000 for the period from December 8, 1999 to December 31, 1999 and $1.7 million for the year ended December 31, 2000. Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining lease terms of one year or more, are as follows at December 31, 2000 (in thousands):

-----------------------------------------------------------------------
                                                              OPERATING
YEAR                                                             LEASES
----                                                          ---------
2001........................................................   $1,668
2002........................................................    1,387
2003........................................................      759
2004........................................................      387
2005........................................................      240
Thereafter..................................................      134
                                                               ------
                                                               $4,575
                                                               ======

On June 30, 1993, the Predecessor Company acquired substantially all the assets of the large joint orthopaedic implant business from Dow Corning Corporation
(DCC). DCC retains liability for matters arising from certain conduct of DCC prior to June 30, 1993. As such, DCC has agreed to indemnify the Predecessor Company against all liability for all products manufactured prior to the acquisition except for products provided under the Predecessor Company's 1993 agreement with DCC pursuant to which the Predecessor Company purchased certain small joint orthopaedic implants for worldwide distribution.

The Predecessor Company was notified in May 1995 that DCC, which filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code, would no longer defend the Predecessor Company in such matters until it received further direction from the bankruptcy court. Based on the most recent plan of reorganization submitted to the court, it appears that the Predecessor Company would be considered an unsecured creditor and, under the terms of the plan, would receive 24% of any such claim as a cash payment with the remainder to be paid by a senior note due within ten years. There are several appeals regarding the confirmed plan of reorganization pending before the U.S. District Court in Detroit, Michigan, which have delayed implementation of the plan.

                           Wright Medical Group, Inc.

15. Commitments and Contingencies: (Continued)
There can be no assurance that DCC will indemnify the Predecessor Company or the Company on any claims in the future. Although neither the Predecessor Company nor the Company maintains insurance for claims arising on products sold by DCC, the Company does not believe the outcome of any of these matters will have a material adverse effect on the Company's financial position or results of operations.

In January 1996, the Predecessor Company entered into an agreement with a licensor of intellectual property (the "Licensor") to acquire an option to purchase rights to patents, ideas and designs related to certain spinal product designs. In January 1997, the Predecessor Company entered into an additional agreement with the same Licensor to purchase rights to patents, ideas and designs related to additional spinal product designs. Both agreements required guaranteed royalties to be paid to the Licensor over a period of years.

In January 1999, the Predecessor Company entered into an exclusive license agreement with a third party orthopaedic company whereby the Predecessor Company sold its rights related to these spinal product designs for an up front
$3.5 million license fee and royalties based upon future product sales. The Licensor filed a complaint in the United States District Court against the Predecessor Company alleging breach of contract and other charges related to the licensing of these spinal product designs to this third party. As this licensing arrangement was contested by the Licensor, the Predecessor Company deferred revenue on the $3.5 million license fee it had received.

As of December 31, 1999 and 2000, the Company had recorded a liability of $7.5 million for the estimated amount of settlement, which included the reclassification of the $3.5 million deferred license fee, in accrued expenses and other current liabilities in the accompanying balance sheet. In
January 2001, the Company and the Licensor executed a settlement and release agreement (the "S & R Agreement"). The Licensor and the Company agreed to irrevocably release and discharge the other party from any previous claims related to these spinal product designs. By February 28, 2001, the Company had fully paid its obligation to the Licensor. A portion of the proceeds
($3.5 million) to settle this liability came from the escrow established in connection with the acquisition of Wright (see Note 3).

During March 1998, the Company filed a complaint for injunctive relief in the Chancery Court of Shelby County, Tennessee, against a former employee of the Company. In the complaint, the Company alleged that this former employee violated a "trade secrets" employment contract provision and had developed a calcium sulfate bone void filler product to compete against the Company's similar product. The court initially granted a temporary injunction barring the defendant from participating in direct competition against the Company in the calcium sulfate bone void filler market.

During 1999, the court set aside the temporary injunction and, in March 2000, conducted a hearing on the defendant's charges from being wrongfully enjoined. In May 2000, the court entered a judgement in favor of the defendant awarding the defendant compensatory damages of $4.8 million and punitive damages of $4.8 million. Additionally, the court awarded the defendant ongoing compensatory damages of $408,000 per month for the next twelve months or until final resolution of this case, whichever comes first, and assessed the Company for related court costs.

The Company filed an appeal of this judgement to the Tennessee Court of Appeals. In connection with this appeal, the Company was required to post a $5.0 million bond which prohibits the defendant from issuing an attachment or levy upon the Company's assets. The Company has filed its brief with the Court of Appeals alleging numerous causes of defense.

Management has vigorously challenged the trial court's findings in the court of appeals. We seek a reversal, in part, on our belief that the defendant wrongfully used the Company's trade secrets and should be enjoined from using the Company's proprietary information. Management believes that the positions taken by the Company are sound and are supported by Tennessee legal precedent. Additionally, management believes if an adverse outcome related to this appeal did occur, a portion of such judgement would be subject to reimbursement from the Company's applicable insurance carrier. Accordingly, management does not believe that the resolution of this matter will have a material adverse effect on the Company's financial position or results of operations.

                           Wright Medical Group, Inc.

15. Commitments and Contingencies: (Continued)
In March 2000, Howmedica Osteonics Corp. served a lawsuit against the Company alleging patent infringement. The lawsuit seeks an order of infringement, injunctive relief, compensatory damages and various other costs and relief. The Company believes it has strong defenses against this claim and intends to vigorously defend this lawsuit. The Company also believes this claim is, in part, covered pursuant to the Company's patent infringement insurance. Management does not believe that the outcome of this claim will have a material adverse effect on the Company's financial position or results of operations.

In 1999, groundwater contamination was detected at our Arlington, Tennessee facility. The Company is presently negotiating the terms of further investigation with state environmental officials, however, based on the Company's current assessment, it does not believe it will have a significant effect on the Company's financial position and results of operations.

The Company is subject to various legal proceedings, product liability claims and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters will not materially affect the results of operations or financial position of the Company.

In the Company's normal course of operations, it will enter into various royalty agreements with third party surgeons and consultants. Minimum guaranteed payments under royalty or other consultant agreements are as follows at December 31, 2000 (in thousands):

----------------------------------------------------------------------
YEAR                                                           AMOUNT
----                                                          --------
2001........................................................   $2,623
2002........................................................    1,452
2003........................................................      938
2004........................................................      764
2005........................................................       10
Thereafter..................................................       38
                                                               ------
                                                               $5,825
                                                               ======

16. Segment Data:

The Company has one reportable segment, orthopaedic products, which includes the design, manufacture and marketing of reconstructive joint devices and bio-orthopaedic products. The Company manages its business primarily on a geographic basis. These geographic business units consist of operations the United States, Europe and Other (which principally represents Canada, South America, Mexico, Japan and the Pacific Rim). The Company evaluates performance based on operating income of each geographic business unit. Identifiable assets are those assets used exclusively in the operations of each business segment. Revenues attributed to each geographic unit are based on the location in which the sale originated.

                           Wright Medical Group, Inc.

16. Segment Data: (Continued)
Net sales of orthopaedic products by category and information by geographic area are as follows (in thousands):

---------------------------------------------------------------------------------------------------
                                                         PERIOD FROM     PERIOD FROM
                                           YEAR ENDED   JANUARY 1 TO   DECEMBER 8 TO     YEAR ENDED
                                         DECEMBER 31,    DECEMBER 7,    DECEMBER 31,   DECEMBER 31,
                                                 1998           1999            1999           2000
Net Sales by Product Line:               ------------   ------------   -------------   ------------
Knees..................................    $ 56,116       $ 52,753        $  3,448       $ 62,889
Hips...................................      28,330         23,596           1,912         47,690
Extremities............................      13,675         13,774             836         17,271
Biologics..............................       4,869          7,367             896         20,996
Other..................................       3,982          3,704             884          8,706
                                           --------       --------        --------       --------
Total..................................    $106,972       $101,194        $  7,976       $157,552
                                           ========       ========        ========       ========
Net Sales by Geographic Business Unit:
United States..........................    $ 94,792       $ 90,589        $  7,144       $113,323
Europe.................................       8,837          7,499             714         41,018
Other..................................       3,343          3,106             118          3,211
                                           --------       --------        --------       --------
Total..................................    $106,972       $101,194        $  7,976       $157,552
                                           ========       ========        ========       ========
Operating Income (Loss):
United States..........................    $ (9,591)      $ (7,878)       $(16,193)      $(19,731)
Europe.................................         961          1,153          (1,637)        (5,149)
Other..................................        (111)           271            (118)           244
                                           --------       --------        --------       --------
Total..................................    $ (8,741)      $ (6,454)       $(17,948)      $(24,636)
                                           ========       ========        ========       ========

                                                                        DECEMBER 31,   DECEMBER 31,
                                                                                1999           2000
                                                                       -------------   ------------
Long-lived Assets:
United States..........................                                   $ 67,501       $ 68,488
Europe.................................                                     32,280         30,414
Other..................................                                        656            862
                                                                          --------       --------
Total..................................                                   $100,437       $ 99,764
                                                                          ========       ========

Sales to United States-based customers, aggregated $77.6 million, $73.8 million, $5.7 million, and $95.0 million for the year ended December 31, 1998, for the period from January 1 to December 7, 1999, for the period from December 8 to December 31, 1999, and for the year ended December 31, 2000, respectively. These sales along with United States export sales are included in United States sales in the above table.

17. Proposed Offering:

In January 2001, the Company's Board of Directors authorized management to pursue a registration with the SEC to sell shares of the Company's Common Stock to the public at an offering price to be determined. Upon completion of the Company's initial public offering as described in the applicable registration statement, all outstanding redeemable convertible preferred stock and related accrued dividends will be converted into shares of Common Stock. Accordingly, the unaudited pro forma March 31, 2001 balance sheet reflects the Company's financial position as of that date to give effect to the conversion.

                           Wright Medical Group, Inc.

18. Subsequent Events:

On April 11, 2001, the FDA sent the Company a "warning letter" stating that the FDA believes ALLOMATRIX-TM- Injectable Putty is a medical device that is subject to the premarket clearance requirement. The Company believes that ALLOMATRIX-TM-Injectable Putty and some of its other allograft-based products are human tissue and therefore are not subject to FDA approval as a medical device. However, the FDA may require the Company to submit a marketing application to obtain clearance for ALLOMATRIX-TM- Injectable Putty as a medical device and may not allow the Company to continue to sell the product pending such review. The Company is currently in discussions with the FDA and is preparing a 510(k) application in case the FDA requires it to submit one. The Company intends to continue marketing and selling ALLOMATRIX-TM- Injectable Putty while these discussions are ongoing. If the Company is required to submit an application, there can be no assurance that it will be cleared by the FDA in a timely manner or at all. Also, the FDA may take enforcement action against the Company including requiring it to modify or cease distribution of ALLOMATRIX-TM-Injectable Putty, which would adversely affect the Company's profitability. Although the Company is currently unable to predict the outcome, management does not believe that the ultimate resolution of this matter will materially adversely affect the Company's financial position or operating results.

                                  BRINGING SOLUTIONS TO THE TABLE-TM-

CONSERVE-REGISTERED TRADEMARK-
FEMORAL SURFACE
REPLACEMENT SYSTEM

[GRAPHIC OF CONSERVE-REGISTERED TRADEMARK- HIP       CONSERVE NOW
IMPLANT                                              AND YOU'LL HAVE
AND MAN INSIDE HULA HOOP]                            SOME HIP LEFT
                                                     FOR LATER.

                                                     [GRAPHIC OF WRIGHT MEDICAL GROUP, INC.
                                                     HEADQUARTERS]

ADVANCE-REGISTERED TRADEMARK-
MEDIAL-PIVOT
KNEE

[GRAPHIC OF ADVANCE-REGISTERED TRADEMARK- MEDIAL     WE'VE GIVEN
PIVOT                                                KNEE REPLACEMENT
KNEE AND MAN SWINGING GOLF CLUB]                     A WHOLE
                                                     NEW TWIST.

                                     [LOGO]

                                    PART II

                     Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by WMG in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the Nasdaq listing fee.


                                                              -----------------
ITEM                                                          AMOUNT TO BE PAID
----                                                          -----------------
SEC registration fee........................................    $   33,062.50
NASD fee....................................................        13,725.00
Nasdaq listing fee..........................................        95,500.00
Blue Sky fees and expenses..................................         5,000.00
Legal fees and expenses.....................................       650,000.00
Accounting fees and expenses................................       725,000.00
Printing expenses...........................................       250,000.00
Transfer agent fees.........................................        20,000.00
Miscellaneous...............................................        32,712.50
                                                              -----------------
Total.                                                        $    1,825,000.00
                                                                =============


------------------------

*   To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Delaware Law and our amended and restated certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of WMG made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys' fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of WMG. Reference is made to Section 145 of the Delaware General Corporate Law for a full statement of these indemnification rights.

We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15. Recent Sales of Unregistered Securities

Since November 23, 1999, our date of incorporation, we have issued and sold the following securities without registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The following information reflects the two-for-one common stock split that occurred on August 8, 2000, immediately prior to our initial issuance of series C preferred stock, and the 1 for 2.75 reverse common stock split that will occur prior to the closing of the offering:

(1) In November 1999, we sold all of the then outstanding shares of our common stock to Warburg Pincus at a cash price of $1.00 per share for a total price of $10.00.

(2) In connection with our acquisition of Wright Medical Technology, Inc. in December 1999, we made the following issuances of securities:

    - Warburg Pincus purchased 572 shares of our common stock at $.01 per share, 8,330,000 shares of our series A preferred stock at $3.17 per share, 4,970,000 shares of series B preferred stock at $3.17 per share, $24,386,141 aggregate principal amount of 10% subordinated notes and a warrant to purchase 345,455 shares of our common stock, for a total purchase price of $66,500,000;

    - Vertical Fund Associates, L.P. purchased 28 shares of our common stock at $.01 per share, 700,000 shares of our series A preferred stock at $3.17 per share, $1,283,481 aggregate principal amount of 10% subordinated notes and a warrant to purchase 18,182 shares of our common stock, for a total purchase price of $3,500,000;

    - PGI Investments Limited, was issued 1 share of our common stock, 21,932 shares of our series A preferred stock, a warrant to purchase 3,988 shares of our common stock and $40,208 aggregate principal amount of 10% subordinated notes, by operation of law as a result of the acquisition;

    - Princes Gate Investors, L.P. was issued 15 shares of our common stock, 230,356 shares of our series A preferred stock, a warrant to purchase 41,883 shares of our common stock and $422,320 aggregate principal amount of 10% subordinated notes, by operation of law as a result of the acquisition of WMT;

    - PGI Sweden AB was issued 1 share of our common stock, 21,932 shares of our series A preferred stock, a warrant to purchase 3,988 shares of our common stock and $40,208 aggregate principal amount of 10% subordinated notes, by operation of law as a result of the acquisition of WMT;

    - Marinbeach United S.A. was issued 1 share of our common stock, 10,980 shares of our series A preferred stock, a warrant to purchase 1,996 shares of our common stock and $20,131 aggregate principal amount of 10% subordinated notes, by operation of law as a result of the acquisition of WMT;

    - California Public Employees' Retirement System was issued 103 shares of our common stock, 1,554,800 shares of our series A preferred stock, a warrant to purchase 282,691 shares of our common stock and $2,850,467 aggregate principal amount of 10% subordinated notes, by operation of law as a result of the acquisition of WMT; and

    - Certain of our employees were issued options to purchase 160,000 shares of our series A preferred stock with a per share exercise price of $.63, warrants to purchase 29,091 shares of our common stock and $293,333 aggregate principal amount of our 10% subordinated notes, in the aggregate, by operation of law as a result of the acquisition of WMT.

(3) In connection with our acquisition of Cremascoli Ortho Holding, S.A. in December 1999, we made the following issuances of securities:

    - Warburg Pincus purchased 3,180,374 shares of our series A preferred stock at $3.17 per share, 2,919,626 shares of series B preferred stock at $3.17 per share and $11,184,621 aggregate principal amount of 10% subordinated notes, for a total purchase price of $30,500,000;

    - Vertical Fund Associates, L.P. purchased 300,000 shares of our series A preferred stock at $3.17 per share and $550,063 aggregate principal amount of 10% subordinated notes, for a total purchase price of $1,500,000; and

    - Six former stockholders of Cremascoli were issued 84,027 shares of our series A preferred stock and $166,042 of our 10% subordinated notes, in the aggregate, by operation of law as a result of the acquisition of Cremascoli by WMG.

(4) In August 2000, we sold Warburg Pincus 9 shares of our common stock at $.01 per share, 1,200,010 shares of our series C preferred stock at $1.58 per share and $1,100,111 aggregate principal amount of 10% subordinated notes, for a total purchase price of $3,000,000 in cash.

(5) In August 2000, we sold Vertical Fund Associates, L.P. 4 shares of our common stock at $.01 per share, 600,005 shares of our series C preferred stock at $1.58 per share and $550,055 aggregate principal amount of 10% subordinated notes, for a total purchase price of $1,500,000 in cash.

(6) In August 2000, we sold James T. Treace and Angeline G. Treace 6 shares of our common stock at $.01 per share, 800,007 shares of our series C preferred stock at $1.58 per share and $733,407 aggregate principal amount of 10% subordinated notes, for a total purchase price of $2,000,000 in cash.

(7) In August 2000, we sold F. Barry Bays 3 shares of our common stock at $.01 per share, 400,003 shares of our series C preferred stock at $1.58 per share and $366,704 aggregate principal amount of 10% subordinated notes, for a total purchase price of $1,000,000 in cash.

(8) In August 2000, we sold John R. Treace 1 share of our common stock at $.01 per share, 200,002 shares of our series C preferred stock at $1.58 per share and $183,352 aggregate principal amount of 10% subordinated notes, for a total purchase price of $500,000 in cash.

(9) In August 2000, we sold Thomas E. Timbie 1 share of our common stock at $.01 per share, 200,002 shares of our series C preferred stock at $1.58 per share and $183,352 aggregate principal amount of 10% subordinated notes, for a total purchase price of $500,000 in cash.

(10) In August 2000, we sold James E. Thomas 4 shares of our common stock at $.01 per share, 600,005 shares of our series C preferred stock at $1.58 per share and $550,055 aggregate principal amount of 10% subordinated notes, for a total purchase price of $1,500,000 in cash.

(11) In December 2000, we sold Jeffrey G. Roberts and Rebecca R. Roberts 30,000 shares of our series C preferred stock at $1.58 per share and $27,503 aggregate principal amount of 10% subordinated notes, for a total purchase price of $75,000 in cash.

(12) In December 2000, we sold Joyce B. Jones 4,000 shares of our series C preferred stock at $1.58 per share and $3,667 aggregate principal amount of 10% subordinated notes, for a total purchase price of $10,000 in cash.

(13) In December 2000, we sold John T. Treace 1 share of our common stock at $.01 per share, 200,002 shares of our series C preferred stock at $1.58 per share and $183,352 aggregate principal amount of 10% subordinated notes, for a total purchase price of $500,000 in cash.

(14) In December 2000, we sold Holly J. Treace 7,900 shares of our series C preferred stock at $1.58 per share and $7,242 aggregate principal amount of 10% subordinated notes, for a total purchase price of $19,750 in cash.

(15) In December 2000, we sold Heather A. Treace 7,900 shares of our series C preferred stock at $1.58 per share and $7,242 aggregate principal amount of 10% subordinated notes, for a total purchase price of $19,750 in cash.

(16) In December 2000, we sold Jennie L. Dapas 7,900 shares of our series C preferred stock at $1.58 per share and $7,242 aggregate principal amount of 10% subordinated notes, for a total purchase price of $19,750 in cash.

(17) In December 2000, we sold Jennifer Walker 1,580 shares of our series C preferred stock at $1.58 per share and $1,448 aggregate principal amount of 10% subordinated notes, for a total purchase price of $3,950 in cash.

(18) In December 2000, we sold Alan Taylor 2,500 shares of our series C preferred stock at $1.58 per share and $2,292 aggregate principal amount of 10% subordinated notes, for a total purchase price of $6,250 in cash.

(19) In December 2000, we sold Michael E. Kaufman 4,000 shares of our series C preferred stock at $1.58 per share and $3,667 aggregate principal amount of 10% subordinated notes, for a total purchase price of $10,000 in cash.

(20) In December 2000, we sold John T. Treace 7,900 shares of our series C preferred stock at $1.58 per share and $7,242 aggregate principal amount of 10% subordinated notes, for a total purchase price of $19,750 in cash.

(21) In December 2000, we sold John K. Bakewell 1 share of our common stock at $.01 per share, 120,001 shares of our series C preferred stock at $1.58 per share and $110,011 aggregate principal amount of 10% subordinated notes, for a total purchase price of $300,000 in cash.

(22) In December 2000, we sold Warren Haggard 6,000 shares of our series C preferred stock at $1.58 per share and $5,501 aggregate principal amount of 10% subordinated notes, for a total purchase price of $15,000 in cash.

(23) In December 2000, we sold Jack Parr, Ph.D. 10,000 shares of our series C preferred stock at $1.58 per share and $9,168 aggregate principal amount of 10% subordinated notes, for a total purchase price of $25,000 in cash.

(24) In December 2000, we sold Jason P. Hood 316 shares of our series C preferred stock at $1.58 per share and $290 aggregate principal amount of 10% subordinated notes, for a total purchase price of $790 in cash.

(25) In December 2000, we sold Dekany Financial Ltd. 1 share of our common stock at $.01 per share, 96,001 shares of our series C preferred stock at $1.58 per share and $88,009 aggregate principal amount of 10% subordinated notes, for a total purchase price of $240,000 in cash.

(26) In December 2000, we sold Giovanni Carollo 40,000 shares of our series C preferred stock at $1.58 per share and $36,670 aggregate principal amount of 10% subordinated notes, for a total purchase price of $100,000 in cash.

(27) In December 2000, we sold Kenneth Asset Corporation 1 share of our common stock at $.01 per share, 64,001 shares of our series C preferred stock at $1.58 per share and $58,673 aggregate principal amount of 10% subordinated notes, for a total purchase price of $160,000 in cash.

(28) In February 2001, we issued 5,453 shares of our common stock at $4.35 per share, and $11,945 aggregate principal amount of 10% subordinated notes as a result of the release of an environmental escrow.

(29) In March 2001, we sold Robert Glen Coleman, our Senior Vice President of Marketing and Business Development, 100,001 shares of our series C preferred stock at $1.58 per share, 1 share of our common stock and $91,676 aggregate principal amount of 10% subordinated notes, for a total purchase price of $250,000.

(30) From December 1999 through March 31, 2001, we granted options to employees and distributors under our 1999 Equity Incentive Plan to purchase an aggregate of 2,671,100 shares of common stock at a price of $4.35 per share and 356,909 at a per share exercise price of $8.25. During this period 304,873 shares were canceled upon termination of employment. As of March 31, 2001, none of these options had been exercised and options to purchase 2,723,136 shares of our common stock remain outstanding.

(31) From December 1999 through March 31, 2001, we granted options to purchase a total of 247,273 shares of our common stock to non-employee directors under the 1999 Equity Incentive Plan at a per share exercise price of $4.35 and 29,091 at a per share exercise price of $8.25. None of these options had been exercised as of December 31, 2000, and therefore, all remained outstanding.

(32) From December 1999 through March 31, 2001, we issued 69,688 shares of our common stock and $227,948 in cash representing the cash equivalent of 52,356 shares of our common stock at $4.35 per share to distributors under the 1999 Equity Incentive Plan.

The above option grants were made in reliance on Rule 701 or Section 4(2) under the Securities Act. With regard to our reliance upon the exemptions set forth in the previous sentence, we made inquiries to establish that these sales qualified for exemptions from the registration requirements. In particular, we confirmed that:

    - all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us;

    - each investor made representations that he or she was sophisticated in relation to this investment and we have no reason to believe these representations were incorrect;

    - each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and

    - offers and sales within any offering were made to a limited number of persons.

Item 16. Exhibits and Financial Statement Schedules

    (A) EXHIBITS

        See the Exhibit Index attached to this registration statement which is incorporated herein by reference.

    (B) FINANCIAL STATEMENT SCHEDULES.

        See Financial Statement Schedules attached hereto as Schedule II.

Item 17. Undertakings.

    (a) The Registrant undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in denominations and registered in names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or Bylaws of the Registrant, the Purchase Agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities

       Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

    (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures


Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 5 to the Registration Statement on Form S-1 to be signed on our behalf by the undersigned, thereunto duly authorized, in the city of Arlington, Tennessee on this 9th day of July 2001.


                                            WRIGHT MEDICAL GROUP, INC.

                                            By:  /s/ F. BARRY BAYS
                                                 --------------------------------------------------------
                                                 F. Barry Bays
                                                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated, on July 9, 2001.



                      Signature                                            Title                          Date
                      ---------                                            -----                          ----
                  /s/ F. BARRY BAYS
     -------------------------------------------       President, Chief Executive Officer and         July 9, 2001
                    F. Barry Bays                        Director (Principal Executive Officer)

                /s/ JOHN K. BAKEWELL
     -------------------------------------------       Chief Financial Officer (Principal Financial   July 9, 2001
                  John K. Bakewell                       Officer and Principal Accounting Officer)

                          *
     -------------------------------------------       Chairman of the Board                          July 9, 2001
                   James T. Treace

                          *
     -------------------------------------------       Director                                       July 9, 2001
                  Richard B. Emmitt

                          *
     -------------------------------------------       Director                                       July 9, 2001
                   James E. Thomas

                          *
     -------------------------------------------       Director                                       July 9, 2001
                  Thomas E. Timbie

                          *
     -------------------------------------------       Director                                       July 9, 2001
               Elizabeth H. Weatherman


John K. Bakewell, by signing his name below, signs this document on behalf of each of the above-named persons specified by an asterisk(*), pursuant to a power of attorney duly executed by such persons, filed with the Securities and Exchange Commission in the Registrant's Registration Statement on April 27, 2001.

                /s/ JOHN K. BAKEWELL
     -------------------------------------------       Attorney-in-fact
                  John K. Bakewell

                    Report of Independent Public Accountants
                        on Financial Statement Schedule


To WRIGHT MEDICAL GROUP, INC.

We have audited in accordance with generally accepting auditing standards, the consolidated financial statements of Wright Medical Group, Inc. included in this registration statement for the periods indicated in our report thereon. Our report on the financial statements includes an explanatory paragraph with respect to the change in the method of accounting for surgical instruments as discussed in Note 2 to the financial statements. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The financial statement schedule listed under item 16(b) of this registration statement is the responsibility of Wright Medical Group's management and is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The financial statement schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP



Memphis, Tennessee
July 9, 2001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

The audit referred to in our report to Wright Medical Technology, Inc., dated April 26, 1999, which is contained in the Prospectus constituting part of this Registration Statement included the audit of the schedule listed under item 16(b) for the year ended December 31, 1998. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audit.

In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

BDO SEIDMAN, LLP

Memphis, Tennessee
April 26, 1999

 Schedule II--Valuation and Qualifying Accounts Allowance for Doubtful Accounts
                           Wright Medical Group, Inc.

                                                    BALANCE AT   CHARGED TO           FROM
                                                     BEGINNING    COSTS AND       PURCHASE                   BALANCE AT
                                                     OF PERIOD     EXPENSES   TRANSACTIONS   DEDUCTIONS   END OF PERIOD
IN THOUSANDS                                        ----------   ----------   ------------   ----------   -------------
Description
Allowance for doubtful accounts deducted from
  accounts receivable
For the period ended:
  December 31, 2000...............................   $  1,607     $  1,121             --    $     432     $     2,296
                                                     --------     --------     ----------    ---------     -----------
  December 31, 1999...............................   $    527     $     24     $    1,070    $      14     $     1,607
                                                     --------     --------     ----------    ---------     -----------
  December 7, 1999................................   $  1,781     $    145             --    $   1,399     $       527
                                                     --------     --------     ----------    ---------     -----------
  December 31, 1998...............................   $    306     $  1,490             --    $      15     $     1,781
                                                     --------     --------     ----------    ---------     -----------

Sales returns and allowance:
For the period ended:
  December 31, 2000...............................   $    681     $    204             --           --     $       885
                                                     --------     --------     ----------    ---------     -----------
  December 31, 1999...............................   $    731     $    (50)            --           --     $       681
                                                     --------     --------     ----------    ---------     -----------
  December 7, 1999................................   $    838     $   (107)            --           --     $       731
                                                     --------     --------     ----------    ---------     -----------
  December 31, 1998...............................   $    744     $     94             --           --     $       838
                                                     --------     --------     ----------    ---------     -----------

                                 Exhibit Index


EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1            Form of Underwriting Agreement.+
         2.1            Amended and Restated Agreement and Plan of Merger, dated as of December 7, 1999, among Wright Medical Technology, Inc.,
                        Warburg Pincus Equity Partners, LP, Wright Acquisition
                        Corp., Inc. and Wright Medical Group, Inc.+
         3.1            Form of Fourth Amended and Restated Certificate of
                        Incorporation of Wright Medical Group, Inc.+
         3.2            Form of Amended and Restated Bylaws of Wright Medical Group,
                        Inc.+
         4.1            Registration Rights Agreement, dated December 7, 1999, among the investors listed on Schedule I to the Agreement and
                        Wright Medical Group, Inc.+
         4.2            Investor Rights Agreement, dated December 22, 1999, among
                        the investors listed on Schedule I to the Agreement,
                        Warburg, Pincus Equity Partners, L.P., and Wright Medical
                        Group, Inc.+
         4.3            Form of Stock Certificate.+
         5.1            Opinion of Willkie Farr & Gallagher.+
        10.1            Stockholders Agreement, dated December 7, 1999, among the
                        stockholders, the investors listed on Schedule I to the
                        Agreement and Wright Medical Group, Inc.+
        10.2            Amendment No. 1 to the Stockholders Agreement, dated August
                        7, 2000.+
        10.3            Form of Employment Agreement between Wright Medical Group,
                        Inc. and certain of its Executive Officers.+
        10.4            1999 Equity Incentive Plan.+
        10.5            Form of Incentive Stock Option Agreement.+
        10.6            Form of Non-Qualified Stock Option Agreement.+
        10.7            Credit Agreement, dated as of December 7, 1999, among Wright
                        Medical Group, Inc., Wright Medical Technology, Inc., Bank
                        of America, N.A., as syndication agent, The Chase Manhattan
                        Bank, as administrative agent, collateral agent and issuing bank, and Chase Manhattan Bank, Paris Branch, as French
                        lender.+
        10.8            First Amendment and Waiver, dated as of August 7, 2000, to the Credit Agreement.+
        10.9            Second Amendment and Waiver, dated as of March 21, 2001, to the Credit Agreement dated December 7, 1999.+
        10.10           Security Agreement, dated as of December 20, 1999 among
                        Wright Medical Group, Inc., Wright Medical Technology, Inc.,
                        and The Chase Manhattan Bank, as collateral agent.+
        10.11           Parent Guarantee Agreement, dated as of December 7, 1999,
                        between Wright Medical Group, Inc. and The Chase Manhattan
                        Bank, as collateral agent.+
        10.12           Pledge Agreement, dated as of December 17, 1999, among
                        Wright Medical Technology, Inc. and The Chase Manhattan
                        Bank, as collateral agent.+
        10.13           Credit Agreement, dated as of December 22, 1999, among
                        Cremascoli Ortho Holding S.A. the lenders party thereto,
                        Chase Manhattan Bank, Paris Branch, as local agent and
                        initial lender, The Chase Manhattan Bank, as U.S.
                        Administrative Agent and U.S. Collateral Agent and Bank of
                        America, N.A., as U.S. Syndication Agent.+
        10.14           First Amendment and Consent, dated as of January 21, 2000, to the Credit Agreement dated as December 22, 1999, among
                        Cremascoli Ortho Holding S.A., the lenders party thereto,
                        Chase Manhattan Bank, Paris Branch, The Chase Manhattan Bank
                        and Bank of America N.A.+
        10.15           Second Amendment and Consent, dated as of March 23, 2000, to the Credit Agreement dated as December 22, 1999, among
                        Cremascoli Ortho Holding S.A., the lenders party thereto,
                        Chase Manhattan Bank, Paris Branch, The Chase Manhattan Bank
                        and Bank of America N.A.+
        10.16           Guarantee Agreement, dated as of December 22, 1999, entered into by Cremascoli Ortho S.A., in favor of Chase Manhattan
                        Bank, Paris Branch.+
        10.17           Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers.+
        10.18           Form of Warrant.+
        10.19           Amendment No. 1 to the Incentive Stock Option Agreement.+
        10.20           Form of Sales Representative Award Agreement under the 1999
                        Equity Incentive Plan.+
        10.21           Form of Non-Employee Director Stock Option Agreement under the 1999 Equity Incentive Plan.+
        10.22           Form of Amended and Restated 1999 Equity Incentive Plan.+
        16.1            Acknowledgment of Ernst & Young LLP.+
        16.2            Acknowledgment of BDO Seidman, LLP.+
        21.1            List of Subsidiaries.+
        23.1            Consent of BDO Seidman, LLP.
        23.2            Consent of Arthur Andersen LLP.
        23.4            Consent of Willkie Farr & Gallagher (included in Exhibit
                        5.1).+
        24.1            Power of Attorney.+


------------------------

+   Previously filed.